UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(g) of the Securities Exchange Act of 1934

COMCAM INTERNATIONAL, INC.
(Name of Small Business Issuer in Its Charter)

Delaware   **23-2976562**
(State or Other Jurisdiction of   (I.R.S. Employer
Incorporation or Organization)   Identification No.)

1140 McDermott Drive, Suite 200, West Chester, Pennsylvania 19380
(Address of Principal Executive Offices)   (Zip Code)

(610) 436-8089
(Issuer's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(g) of the Exchange Act:

Title of Class

Common Stock ($0.0001 par value)

TABLE OF CONTENTS

Page No.

PART I

PART II

PART F/S

PART III

SIGNATURES

EXHIBITS

Explanatory Note

As used herein, the terms "Company," "we," "our" and "us" refer to ComCam International, Inc., and its predecessor, unless the context indicates otherwise.

This registration statement has been prepared on a prospective basis on the assumption that ComCam, Inc., the Company's parent, will effect a distribution of 100% of the shares of our common stock to the shareholders of ComCam, Inc., on a pro rata basis. There can be no assurance, however, that this transaction will occur at all or as anticipated. Any significant modifications or variations in the anticipated distribution will be reflected in an amendment or supplement to this registration statement, and reflected in the information statement to be filed with the Securities and Exchange Commission ("Commission") and delivered to the shareholders of ComCam, Inc., in connection with the distribution.

The Company is voluntarily filing this registration statement with the Commission to become a "reporting issuer" under the Securities Exchange Act of 1934, as amended ("Exchange Act") and may seek public quotation on the Over the Counter Bulletin Board ("OTCBB") of the National Association of Securities Dealers, Inc. (NASD®). The NASD requires companies that seek quotation on the OTCBB to be "reporting issuers." Being a "reporting issuer" may also provide us with certain advantages when seeking future business opportunities.

This registration statement, including the information that may be incorporated herein by reference, contains forward looking statements including statements regarding, among other items, our business. These forward looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in the "Risk Factors" section beginning on page 7 of this registration statement, and other factors not described herein.

PART I

ITEM 1.   DESCRIPTION OF BUSINESS

Corporate Organization

The Company was incorporated as "Embedded Technology Group Inc." on September 18, 1998, in the State of Delaware. Our name was changed to "ComCam International Inc." on February 19, 1999. On June 3, 2002, the Company was acquired by ComCam, Inc. and has since operated as a wholly owned subsidiary of ComCam, Inc.

The Company's principal place of business is located at 1140 McDermott Drive, Suite 200, West Chester, Pennsylvania 19380 and its telephone number is (610) 436-8089.

The Company's registered agent is Delaware Registry Ltd., 3511 Silverside Road, Suite 105, Wilmington, Delaware 19810.

Business

Summary

The Company's mission is to become a leader in *Internet Protocol* (IP) networked video products and solutions as a pioneering developer and provider of IP addressable wired and wireless digital video products and solutions.

We provide next-generation remote video and control products, solutions and services to the growing global market for fixed and mobile security applications over a wide range of uses. Our products also provide telemedicine, transportation monitoring, process control and customized solutions in high-margin specialty and mass-market sectors within corporate, government, and residential markets.

The Company was responsible for introducing the world's first *802.11 interface* wireless camera networking system and the world's smallest IP network recorder.

Our core technology is based on a computing platform complete with an operating system, firmware, software applications, and development tools. The Company's products are the result of a multi-disciplinary research and development effort in video systems design with IP and I/O (input/output) control combined with related software products.

The Company's networking system is comprised of proprietary hardware and software components that are programmable and can be reconfigured to integrate a wide variety of complementary applications. Advanced competitive features include: high performance with low-power consumption; proprietary, low bandwidth compression; frame-by-frame encryption; motion-detection, access-control and other software capabilities; and multiple I/O ports. All products use a flexible viewer/recorder software engine that runs on PCs, PDAs and cell phones. The platform is a hardware and software solution that integrates existing analog and next-generation IP surveillance/security applications.

Security Surveillance

Since the beginning of the new century there have been repeated calls for improvement in every day security measures. The immediate result of this concern has been a significant increase in the demand for effective security systems. Both face-recognition software and video-monitoring surveillance systems are receiving considerable attention in terms of what technology can do to manage security environments more effectively.

The security surveillance and monitoring industry is large and fragmented with no dominant leader. Providers are comprised of thousands of manufacturing, distribution, and installation/service companies engaged in the task of safeguarding public and/or private facilities, personnel, and assets. The threat of terrorism, higher crime rates, and computer vulnerability all have had an effect on creating a growing demand for security related products. Among the services and products available are access control and identification programs, alarm systems, biometrics, surveillance equipment, computer security, home automation, integrated systems, intrusion alarms with monitoring, and GPS mobile securities.

Over the last 20 years, video monitoring and surveillance applications have been served by analog technology, which requires heavy maintenance, does not offer remote accessibility, and is notoriously difficult to integrate with other information technology systems. Despite these drawbacks, analog technology was popular within the security markets. Until recently, video in security applications was primarily used to provide raw data. However, new technology enables more precise information, making it possible to communicate, make decisions, and activate an immediate response to any perceived threat. Advances in communication technologies now make it easier to convert video into valuable real-time or time-lapsed information. New product introductions or enhancements, declining market prices for component parts and products, and competing or overlapping systems and technologies characterize the dynamic nature of the security surveillance industry today. The potential for the burgeoning digital video market is evident as the industry makes the transition from analog to digital technology.

New Technology

The rapid growth of video monitoring surveillance has fostered a technology revolution from analog to digital format and the use of IP networks to enable the distribution of video over the Internet. In addition, the rapid adoption of wireless capabilities on laptop computers, cell phones, PDAs, and other devices has expanded the mobile computing environment. A new technology, the IP-surveillance solution, creates digitized video streams that, when transferred via a computer network either over a wire line or wirelessly, enable remote monitoring from almost anywhere in the world.

IP-surveillance enables users to develop an open digital surveillance system by providing solutions for converting analog images into an easily distributable digital format. The high-resolution digital images can be viewed, stored, or transferred anywhere on a computer network. IP-surveillance has enormous performance advantages over analog video monitoring systems as well as substantial cost savings, which include:

- Faster installation and step by step implementation;
- Lower maintenance costs;
- Decreasing digital technology prices;
- Capacity for integration; and
- Remote accessibility that decreases costs.

The IP platform utilized by the Company is a hardware and software solution that integrates existing analog as well as next-generation IP-surveillance and security applications.

The Company's Hardware: the COMCAM 10 Series

A traditional commercial digital video system incorporates three components: (1) the camera or video-capture device, (2) the player or video-display device, and (3) the server, storage medium, or data-management device. The Company manufactures all three components and offers them as one integrated system, the COMCAM 10 series.

The COMCAM 10 series uses the most advanced technologies for video capture, compression, analysis, and transmission capabilities. COMCAM 10 technology works in all wired and wireless networks, including the Internet. COMCAM 10 operates to licensed standards (e.g., cellular phones) and unlicensed standards (e.g., the IEEE 802.11b Wireless standard and Bluetooth). The COMCAM 10 series product compatibility represents a competitive advantage since it can be deployed in over one hundred countries around the world.

The COMCAM 10 system operates in digital format with intelligent cameras and a very sophisticated video compression technology that achieves a 300 to 500 percent improvement over the leading conventional compression solution; compression is the key factor for effective IP-surveillance. Our research and development is now focused on increasing compression rates to as high as 750:1.

Sophisticated software, embedded in the COMCAM 10 camera, compresses and manages the broadband video-signal in real-time before transmitting it either via a wire line or wirelessly. Video entering the camera's IDNC network processor is converted to digital data, compressed, and formatted for local storage or direct transmission to a network server. As a storage medium, the Company's COMCAM 10 server compresses video signals and provides the option of storing data for further usage and analysis either within the camera, on a local PC or on a central network server. The COMCAM 10 enables easy data trans-coding to any data format which facilitates fast transmission to a variety of devices, such as cell phones, PDA's, etc.

The Company's technology operates with minimal power consumption, enabling the use of solar panels as a power source for full functionality in remote locations such as weather stations and border crossings.

The COMCAM 10 series captures and stores live video feeds locally on a hard drive inside the camera for delayed or immediate transmission of video to a receiver for playback or storage over any telecommunications network. Searching for a sequence on videotape has traditionally taken hours of playback and searching. Digital cameras today can be plugged into a standard computer network and offer greater performance and reliability than analog cameras. Large video archives can now be easily stored. Importantly, digital video archives can be indexed and specific video clips located quickly and easily.

The Company's Software: the C3 and Pocket C3

The Company offers five recently upgraded, licensed software products that work in concert with our custom hardware platform, the most important of which are the "Camera Control Centers" - the C3 and the Pocket C3. The C3 brings control room video to laptops to international customers in seven languages. Pocket C3 extends our proven network security applications and surveillance software to the PDA and smart-phone market sectors.

Video data can be transmitted over standard networks using any type of transmission media, such as Ethernet, wireless LAN, or conventional dial-up phone lines. Data is then received by a computer running the Company's viewer program, the C3 or Pocket C3, which decodes and decompresses the images for viewing or archiving. The C3 and Pocket C3 can also be used to send proprietary user commands back to the COMCAM 10 through the same path used to transmit the video data. Commands are decoded by the COMCAM 10 and can be used to control remote devices such as pan/tilt/zoom camera domes and door locks. The Company's unique management software modules can serve as stand-alone applications or browsers that can facilitate customization (i.e., translations) by local resellers, as well as interfacing to third-party and nonstandard devices like the Compaq I-PAQ and Symbol MC-50.

Marketing and Sales Opportunities

The Company's marketing and sales team operates from the West Chester, Pennsylvania headquarters and targets three market segments.

1. We operate as a supplier of original technology (e.g., COMCAM 10, C3) to leading original equipment manufacturers (OEMs) as well as other key technology providers such as software developers and network systems operators. The Company sells its products and/or licenses its core proprietary software to equipment manufacturers who may, in turn, integrate it with their own branded products.

2. We supply qualified distributors and value added resellers/system integrators with a proven end-user customer base who incorporate the Company's products as part of value-added sales efforts.

3. We sell directly to end-users, including government, commercial, and residential users of video security applications. Notably, the residential market is underserved and has the highest long term growth rate potential in this sector of the industry.

Our marketing and sales advantage is due to the flexibility of our technological platform which lends itself to rapid integration with many third-party technologies including access control, biometric, RFID, chemical detection, and seismic detection. The Company's suite of software products and tools can extend the performance and functionality of many products, especially in the area of remote control with video. We believe that the current CCTV (closed circuit television), access control, biometrics and digital communications markets are consolidating and that our technology may well be the glue that will integrate these markets.

Business Partners

The Company builds channel partnerships with a variety of manufacturers, systems integrators, and other companies. One of these channel partnerships is with Symbol Technologies ("Symbol"), a leader in mobile computing, radio frequency identification, and scanning technology provider. Founded in 1975, it introduced one of the world's first barcode readers and has used this critical leverage point to become a major force in retail, wholesale distribution, travel, transportation, and governmental services. Symbol's family of mobile computing products did not support video. We recently signed a partnering agreement with Symbol that will support two-way "bundles" of our BNC MicroServer and C-3 software with Symbol's mobile computers (e.g., MC-50). Together, working with Technology Service Corp., ("TSC") as system integrator, we have been supporting sell-in efforts to the U.S. Department of Homeland Security and other federal and local entities.

TSC is an employee-owned, high technology company engaged in providing engineering services and specialized products to U.S. governmental agencies and private industry. TSC's specialized products include sensor and subsystem prototype development and demonstration, electronic circuit board manufacture, test devices, computer applications for "radar siting," geographic information services, and sensor/system modeling and simulation. We have combined TSC's current technology with our own to provide a powerful web based satellite imagery application that allows the user to zoom down to a detailed ground level view where various devices produced by us deliver live video and sensor data. TSC is committed to including the Company as part of its corporate presentation and, where appropriate, in its bids on federal government and other projects.

The innovative Wireless Camera Surveillance System ("WCSS"), from Beacon Products ("Beacon"), features our video network technology, which received recognition as the first fully integrated IP wireless surveillance system designed as an outdoor lighting fixture. *Buildings Magazine*, a national publication for owners and operators of commercial buildings, selected Beacon's WCSS system as one of the "Top 100 Products of the Year 2003." *Electrical Construction & Maintenance Magazine* named Beacon's WCSS system "Product of the Year 2004" in its Safety and Security category. Our partnership with Beacon represents an anticipated sales channel. Beacon's North American sales force is comprised of 700 representatives in numerous cities and municipalities.

We have also entered into a cross licensing and joint development venture agreement with Strela Development AG of Switzerland. The Company's core technology is to be included in Strela's HealthSourceOne platform of remote medical diagnostic products and services. Strela will, in turn, license our sensor technology for use in non-medical markets.

Competition

Competition within the international market for fixed and mobile commercial video cameras and other equipment communication systems is intense. While there is no dominant technological or business leader, there are many companies with greater financial resources and more established distribution channels than the Company. However, we do offer a highly competitive video camera system that meets the requirements of both the commercial wired and wireless end-users, including the offering of a fully functional, compact wireless system for mobile and personal usage. Our products are distinguished by next-generation innovations that are more sophisticated and cost effective than competitive products. Further, we believe that the Company does not have a *direct* competitor based on seven value positions:

- Flexibility: Programmable behavior; new algorithms and accessories at the video/control source;
- Video Features: Distinct video compression advantage vs. mainstream 300%-500% smaller than JPEG, more dynamic than MPEG;
- Physical Features: Adaptive power consumption - localized solar power capability;
- Network Features: Works on wireless networks and low bandwidth networks;
- Storage Features: Local storage and network balance;
- Software: Strong user and developer suite of software; and
- Barriers to Competition: Multidisciplinary R&D path, cross-disciplinary deployment.

Our indirect competitors include: Axis Communications, which supplies video, two-way audio and power over Ethernet for professional indoor applications; Pixord Corporation, which offers servers, cameras, and recorders to 50 distributors worldwide; Mobotix AG, which manufactures a variety of cameras; Sony, which offers cameras and software; and JVC, which provides a full line-up of IP cameras and related accessories.

Marketability

The global security market is in the midst of a transformation from first-generation analog to second-generation digital or software-based systems. Analog CCTV video camera technology connected to centralized control systems comprises the majority of first-generation video security applications. New digitally based security applications integrated with video security systems are emerging, which include access control, biometrics, RFID, chemical detection, seismic detection, and analytic capabilities like algorithmic facial recognition. The trend is moving toward security cameras integrated with digital applications.

The Freeman Report *2002 Remote & Networked Video Surveillance Market* explains the trend as follows:

> *"The ability to convert systems from analog to digital platforms, the use of "intelligent" cameras, the development of superior compression techniques, the utilization of digital memory that enables fast information retrieval, and software innovations that facilitate object tracking and other advanced video management techniques are just some of the development innovations impacting the marketplace."*

The market's transformation is potentially enormous. The *Lehman Brothers 2004 Security Industry Report* estimated the CCTV replacement market to second-generation systems would be $4 billion for 2005. The Lehman report also believes that current analog CCTV video security systems are being replaced or enhanced by software based IP platforms.

Government Regulation

The following information generally summarizes government regulations that pertain to the Company's operations.

The Company is subject to local, state and national taxation. Our fixed and mobile digital video cameras and communication systems must conform to local, national and international governmental authorities that set the regulations by which communications are transmitted within and across respective territories. Our products are required to meet Federal Communications Commission ("FCC") approval, specifically for Classes A & B Digital Devices and Part 15 for the telephone related applications of its hardware products.

The FCC's definition of a *Class A Digital Device* is one which is marketed for use in a commercial, industrial or business environment.

The FCC's definition of a *Class B Digital Device* is one which is marketed for use in a residential environment. Examples include, but are not limited to, personal computers, calculators, and similar electronics devices that are marketed for use by the general public.

The Federal Code of Regulation of the FCC *Part 15* is a common testing standard for most electronic equipment. FCC Part 15 covers the regulations under which a device intentionally, unintentionally, or incidentally emits radio frequency energy by radiation or induction that can be operated without an individual license. FCC Part 15 also covers technical specifications, administrative requirements, and other conditions relating to the marketing of FCC Part 15 devices. Verification, a declaration of conformity, or a certification may be required for FCC Part 15 compliance, depending on the type of the equipment.

The Company has successfully operated within current governmental regulations in various jurisdictions and is confident that any changes in governmental regulations can be met in relation to its core technology.

Risk Factors

The Company's operations and securities are subject to a number of risks, including but not limited to those described below. Should any of the following risks have a negative impact on our operations, the business, financial condition and/or operating results of the Company and the future trading price and/or value of our securities may be materially adversely affected.

Risks Related to the Company's Business

THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN IS IN QUESTION

The Company's auditors included an explanatory note in their report of financial statements for years ended December 31, 2004 and 2003, stating that there are certain factors which raise substantial doubt about the Company's ability to continue as a going concern. These factors include (i) limited revenue generating activities in place, and (ii) the Company has incurred losses since inception.

THE COMPANY HAS A HISTORY OF LOSSES AND MAY INCUR LOSSES FOR THE FORESEEABLE FUTURE

The Company's accumulated losses as of September 30, 2005, were $3,962,005. We have yet to achieve profitability and we can give no assurances that we will achieve profitability within the foreseeable future while funding operating and capital expenditures. We can give no assurances that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

IF THE COMPANY DOES NOT OBTAIN ADDITIONAL CAPITAL TO OPERATE ITS BUSINESS, WE MAY NEED TO CEASE OPERATIONS

Should the Company be unable to generate sufficient cash flow from operations and be unable to secure additional capital to cover any short fall in operations, such condition would cause a reduction in expenditures which could have a material adverse effect on our ability to effectively continue operations. To the extent that we need additional funds to finance our operations, there can be no assurance that any such funding can be obtained on acceptable terms, or at all.

THE COMPANY FACES RISKS RELATED TO RAISING ADDITIONAL CAPITAL

The Company may need to raise additional capital to fund operations. If adequate funds are not available or are not available on acceptable terms, our ability to continue operations may be called into question.

In connection with further efforts to raise capital or obtain additional financing, we may be obligated to issue additional shares of the Company's common stock or warrants or other rights to acquire common stock on terms that will result in dilution to existing shareholders or place restrictions on operations. The Company may be unsuccessful in obtaining additional equity capital or financing on any terms, in which event our operations may be adversely affected.

THE COMPANY MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS

The Company's future success depends in significant part on its ability to evolve the hardware and software of its existing products and develop and introduce new products and technologies in response to the evolving demands of the market and competitive product offerings. If adequate funds are not available through increased cash flow, the Company's ability to develop or enhance products and services or otherwise respond to competitive pressures would be significantly limited.

THE VIDEO MONITORING SURVEILLANCE INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND THE COMPANY'S PRODUCTS COULD BECOME OBSOLETE AT ANY TIME

Evolving technology, updated industry standards, and frequent new product and service introductions characterize the video surveillance market; our products could become obsolete at any time. Competitors could develop products similar to or better than our own, finish development of new technologies in advance of the Company's research and development, or be more successful at marketing new products, any of which factors may hurt our prospects for success.

THE MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS IS CRITICAL TO THE COMPANY'S GROWTH

The Company generates revenue from the design and sale of video surveillance systems; therefore, market acceptance of our products is critical to growth. If our customers do not accept or purchase our products, then our revenue, cash flow and/or operating results will be negatively impacted.

THE COMPANY COMPETES WITH LARGER AND BETTER-FINANCED CORPORATIONS

Competition within the international market for fixed and mobile commercial video cameras and other equipment communication systems is intense. While the Company's products are distinguished by next-generation innovations that are more sophisticated, flexible and cost effective than many competitive products currently in the market place, a number of entities offer video surveillance systems, and new competitors may enter the market in the future. Some of our existing and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do.

THE COMPANY DEPENDS UPON SUBCONTRACTORS AND LIMITED SOURCE SUPPLIERS

The Company relies on subcontractors to manufacture, install and maintain its systems. We anticipate that the Company will continue to depend upon a limited number of source suppliers for the purchase of manufacturing components used in our products. Our reliance on subcontractors and source suppliers reduces the level of control we have and exposes us to significant risks such as inadequate capacity, late delivery, substandard quality and higher prices, all of which could adversely affect the Company's business.

If a supplier were unable to provide parts in the volumes needed or at an acceptable price, the Company would have to identify and qualify acceptable replacements from alternative sources of supply. If the Company was unable to obtain these components in a timely fashion, it would likely not be able to meet demand. Any disruption of either component procurement or manufacturing delays could adversely affect the Company's results of operations.

THE COMPANY'S CHIEF EXECUTIVE OFFICER MAY HAVE DIVIDED INTERESTS

Following the anticipated distribution of the Company's shares to the shareholders of ComCam, Inc., our chief executive officer will also continue to serve as the chief executive officer of ComCam, Inc. causing him to divide his time between two corporations which may prospectively have disparate interests. Currently, our chief executive office devotes substantially all of his time to research and development, production and the marketing of our products and services. However, subsequent to the distribution we will continue with the business of providing IP networked video products and solutions, while ComCam, Inc. may pursue unrelated business opportunities. The prospective division of common interests may limit our chief executive officer's ability to offer the undivided attention each corporation may require.

THE COMPANY'S SUCCESS DEPENDS ON THE COMPANY'S ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL

The Company's future success will depend substantially on the continued services and performance of its senior management and other key personnel. We have relatively few senior personnel. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on the Company's business prospects, financial condition and results of operations. Our future success also depends on the Company's ability to identify, attract, hire, train, retain and motivate technical, managerial and sales personnel. Competition for such personnel is intense, and we cannot assure that we will succeed in attracting and retaining such personnel. Our failure to attract and retain the necessary technical, managerial and sales personnel could have a material adverse effect on our business prospects, financial condition and results of operations.

MISAPPROPRIATION OF PROPREITARY RIGHTS OR CLAIMS OF INFRINGEMENT OR LEGAL ACTIONS RELATED TO INTELLECTUAL PROPERTY COULD ADVERSELY IMPACT THE COMPANY'S FINANCIAL CONDITION

The Company's success depends significantly on protecting its proprietary technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology or products. Monitoring unauthorized use of the Company's technology is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

In addition, from time to time, third parties may assert patent, copyright, trademark and other intellectual property rights claims against us with respect to existing or future products or technology. If there is a successful claim of infringement and the Company fails or is unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, the Company's business and results of operations could be seriously harmed.

THE COMPANY'S BUSINESS IS SUBJECT TO GOVERNMENTAL REGULATIONS

International, national and local standards set by governmental regulatory authorities set the regulations by which communications are transmitted within and across respective territories. The Company's fixed and mobile digital video cameras and communication systems are subject to such regulation in addition to national, state and local taxation. We are required to meet Federal Communications Commission approval, specifically for Classes A & B and Part 15 for the telephone related applications of our hardware products. Although the Company successfully operates within current governmental regulations it is possible that regulatory changes could negatively impact our operations and cause us to diminish or cease operations.

Future Risks Related to the Company's Stock

THE COMPANY MAY ATTEMPT TO QUOTE ITS STOCK ON THE OTCBB

We intend to register the Company with the Commission to become a reporting company, and may seek a quotation on the OTCBB. However, if we do not obtain a quote for our shares on the OTCBB, it is possible that no public market for our shares will ever develop.

If the Company is quoted on the OTCBB, this may limit our ability to raise money in an equity financing because many institutional investors do not consider OTCBB stocks for their portfolios. Investors' ability to trade our stock would be limited due to the fact that only a limited number of market makers quote OTCBB stock. Trading volume in OTCBB stocks is historically lower, and stock prices of OTCBB stocks are more volatile, than stocks traded on an exchange or the Nasdaq Stock Market. There is no guarantee that we will ever qualify for trading on an exchange or the Nasdaq Stock Market.

THE COMPANY'S STOCK PRICE COULD BE VOLATILE

Should a public market for our shares develop, the future market price could be subject to significant volatility and trading volumes could be low. Factors affecting the Company's market price will include:

- the Company's perceived prospects;
- negative variances in our operating results, and achievement of key business targets;
- limited trading volume in shares of the Company's common stock in the public market;
- sales or purchases of large blocks of our stock;
- changes in, or the Company's failure to meet, earnings estimates;
- changes in securities analysts' buy/sell recommendations;
- differences between our reported results and those expected by investors and securities analysts;
- announcements of new contracts by the Company or our competitors;
- announcements of legal claims against us;
- market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors;
- developments in the financial markets;
- general economic, political or stock market conditions.

In addition, our future stock price may fluctuate in ways unrelated or disproportionate to our operating performance. The general economic, political and stock market conditions that may affect the market price of the Company's common stock are beyond our control. The market price of the Company's common stock at any particular time may not remain the market price in the future. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. Any such litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources.

THE COMPANY'S SHAREHOLDERS MAY FACE SIGNIFICANT RESTRICTIONS ON THEIR STOCK.

The Company's stock differs from many stocks in that it is a "penny stock." The Commission has adopted a number of rules to regulate "penny stocks." These rules include, but are not limited to, Rules 3a5l-l, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Exchange Act. Since our securities constitute a "penny stock" within the meaning of the rules, the rules would apply to us and our securities. The rules may further affect the ability of owners of shares to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

Shareholders should be aware that, according to the Commission Release No. 34- 29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. These patterns include:

- control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
- manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
- "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
- excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
- the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Employees

The Company has four (4) full time employees and two (2) part time employees with four (4) individuals who work as independent consultants. The Company also uses consultants, attorneys, and accountants, and will engage additional full-time employees as such are required.

Reports to Security Holders

We are not required to deliver an annual report to security holders and we will not voluntarily deliver a copy of our annual report to the security holders. The Company is currently not a reporting corporation though we intend to file on Forms 10-KSB, 10-QSB, and all other forms that may be or become applicable to us. At that time the public will be able to read and copy any materials that are filed by us with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The statements and forms which will be filed by the Company with the Commission will have been filed electronically and will be available for viewing or copy on the Commission maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site is www.sec.gov.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes and the other financial information appearing elsewhere in this registration statement.

This discussion and analysis, this report, and the exhibits attached hereto contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, without limitation, statements as to management's good faith expectations and beliefs, which are subject to inherent uncertainties which are difficult to predict and may be beyond the ability of the Company to control. Forward-looking statements are made based upon management's expectations and belief concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Company will be those anticipated by management.

The words "believes," "expects," "intends," "plans," "anticipates," "hopes," "likely," "will," and similar expressions identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company, or industry results, to differ materially from future results, performance or achievements expressed or implied by such forward-looking statements.

These risks and uncertainties, many of which are beyond the Company's control, include (i) the sufficiency of existing capital resources and the Company's ability to raise additional capital to fund cash requirements for future operations, (ii) uncertainties involved in the rate of growth of the Company's business and acceptance of products and services, (iii) the ability of the Company to achieve and maintain a sufficient customer base to have sufficient revenues to fund and maintain operations, and (iv) general economic conditions. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such expectations may prove to be incorrect.

Readers are cautioned not to place undue reliance on these forward-looking statements which reflect management's view only as of the date of this report. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, conditions or circumstances. For additional information about risks and uncertainties that could adversely affect our forward-looking statements, please refer to the "Risk Factors" beginning on page 8.

General

The Company is engaged in the ongoing development, manufacture, and sale of its Internet Protocol remote control platform cameras, micro servers, associated software, and unique end-to-end network solutions. The Company's fiscal year end is December 31.

Strategy

The Company aims to realize net cash flows in the near term and will require an expansion of third party manufacturing efforts, a significant increase in the Company's revenues, and the realization of additional debt or equity financing to achieve this objective.

Towards this objective, the Company has issued purchase orders for a limited but scheduled delivery of its products with Strategic Manufacturing Technologies, a Pennsylvania based manufacturer, and expects limited sale unit availability in the first quarter of 2006. The Company also intends to renew numerous domestic and international sales opportunities to generate increased revenue, including the following:

- U.S. agencies, including the Navy, the Federal Bureau of Investigation; units of the Department of Commerce and the Department of the Interior have already purchased our products;
- Siemens Maintenance Services has included the Company in design bids for wireless configurations to commercial airports, municipal transportation departments and other venues;
- Toshiba Japan has tested the Company's technology on diverse applications including solar-powered cell phone network systems for inhospitable, outdoor environments; remote equipment monitoring; medical tele-presence; and wearable devices for on-scene emergency technicians; and
- Various South America and North Africa integrators have purchased the Company's systems for port security and various wireless applications.

We recently secured financing from ACC Investors, LLC, in the amount of $1.1 million, which proceeds are being used to facilitate contract manufacturing of its key products and expand marketing efforts. Additional debt or equity funding will be required in the near term to increase sales and reinforce research and development efforts designed to keep the Company's products at the forefront of remote video and control products.

However, the Company has not historically been able to generate sufficient cash flow to sustain operations or fund necessary research and development. Therefore, there can be no assurance that an increase in sales of the Company's products or any other sources of revenue will provide sufficient cash flows to sustain the Company's operations. Rather, the Company will depend in the near term upon the proceeds of its recent financing to sustain operations.

The Company's business is prone to significant risks and uncertainties which can have an impact on efforts to realize net cash flow and deter future prospects of revenue growth. The Company's financial condition and results of operations depend primarily on revenue generated from the sale of its products and the proceeds of certain financing efforts. The Company has a limited history of generating revenue which cannot be viewed as an indication of growth and a historical record of incurring losses. Should the Company be unable to consistently generate revenue to the point where it can realize net cash flow, such failure will have an immediate impact on its ability to continue its business operations.

Results of Operations

Sales

Sales for the nine month period ended September 30, 2005, decreased to $22,391 from $44,115 for the nine month period ended September 30, 2004, a decrease of 57%. The decrease in sales over the comparative nine month periods is attributable to the Company's inability to produce new product units for sale. The Company anticipates that sales will increase over future periods due to recent financing arrangements which have provided Company with the capital required to restart the manufacture of its products through third parties.

Sales for the twelve month period ended December 31, 2004, decreased to $39,797 from $91,460 for the twelve month period ended December 31, 2003, a decrease of 49%. The decrease in sales over the comparative twelve month periods is attributable to the Company's inability to produce new product units for sale.

Losses

Net losses for the nine month period ended September 30, 2005, increased to $624,652 from $337,669 for the nine month period ended September 30, 2004, an increase of 85%. The increase in net losses for the nine comparative periods is attributable to a decrease in revenues, an increase in general and administrative expenses, and an increase in interest expenses. The Company expects to continue to incur losses through the year ended 2006.

Net losses for the twelve month period ended December 31, 2004, increased to $571,182 from $440,289 for the twelve month period ended December 31, 2003, an increase of 30%. The increase in net losses for the twelve month comparative periods period is attributable to a decrease in revenues and an increase in general and administrative expenses.

Expenses

General and administrative expenses for the nine month period ended September 30, 2005, increased to $612,552 from $283,091 for the nine month period ended September 30, 2004, an increase of 116%. The increase in general and administrative expenses over the comparative nine month periods is attributable to an increase in personnel costs, professional fees, accounting expenses, and costs attendant to financing activities. The Company expects that general and administrative expenses will decrease over future periods.

General and administrative expenses for the twelve month period ended December 31, 2004, increased to $477,998 from $285,144 for the twelve month period ended December 31, 2003, an increase of 68%. The increase in selling, general and administrative expenses over the comparative twelve month periods is attributable to an increase in personnel costs, professional fees, accounting expenses, and costs attendant to financing activities.

Research and development expenses for the nine month period ended September 30, 2005, increased to $109,820 from $97,570 for the nine month period ended September 30, 2004, an increase of 13%. The Company attributes the increase in research and developments expenses over the comparative nine month periods to an increase in the availability of capital to pursue research and development activities. The Company expects that research and development expenses will further increase in the near term as capital becomes available for these purposes.

Research and development expenses for the twelve month period ended December 31, 2004, decreased to $131,596 from $246,605 for the twelve month period ended December 31, 2003, a decrease of 47%. The Company attributes the decrease in research and developments expenses over the comparative twelve month periods to a decline in the availability of capital to pursue research and development activities.

Depreciation expenses for the nine month periods ended September 30, 2005 and September 30, 2004 were $1,919 and $1,104 respectively.

Income Tax Expense (Benefit)

The Company has an income tax benefit resulting from net operating losses to offset any future operating profit.

Impact of Inflation

The Company believes that inflation has had a negligible effect on operations over the past three years. Further, the Company believes that it can offset any inflationary increases in the cost of materials and labor by increasing sales and improving operating efficiencies.

Liquidity and Capital Resources

Cash flow used in operations was $691,322 for the nine month period ended September 30, 2005, as compared to cash flow used in operations of $636,070 for the nine month period ended September 30, 2004. The increase in cash flows used in operating activities can be attributed to the increase in net losses and a gain in the cancellation of debt over the comparative periods.

Cash flow used in operations was $900,543 for the year ended December 31, 2004, as compared to cash flow used in operations of $66,686 for the year ended December 31, 2003. The increase in cash flows used in operating activities is primarily attributable to net losses and a decrease in accounts payable.

Cash flow generated from financing activities was $1,208,675 for the nine month period ended September 30, 2005, as compared to cash flow generated from financing activities of $630,207 for the nine month period ended September 30, 2004. Cash flow generated from financing activities in the current nine month period can be attributed primarily to a convertible loan made by ACC Investors, LLC, to the Company in the amount of $1.1 million. The Company expects to generate additional cash flow from financing activities in future periods.

The loan, which is due on or before September 30, 2006, formed part of a Securities Purchase Agreement ("ACC Agreement") dated June 22, 2005, between the Company, ComCam, Inc., and ACC Investors, LLC. In addition to the loan, the ACC Agreement provides for a 100% distribution of the Company's common stock to ComCam, Inc.'s shareholders on a pro rata basis. The loan is documented as a secured convertible promissory note that bears interest at 8% per annum due, up to 55% of which interest may be converted into common shares. The terms of the promissory note allows ACC Investors, LLC, to convert the principal amount into 33% of the common shares of the Company on a fully diluted basis after the completion of the share distribution of the Company's common stock. The ACC Agreement also includes warrants to purchase shares of common stock up to 22% of the shares outstanding immediately prior to the conversion of the promissory note. We are also required to file this registration statement in anticipation of the share distribution and subsequent conversion of the promissory note.

Cash flow generated from financing activities was $901,929 for the year ended December 31, 2004, and $67,384 for the year ended December 31, 2003. The increase in cash flow provided by financing activities is principally attributable to an increase in cash advances from ComCam, Inc.

Cash flow used in investing activities was $18,160 for the nine month period ended September 30, 2005, as compared to cash flow used in investing activities of $0 for the nine month period ended September 30, 2004, the year ended December 31, 2004, and the year ended December 31, 2003. Cash flow used in investing activities in the current period is attributable to the purchase of property and equipment.

As of September 30, 2005, the Company had a working capital deficit of $2,301,699, which deficit is primarily attributable to notes payable and advances payable to ComCam, Inc. The Company believes it can increase its level of operations beginning in 2006 as it has now reestablished relationships with manufacturing entities for the delivery of product which will enable the Company to redevelop sales. Nonetheless, the funding of operations for the next twelve months and beyond cannot be assured. The Company's revenues are insufficient to fund operations and the working capital deficit remains significant. Management understands that the Company has substantial need for significant capital to build its business. Should the Company be unable to obtain additional funds either through revenue increases or additional debt or equity funding, it may be forced to curtail or cease its activities.

Capital Expenditures

The Company has directed $18,160 toward capital expenditures on property or equipment for the nine month period ended September 30, 2005. We have no current plans for the purchase or sale of any plant or equipment, outside of normal items to be utilized by office personnel.

The Company expects that it will continue to contract the manufacture of certain components for its products during 2006.

Going Concern

The Company's auditors have expressed substantial doubt as to the Company's ability to continue as a going concern as a result of an accumulated deficit of $3,962,005 as of September 30, 2005. Our ability to continue as a going concern is dependent upon realizing a profit and /or realizing funding from outside sources. The Company's plan to address this going concern includes (i) realizing increased revenues from sales, (ii) obtaining outside debt or equity funding from private placement sources, (iii) obtaining loans from shareholders as necessary, and (iv) converting outstanding debt to equity. Although we believe that the Company will be able to obtain the necessary funding to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

Critical Accounting Policies

In Note 1 to the consolidated financial statements for the periods ended September 30, 2005 and 2004 (unaudited), and the years ended December 31, 2004 and 2003 (audited), we discuss those accounting policies that are considered to be significant in determining the results of operations and our financial position. We believe that the accounting principles utilized by us conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue, and income taxes. We base our estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

The Company generates revenue through the sale of its products to the private, commercial, industrial and governmental sectors of the video surveillance industry. Revenue from product sales is generally recognized at the time the product is shipped and invoiced and collectibility is reasonably assured. We believe that revenue should be recognized at dispatch as title generally passes to the customer at the time of shipment.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004), "Accounting for Stock Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This revised statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods and services, including the grant of stock options to employees and directors. The Statement requires the Company to recognize compensation cost based on the grant date fair value of the equity instruments its awards. The Company currently accounts for those instruments under the recognition and measurement principles of APB Opinion 25, including the disclosure-only provisions of the original SFAS 123. Accordingly, no compensation cost from issuing equity instruments has been recognized in the Company's financial statements. The Company estimates that the required adoption of SFAS 123 (R) will not have a negative impact on its financial statements.

In March 2004, the FASB issued EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("EITF 03-1"). The objective of EITF 03-1 is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In October 2004, the FASB delayed the recognition and measurement provisions of EITF 03-1 until implementation guidance is issued. Management believes that the adoption of EITF 03-1 will not have a material impact on the Company's financial condition or results of operations.

In December 2003, the FASB issued Interpretation No. 46 ("FIN 46R"), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("ARB 51"), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity though means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 (FIN 46), which was issued in January 2003. Before concluding that it is appropriate to apply ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity (VIE). As of the effective date of FIN 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003, to determine whether consolidation requirements of FIN 46R apply to those entities. There is no grandfathering of existing entities. Public companies must apply either FIN 46 or FIN 46R immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46 had no effect on the Company's financial position, results of operations or cash flows.

In December 2003, the Commission issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company's results of operations or financial condition.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, FASB Staff Position 150-3 was issued, which indefinitely deferred the effective date of SFAS 150 for certain mandatory redeemable non-controlling interests. As the Company does not have any of these financial instruments, the adoption of SFAS 150 did not have any impact on the Company's financial statements.

In April 2003, FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, Accounting for Derivatives and Hedging Activities. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the operating results or financial condition of the Company.

ITEM 3.   DESCRIPTION OF PROPERTY

The Company leases 4,500 square feet of office space on a month to month basis in West Chester, Pennsylvania, at $3,725.85 per month. We believe that the space is generally suitable and adequate to accommodate current operations.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of January 26, 2006, the Company had 5,770,980 shares of common stock issued and outstanding, 100% of which are owned by ComCam, Inc.

The following table sets forth certain information concerning the anticipated ownership of the Company's common stock on the distribution date required by the agreement with ACC Investors, LLC, with respect to: (i) each person known to the Company to become the beneficial owner of more than five percent (5%) of our common stock; (ii) all directors; and (iii) directors and executive officers of the Company as a group.

Name and Address	Nature of Ownership	Title of Class	Number of Shares	% of Class
Don Gilbreath CEO, CFO, principle accounting officer and director 1525 Tanglewood Drive West Chester, Pennsylvania, 19380	Legal	Common	657,892	11.4%
Robert Betty, director 912 Carrie Lane, West Chester, Pennsylvania, 19383	Legal	Common	265,465	4.6%
Albert White, director 420 Northwest Drive, Silver Spring Maryland 20901	Legal	Common	0	0%
Global ePoint, Inc. 339 S. Cheryl Lane, City of Industry, California, 91789	Legal	Common	409,740	7.1%
Officer and Directors as a Group	Legal	Common	1,333,097	23.1%

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

The Company's officers and directors as of January 26, 2006, who will serve until the next annual meeting, or until their successors are elected or appointed and qualified, are as follows:

Name		Age		Year Elected/Appointed		Positions Held
Don Gilbreath		49		1998		CEO, CFO, PAO and Director
Robert Betty		50		1999		Director
Albert White		61		2000		Director

Don Gilbreath - Mr. Gilbreath has served as a CEO, CFO, PAO and director of the Company since September 18, 1998. He will serve until the next annual meeting of the Company's shareholders or until his successor is elected.

Mr. Gilbreath has 24 years of experience in product development, engineering project management and specialized technical sales. He has provided specialized R&D expertise to General Electric, Johnson Controls, TCI, Standard & Poor's, and Commodore International. He developed and launched or licensed over 30 products including musical instruments, multimedia players, and Internet access devices. Mr. Gilbreath has broad experience in directing international engineering teams, vendor negotiations, licensing, patents, offshore manufacturing and launching of innovative products to world markets. From 1987 to 1992 Mr. Gilbreath was Director of Product and Market Development for Commodore International Ltd. Among other responsibilities he was Chief Designer of CDTV, the world's first consumer multimedia player under $1000. In addition, he created and developed OEM sales channels and vertical markets for Commodore's complete line of microcomputers and peripherals. In 1990 Mr. Gilbreath was selected as delegate from the USA to the USSR for technology transfer of semiconductor and computer architecture. In 1993 he founded Gilbreath Systems Inc., an international contract engineering and product development firm, and from 1994 to 1997 served as CTO and VP Engineering for VIScorp, a Chicago-based company that designed and developed set-top boxes (pre-WebTV). In 1997, Mr. Gilbreath founded the Company.

Robert Betty - Mr. Betty was appointed as a director of the Company on February 19, 1999. He will serve until the next annual meeting of the Company's shareholders or until his successor is elected.

Mr. Betty has over 22 years of experience in the electronics industry. From 1990 to 1994 he held various management positions for Maris Equipment Inc., rising to vice president of operations with responsibility for all P&L and a $63 million budget. He was the founder, in 1994, and is the current president of Pinnacle Electronic Systems Inc., a security systems integration firm located in West Chester, Pennsylvania. He has used his security systems expertise as project and/or operations manager for, among others, state prisons, a strategic oil reserve at Big Hill Texas, and five air bases located in Saudi Arabia to support the F5 Aircraft. Betty is a member of several management associations and holds numerous technical certificates.

Albert White – Mr. White was appointed as a director of the Company on January 5, 2000. He will serve until the next annual meeting of the Company's shareholders or until his successor is elected.

Mr. White graduated from Columbia University with a Master of Business Administration and from the University of Denver with a Bachelor of Science/Bachelor of Arts in Marketing. Mr. White has held senior management positions with technology based companies, as the vice-president of Network Solutions, a Virginia based developer of internet addressing systems from 1989 to 1994, and as the senior vice president of RMS Technology, a New Jersey-based telecommunications provider, from 1994 to 1996. Since 1996 Mr. White has acted as a business and financial consultant to chief executive officers throughout North America and has provided entrepreneurial advice to both national and international clients. These include acting as Senior Consultant for Safeguard Scientific, Inc., Wayne, Pennsylvania (1997-1999); Managing Director of Promark International, LLC, Silver Spring, Maryland. (1997-2001); Financial Advisor to the chairman and founder of Johnson Research and Development, Atlanta, Georgia (2000-2001); and Chief Executive Officer of Excellatron Solid State, LLC, Atlanta, Georgia (2001-2003). Mr. White currently provides business consultancy services in the areas of finance, marketing, acquisition/merger and real estate development in the Atlanta, Georgia and Washington D.C. area.

No other persons are expected to make any significant contributions to the Company's executive decisions who are not executive officers or directors of the Company.

Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings and no director receives any compensation for services rendered as a director. The Company may adopt a provision for compensating directors in the future.

Board of Directors Committees

The board of directors has not yet established an audit committee. An audit committee typically reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, the Company will be required to establish an audit committee.

The board of directors has not established a compensation committee.

ITEM 6.   EXECUTIVE COMPENSATION

Except as set forth below, no compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of the Company during the years 2004, 2003, and 2002. The following table provides summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by the Company's current chief executive and financial officer from ComCam, Inc., the Company's parent.

| | | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs(#)	LTIP payouts ($)	All Other Compensation ($)
Don Gilbreath, CEO, CFO and Director*	2004	-	-	-	129,828**	-	-	-
	2003	-	-	83,200	-	-	-	-
	2002	-	-	41,000	-	-	-	-

*   Mr. Gilbreath entered into an employment agreement with the Company dated June 22, 2005.

**   Mr. Gilbreath received Restricted Stock Award compensation from ComCam, Inc., totaling 3,342,852.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 22, 2005, the Company and ComCam, Inc. entered into a five year employment agreement with Don Gilbreath, our chief executive officer, chief financial officer and principal accounting officer, whereby Mr. Gilbreath receives an initial annual salary of $60,000 that will increase to $175,000 in the event the Company is valued at $4,000,000 and receives more than $20,000,000 of cash proceeds from an equity financing.

ITEM 8.   DESCRIPTION OF SECURITIES

Common Stock

The Company has one hundred million (100,000,000) shares of authorized common stock with a par value of $0.0001 per share, 5,770,980 of which shares are issued and outstanding.

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no pre-emptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

The Company has two million (2,000,000) shares of authorized preferred stock with a par value of $.0001 per share. There are no preferred shares are issued and outstanding.

The preferred stock may be issued from time to time in one or more series. The board of directors is authorized, by filing a certificate pursuant to the Delaware General Corporation Law, to fix or alter the designation, powers, preferences and rights of the share of each such series and the qualifications, limitations or restrictions thereof, including, without limitation, the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, and the liquidation preferences of any wholly unissued series of preferred stock, and to establish the number of shares constituting any such series, and to increase or decrease the number of shares of any series subsequent to the issuance of share of the series. Different series of preferred stock shall not be considered to constitute different classes of shares for the purpose of voting by class.

Convertible Promissory Note

The Company executed a secured convertible promissory note with ACC Investors, LLC, dated June 22, 2005, in the amount of $1.1 million due on or before September 30, 2006 at 8% per annum ("Note") pursuant to the ACC Agreement. The Note enables ACC Investors, LLC, to convert the principal of the Note into 33% of the common shares of the Company, on a fully diluted basis, after the completion of a share distribution of the Company's common stock to the shareholders of ComCam, Inc. The Note also enables the Company to convert 55% of the interest accrued on the principal into our shares of our common stock. On conversion of the Note, ACC Investors, LLC is entitled to certain registration rights.

Warrants

The Company granted warrants to purchase the Company's common stock to ACC Investors LLC, dated June 22, 2005, up to 22% of the Company's issued and outstanding stock prior to the conversion of the Note ("Warrants") pursuant to the ACC Agreement.

Transfer Agent and Registrar

The Company's transfer agent and registrar is Liberty Transfer Co., 274 B New York Avenue, Huntington, New York, 11743.

PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

No public market for the Company's common stock currently exists.

Record Holders

As of January 26, 2006, ComCam, Inc., is the sole shareholder of 100% of the shares of the Company's common stock. On the distribution date required by the ACC Agreement, 5,770,980 of the Company's common shares will be distributed on a pro rata basis to the shareholders of ComCam, Inc. As of January 26, 2006, ComCam, Inc. had 71 shareholders of record. However, ComCam, Inc. believes that the number of beneficial owners of its common stock is substantially greater than the number of record holders since a portion of the outstanding common stock is held in broker "street names" for the benefit of individual investors.

Dividends

The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the near future. The payment of dividends is within the discretion of the board of directors and will depend on our earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its common stock other than those generally imposed by applicable state law.

ITEM 2.   LEGAL PROCEEDINGS

None.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no changes in or disagreements with its accountants as to accounting or financial disclosure over the two most recent fiscal years.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of all securities sold by the Company within the last three years, including, where applicable, the identity of the person who purchased the securities, title of the securities, the exemption from registration relied upon and the date sold are outlined below.

On June 20, 2005 the Company executed a secured convertible promissory note in the amount of $1.1 million dollars due on or before September 30, 2006 bearing interest at 8% per annum payable to ACC Investors LLC, in connection with the ACC Agreement. The terms of the promissory note allow ACC Investors, LLC, to convert the principal amount into 33% of the common shares of the Company on a fully diluted basis after the completion of a share distribution of the Company's common stock. The ACC Agreement also includes warrants to purchase shares of common stock up to 22% of the shares outstanding immediately prior to the conversion of the promissory note. The warrant exercise price for 11% of the outstanding shares will be $400,000 divided by 50% of the shares outstanding, and the warrant exercise price for the remaining 11% of the outstanding shares will be $500,000 divided by 50% of the shares outstanding. The note was executed and the warrants were granted pursuant to exemptions from registration provided by Section 4(2) and Regulation D of the Securities Act of 1933 ("Securities Act"), as amended.

The Company complied with the requirements of Regulation D, Rule 505, by executing the promissory note and issuing the warrants based on the following factors: (1) the Company offered less than $5,000,000 of the Company's securities in any 12-month period; and (2) there were fewer than thirty-five "non-accredited investors" entitled to the note and warrants.

The Company complied with the requirements of Section 4(2) by executing the promissory note and granting the warrants based on the following factors: (1) the offering was an isolated private transaction by the Company which did not involve a public offering; (2) only one entity was granted warrants and delivered a promissory note; (3) the offeree stated an intention not to resell the stock after the conversion of the promissory note and the prospective exercise of the warrants; (4) there were no subsequent or contemporaneous public offerings of warrants or convertible debt; (5) neither the promissory note or the warrants were broken down into smaller denominations; and (6) the negotiations that led to the execution of the promissory note and the grant of the warrants took place directly between the offeree and the Company.

ITEM 5.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 145 of the General Corporation Law of the State of Delaware (the "DECL") provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the Company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorney's fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such persons conduct unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorney's fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court determines such person is fairly and reasonably entitled to indemnify for such expenses.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company understands that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

PART F/S

Financial Statements

The Company's financial statements for the nine months ended September 30, 2005 and 2004, and the fiscal years ended December 31, 2004 and 2003, are attached hereto as F-1 through F-12.

COMCAM INTERNATIONAL, INC
(A Development Stage Company)

Index to Financial Statements

for the Periods Ended September 30, 2005 and 2004

and the Years Ended December 31, 2004 and 2003

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and
Board of Directors of
Comcam International, Inc.

We have audited the accompanying balance sheet of ComCam International, Inc. (a development stage company), as of December 31, 2004 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2004 and 2003 and the cumulative amounts since inception. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ComCam International, Inc. (a development stage company), as of December 31, 2004 and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 and the cumulative amounts since inception, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited revenue generating activities and the Company has incurred losses since inception. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

JONES SIMKINS, P.C.
Logan, Utah
May 4, 2005

COMCAM INTERNATIONAL, INC.
(A Development Stage Company)
BALANCE SHEETS

		September 30, 2005 (Unaudited)	December 31, 2004 (Audited)	December 31, 2003 (Audited)
ASSETS				
Current assets:				
Cash	$	506,442	7,249	5,863
Accounts receivable, net		2,354	4,932	6,650
Receivable-Map System Japan, net of allowance for doubtful accounts of $135,000		-	-	-
Inventories		3,116	-	-
Total current assets		511,912	12,181	12,513
Property and equipment, net		17,152	911	2,382
Other assets		4,106	4,106	4,106
Total assets	$	533,170	17,198	19,001
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable	$	143,400	241,308	572,358
Accrued expenses		29,857	-	1,500
Advances payable to ComCam, Inc.		1,515,354	1,406,679	474,750
Notes payable		1,125,000	25,000	55,000
Total current liabilities		2,813,611	1,672,987	1,103,608
Commitments and contingencies		-	-	-
Stockholders' deficit:				
Preferred stock, $.0001 par value; 2,000,000 shares authorized, no shares issued and outstanding		-	-	-
Common stock, $.0001 par value; 100,000,000 shares authorized, 5,770,989 shares issued and Outstanding		557	557	557
Additional paid-in capital		1,680,987	1,680,987	1,680,987
Deficit accumulated during the development Stage		(3,962,005)	(3,337,353)	(2,766,171)
Total stockholder's deficit		(2,280,441)	(1,655,789)	(1,084,607)
Total liabilities and stockholders' deficit	$	533,170	17,198	19,001

See accompanying notes to financial statements

F-3

COMCAM INTERNATIONAL, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

		Nine Months Ended September 30,		Years Ended December 31,		
		2005 (Unaudited)	2004 (Uaudited)	2004 (Audited)	2003 (Audited)	Cumulative Amounts
Revenues, net	$	22,391	44,115	39,797	91,460	500,750
General and administrative expenses		612,552	283,091	477,998	285,144	2,258,388
Research and development expenses		109,820	97,570	131,596	246,605	2,281,824
Gain on cancellation of debt		(99,005)	-	-	-	(99,005)
		623,367	380,661	609,594	531,749	4,441,207
Loss from operations		(600,976)	(336,546)	(569,797)	(440,289)	(3,940,457)
Interest income		4,883	10	10	-	8,406
Interest expense		(28,559)	(1,133)	(1,395)	-	(29,954)
Loss before provision for income taxes		(624,652)	(337,669)	(571,182)	(440,289)	(3,962,005)
Provision for income taxes		-	-	-	-	-
Net loss	$	(624,652)	(337,669)	(571,182)	(440,289)	(3,962,005)
Net loss per common share (basic and diluted)	$	(0.11)	(0.06)	(0.10)	(0.08)	
Weighted average common and common equivalent shares		5,771,000	5,771,000	5,771,000	5,771,000	

See accompanying notes to financial statements

COMCAM INTERNATIONAL INC.
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
Period from January 1, 1999 (Date of Inception) to September 30, 2005 (Unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balance at January 1, 1999 (date of inception)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of common stock for cash	-	-	4,502,323	450	784,546	-	784,996
Net loss	-	-	-	-	-	(787,169)	(787,169)
Balance at December 31, 1999	-	-	4,502,323	450	784,546	(787,169)	(2,173)
Issuance of common stock for:							
Cash	-	-	1,072,370	108	733,979	-	734,087
Services	-	-	137,041	13	137,028	-	137,041
Net loss	-	-	-	-	-	(802,538)	(802,538)
Balance at December 31, 2000	-	-	5,711,734	571	1,655,553	(1,589,707)	66,417
Issuance of common stock for cash	-	-	59,246	6	25,434	-	25,440
Net loss	-	-	-	-	-	(229,772)	(229,772)
Balance at December 31, 2001	-	-	5,770,980	577	1,680,987	(1,819,479)	(137,915)

See accompanying notes to financial statements

COMCAM INTERNATIONAL INC.
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) - continued
Period from January 1, 1999 (Date of Inception) to September 30, 2005 (Unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balance at December 31, 2001	-	-	5,770,980	577	1,680,987	(1,819,479)	(137,915)
Net loss	-	-	-	-	-	(506,403)	(506,403)
Balance at December 31, 2002	-	-	5,770,980	577	1,680,987	(2,325,882)	(644,318)
Net loss	-	-	-	-	-	(440,289)	(440,289)
Balance at December 31, 2003	-	-	5,770,980	577	1,680,987	(2,766,171)	(1,084,607)
Net loss	-	-	-	-	-	(571,182)	(571,182)
Balance at December 31, 2004	-	-	5,770,980	577	1,680,987	(3,337,353)	(1,655,789)
Net loss (unaudited)	-	-	-	-	-	(624,652)	(624,652)
Balance at September 30, 2005 (unaudited)	-	$ -	5,770,980	$ 577	$ 1,680,987	$ (3,962,005)	$ (2,280,441)

See accompanying notes to financial statements

COMCAM INTERNATIONAL, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

		Nine Months Ended September 30,		Years Ended December 31,		
		2005 (Unaudited)	2004 (Unaudited)	2004 (Audited)	2003 (Audited)	Cumulative Amounts
Cash Flows from operating activities:						
Net loss	$	(624,652)	(337,669)	(571,182)	(440,289)	(3,962,005)
Adjustments to reconcile net loss to net cash						
used in operating activities:						
Depreciation		1,919	1,104	1,471	3,866	42,465
Stock compensation expense		-	-	-	-	137,041
Gain on cancellation of debt		(99,005)	-	-	-	(99,005)
(Increase) decrease in:						
Accounts receivable		2,578	(9,477)	1,718	6,806	(2,354)
Inventories		(3,116)	-	-	-	(3,116)
Other assets		-	-	-	3,332	(4,106)
Increase (decrease) in:						
Accounts payable		1,097	(290,028)	(331,050)	369,483	504,278
Accrued expenses		29,857	-	(1,500)	(9,884)	29,857
Net cash used in operating activities		(691,322)	(636,070)	(900,543)	(66,686)	(3,356,945)
Cash flows from investing activities:						
Purchase of property and equipment		(18,160)	-	-	-	59,617
Net cash provided by (used in) investing activities		(18,160)	-	-	-	59,617
Cash flows from financing activities:						
Increase (decrease) in notes payable		1,100,000	(30,000)	(30,000)	(20,000)	1,125,000
Proceeds from issuance of common Stock		-	-	-	-	1,544,523
Increase in advances from ComCam, Inc.		108,675	660,207	931,929	87,384	1,134,247
Net cash provided by financing activities		1,208,675	630,207	901,929	67,384	3,803,770
Net increase (decrease) in cash		499,193	(5,863)	1,386	698	506,442
Cash, beginning of period		7,249	5,863	5,863	5,165	-
Cash, end of period	$	506,442	-	7,249	5,863	506,442

See accompanying notes to financial statements

COMCAM INTERNATIONAL, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

Note 1 - Organization and Summary of Significant Accounting Policies

Organization

ComCam International, Inc. (the Company) was organized under the laws of the State of Delaware on September 18, 1998 and had no activity until January 1, 1999 (date of inception). The Company's operations consist primarily of the research and development of advanced compact video systems that utilize built-in digital compression technology. Further, the Company is considered a development stage company as defined in SFAS No. 7. Sources of financing for the development stage activities have been primarily through equity and debt.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are amounts due on product sales and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are more than thirty days past due. Accounts receivable are periodically evaluated for collectiblity based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Costs of major renewals or betterments are capitalized over the remaining useful lives of the related assets. Depreciation is computed by using the straight-line method. Equipment is depreciated over three to five years and furniture and fixtures are depreciated over seven years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is reflected in operations.

Revenue Recognition

Revenue from product sales is generally recognized at the time the product is shipped and invoiced and collectibility is reasonably assured. The Company believes that revenue should be recognized at the time of shipment as title generally passes to the customer at the time of shipment.

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to net operating loss carryforwards.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Earnings Per Share

The computation of basic earnings per common share is based on the weighted average number of shares outstanding during the period.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the period. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive. Common stock equivalents that could potentially dilute earnings per share are the issued and outstanding preferred stock and the common stock options and warrants.

Stock-Based Compensation

At December 31, 2004, the Company has stock-based employee compensation plans, which are described more fully in Note 11. The Company accounts for those plans under the recognition and measurement principles of APB Opinion 25, "Accounting for Stock Issued to Employees", and related Interpretations, and has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS 123, the Company's net loss and loss per share would not have changed because all stock options were issued to non-employees and were therefore, expensed in accordance with provisions of SFAS 123.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Information

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position, results of operations, stockholders' deficit, and cash flows of the Company as of September 30, 2005 and for the nine months ended September 30, 2005 and 2004.

COMCAM INTERNATIONAL, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

Note 2 - Going Concern

As of December 31, 2004, the Company has limited revenue generating activities and the Company has incurred losses since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management intends to seek additional equity and debt financing to expand marketing efforts and product development. There can be no assurance that such funds will be available to the Company nor that the marketing and product development efforts will be successful.

Note 3 - Property and Equipment

Property and equipment consist of the following:

	2004	2003
Equipment	$ 17,347	24,110
Furniture and fixtures	24,110	17,347
	41,457	41,457
Less accumulated depreciation	(40,546)	(39,075)
	$ 911	2,382

Note 4 - Notes Payable

Notes payable consist of the following:

	2004	2003
Convertible unsecured notes payable to two unrelated individuals, bearing interest at 8%.	-	30,000
Convertible unsecured note payable to Robert Emmet, bearing interest at 6%, and due on demand. The note may be converted into common shares of the Company at $.35 per share and contains a provision which allows the Company to call for the conversion at anytime.	25,000	25,000
	$ 25,000	55,000

Note 5 - Operating Leases

The Company leases its office building under a non-cancelable operating lease which expired in 2005. Rental expense related to this operating lease for the years ended December 31, 2004 and 2003 and cumulative amounts since inception was approximately $47,000, $47,000 and $246,000, respectively.

Future minimum rental payments under the non-cancelable operating lease as of December 31, 2004 is approximately $11,000.

Note 6 - Income Taxes

The difference between income taxes at statutory rates and the amount presented in the financial statements is a result of the following:

	Years Ended December 31,		Cumulative
	2004	2003	Amounts
Income tax benefit at statutory rate	$ (194,000)	$ (150,000)	$ (1,347,000)
Change in valuation allowance	194,000	150,000	1,347,000
	$ -	$ -	$ -

Deferred tax assets are as follows at December 31, 2004:

Net operating loss carryforwards	$ 1,347,000
Valuation allowance	(1,347,000)
	$ -

The Company has net operating loss carryforwards of approximately $3,900,000, which begin to expire in the year 2019. The amount of net operating loss carryforwards that can be used in any one year will be limited by significant changes in the ownership of the Company and by the applicable tax laws which are in effect at the time such carryforwards can be utilized.

Note 7 - Related Party Transactions

The Company provides services and product to a company owned by a director and shareholder of the Company. Revenue related to these services for the years ended December 31, 2004 and 2003 and cumulative amounts since inception were approximately $1,000, $35,000 and $136,000, respectively.

During the years ended December 31, 2004 and 2003, the Company incurred consulting and rental expenses from companies affiliated with directors of the Company of approximately $0 and $29,000, respectively.

Note 8 - Supplemental Cash Flow Information

No amounts were paid for interest or income taxes since inception.

During the year ended December 31, 2002, the Company entered into a reverse acquisition agreement with ComCam, Inc. As a result of the reverse acquisition, the Company assumed approximately $498,000 in accounts payable and $10,000 in notes payable.

Note 9 - Preferred Stock

The Company's preferred stock may have such rights, preferences and designations and may be issued in such series as determined by the Board of Directors. No shares were issued and outstanding at December 31, 2004.

Note 10 - Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and notes payable. The carrying amount of these items approximates fair value because of their short-term nature and the notes payable bear interest at the market interest rate.

Note 11 - Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004), "Accounting for Stock Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This revised statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods and services, including the grant of stock options to employees and directors. The Statement is effective for periods beginning after June 15, 2005, and will require the Company to recognize compensation cost based on the grant date fair value of the equity instruments its awards. The Company currently accounts for those instruments under the recognition and measurement principles of APB Opinion 25, including the disclosure-only provisions of the original SFAS 123. Accordingly, no compensation cost from issuing equity instruments has been recognized in the Company's financial statements. The Company estimates that the required adoption of SFAS 123 (R) will not have a negative impact on its financial statements.

PART III

Item 1 and 2. INDEX TO AND DESCRIPTION OF EXHIBITS

SIGNATURES

In accordance with Section 12 of the Exchange Act, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 26th day of January, 2006.

COMCAM INTERNATIONAL, INC.

/s/ Don Gilbreath
Don Gilbreath
Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Director

Exhibit 3(i)

COMCAM INTERNATIONAL, INC.

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

ComCam International, Inc., a Delaware corporation (the "Corporation"), hereby certifies that:

A.   The Corporation was incorporated under the laws of the State of Delaware on September 18, 1998, under the name Embedded Technology Groups Inc. On February 10, 1999, the Corporation amended and restated its certificate of incorporation under the name ComCam International, Inc.

B.   The following Amended and Restated Certificate of Incorporation was duly proposed by the corporation's Board of Directors and duly adopted pursuant to the applicable provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

C.   The following Amended and Restated Certificate of Incorporation was duly adopted by the holders of a majority of shares entitled to vote thereon pursuant to the applicable provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware:

1.   The name of the corporation is ComCam International, Inc.

2.   The address of the registered office of the Corporation in the State of Delaware is 3511 Silverside Road, Suite 105, Wilmington, Delaware 19810, County of Newcastle. The name of the registered agent of the Corporation in the State of Delaware at such address is Delaware Registry, Ltd.

3.   The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware (the "Law").

4.   The Corporation is authorized to issue 102,000,000 shares of capital stock, of which 100,000,000 shares shall be common stock, par value $.0001 per share, and 2,000,000 shares shall be preferred stock, par value $.0001 per share. The preferred stock may be issued from time to time in one or more series. The Board of Directors (the "Board") is hereby authorized to fix by resolution or resolutions the designation, powers, preferences and rights of the shares of each such series, and the qualifications, limitations or restrictions thereof.

5.   The Board is authorized to adopt, amend, or repeal Bylaws.

6.   The directors of the Corporation need not be elected by written ballot, unless the Bylaws so provide.

7.   To the extent permitted by the Law, as in effect from time to time, the Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Exhibit 3(i)

8.   No director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that the foregoing provision shall not eliminate or limit the liability of a director: (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) under section 174 of the Law; or (d) for any transaction from which the director derived an improper personal benefit.

9.   The following provisions, which may not be amended or repealed without the prior written consent of ACC Investors, LLC, shall apply, if a securities purchase agreement among the Corporation, ComCam, Inc., and ACC Investors, LLC (the "SPA") is entered into on or before June 30, 2005:

(a)   After the Distribution (as defined in the SPA) and as long as the Note (as defined in the SPA) is outstanding or ACC Investors, LLC, its members, and their affiliates and associates own beneficially 15% or more of the outstanding shares of the Corporation's common stock, ACC Investors, LLC, or its designee ("ACC") shall be entitled to appoint one member of the Board and one member to each committee of the Board (each, a "Committee") (an individual so appointed, an "ACC Director").

(b)   (1)   If, from time to time, ACC gives notice to the Corporation of its wish to remove the incumbent ACC Director as a member of the Board and/or a Committee, the incumbent ACC Director shall, immediately upon the Corporation's receipt of that notice and without further action, cease to be a member of the Board and/or such Committee.

(2)   If, from time to time, an ACC Director ceases to hold office, ACC shall be entitled to appoint an individual to fill the resulting vacancy by giving notice to the Corporation of the name of the replacement ACC Director and without further action.

(c)   The Corporation and the Board shall permit a representative of ACC, in addition to the ACC Director, to attend all meetings of the Board.

(d)   If the Corporation shall have breached any of its obligations set forth in this section 9 and as long as such breach remains uncured, no action of the Board or any Committee shall have any force or effect.

(e)   ACC will be irreparably damaged if this section 9 is not specifically enforced. If any dispute arises under this section 9, a temporary restraining order or an injunction may be issued restraining action by the Corporation pending the determination of the controversy, without any bond or other security being required. If any dispute arises concerning any of ACC's rights or obligations under this section 9, that right or obligation shall be enforceable in a court of equity by a decree of specific performance without any bond or other security being required. In connection with any proceeding under this section 9, the Corporation irrevocably consents to an emergency or short-notice hearing. These remedies shall not be exclusive, and shall be in addition to any other remedies ACC may have. The prevailing party in any proceeding under this section 9 shall be entitled to recover from the other party in the proceeding its attorneys' fees and costs incurred in connection therewith.

(f)   As used in this section 9, "own beneficially" has the same meaning as under Rule 13d-3 under the Securities Exchange Act of 1934.

Exhibit 3(i)

(g)   All notices provided for in this section 9 shall be in writing and shall be (i) delivered in person, (ii) transmitted by telecopy, (iii) sent by first-class, registered or certified mail, postage prepaid, or (iv) sent by reputable overnight courier service, fees prepaid, to the recipient at the address or telecopy number set forth below, or such other address or telecopy number as may hereafter be designated in writing by such recipient. Notices shall be deemed given upon personal delivery, seven days following deposit in the mail as set forth above, upon acknowledgment by the receiving telecopier or one day following deposit with an overnight courier service.

If to the Corporation, to it at:

> 1140 McDermott Drive
> Suite 200
> West Chester, Pennsylvania 19380
> Facsimile: (610) 436.8079
> Attention: Chief Executive Officer

If to ACC, to it at:

> c/o G.C. Andersen Partners, LLC
> 1330 Avenue of the Americas
> 36th Floor
> New York, New York 10019
> Facsimile: (212) 842-1540
> Attention: Mr. Paul Higbee

COMCAM INTERNATIONAL, INC.

> By: /s/ Don Gilbreath
>   Name: Don Gilbreath
>   Title: President

Exhibit 3(ii)

THE BYLAWS

OF

COMCAM INTERNATIONAL, INC.

ARTICLE I.
STOCKHOLDERS

Section 1.01 Annual Meetings. An annual meeting of the stockholders shall be held for the election of directors at such date, time and place, either within or without the State of Delaware, as may be designated by resolution of the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting.

Section 1.02 Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the President or the Board of Directors, or by a committee of the Board of Directors which has been duly designated by the Board of Directors, and whose powers and authority, as expressly provided in a resolution of the Board of Directors, include the power to call meetings. Such special meetings shall be held at such date, time and place either within or without the State of Delaware as maybe stated in the notice of the meeting.

Section 1.03 Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Corporation.

Section 1.04 Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.05 Quorum. At each meeting of stockholders, except where otherwise provided by law or the Certificate of Incorporation or these Bylaws, the holders of a majority of the outstanding shares of stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum. For purposes of the foregoing, two or more classes or series of stock shall be considered a single class if the holders thereof are entitled to vote together as a single class at the meeting. In the absence of a quorum, the stockholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided in Section 1.4 of these Bylaws until a quorum shall attend. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of any corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Exhibit 3(ii)

Section 1.06 Organization. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in his absence by the Vice Chairman of the Board, if any, or in his absence by the President, or in his absence by a Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation, by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.07 Voting; Proxies.

(a) Unless otherwise provided in the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by him which has voting power upon the matter in question.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

(c) Without limiting the manner in which a stockholder may authorize another person or persons to act for him as proxy pursuant to this subsection (b) of this Section, the following shall constitute a valid means by which a stockholder may grant such authority:

(i) A stockholder may execute a writing authorizing another person or persons to act for him as proxy. Execution may be accomplished by the stockholder or his authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

(ii) A stockholder may authorize another person or persons to act for him as proxy by transmitting or authorizing the transmission of a telegram, cablegram or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram, or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

(d) Any copy, facsimile, telecommunication or other reliable reproduction of the writing or transmission created pursuant to this subsection (c) of this Section, may be submitted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile, telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Exhibit 3(ii)

(e) A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. Voting at meetings of stockholders need not be by written ballot and need not be conducted by inspectors unless the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or by proxy at such meeting shall so determine. At all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. All other elections and questions shall, unless otherwise provided by law or by the Certificate of Incorporation or these Bylaws, be decided by the vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon present in person or by proxy at the meeting, provided that (except as otherwise required by law or by the Certificate of Incorporation) the Board of Directors may require a larger vote upon any election or question

Section 1.08 Fixing Date for Determination of Stockholders of Record.

(a) Notice and Voting Rights: In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) Consents: In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, the Certificate of Incorporation or these Bylaws, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office, principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the Certificate of Incorporation or these Bylaws, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Exhibit 3(ii)

(c) Other Lawful Action: In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 1.09 List of Stockholders Entitled to Vote. The Secretary shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 1.10 Consent of Stockholders in Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The consent or consents shall be delivered to the Corporation by delivery to its registered office, principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by law, to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner indicated above. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE II.
BOARD OF DIRECTORS

Section 2.01 Functions and Compensation. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation. The Board of Directors shall have the authority to fix the compensation of the members thereof.

Section 2.02 Number; Qualifications. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors. Directors need not be stockholders.

Exhibit 3(ii)

Section 2.03 Election; Resignation; Removal; Vacancies. The Board of Directors shall initially consist of the persons elected as such by the incorporator. At the first annual meeting of stockholders and at each annual meeting thereafter, the stockholders shall elect Directors to replace those Directors whose terms then expire. Any Director may resign at any time upon written notice to the Corporation. Stockholders may remove Directors with or without cause by vote of a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring in the Board of Directors for any cause may be filled by a majority of the remaining members of the Board of Directors, although such majority is less than a quorum, or by a plurality of the votes cast at a meeting of stockholders, and each Director so elected shall hold office until the expiration of the term of office of the Director whom he has replaced.

Section 2.04 Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine, and if so determined notices thereof need not be given.

Section 2.05 Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chairman of the Board, the Vice Chairman of the Board, the President, any Vice President, the Secretary, or by a plurality of directors in office. Reasonable notice thereof shall be given by the person or persons calling the meeting, not later than the second day before the date of the special meeting.

Section 2.06 Telephonic Meetings Permitted. Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 2.06 shall constitute presence in person at such meeting.

Section 2.07 Quorum; Vote Required for Action. At all meetings of the Board of Directors a majority of the entire Board shall constitute a quorum for the transaction of business. Except in cases in which the Certificate of Incorporation or these Bylaws otherwise provide, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.08 Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in his absence by the Vice Chairman of the Board, if any, or in his absence by the President, or in his absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.09 Action by Directors Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Exhibit 3(ii)

ARTICLE III.
COMMITTEES

Section 3.01 Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have power or authority in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of dissolution, removing or indemnifying directors or amending these Bylaws; and, unless the resolution expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

Section 3.02 Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws.

ARTICLE IV.
OFFICERS

Section 4.01 Executive Officers: Election: Qualifications. As soon as practicable after the annual meeting of stockholders in each year the Board of Directors shall elect a President and Secretary, and it may, if it so determines, elect a Chairman of the Board and a Vice Chairman of the Board from among its members. The Board of Directors may also elect one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers and may give any of them such further designations or alternate titles as it considers desirable. Any number of offices may be held by the same person.

Section 4.02 Term of Office; Resignation; Removal; Vacancies. Except as otherwise provided in the resolution of the Board of Directors electing any officer, each such officer shall hold office until the first meeting of the Board of Directors after the annual meeting of stockholders next succeeding this election, and until his successor is elected and qualified or until his earlier resignation or removal. Any officer may resign at any time upon written notice to the Corporation. The Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Exhibit 3(ii)

Section 4.03 Powers and Duties of Executive Officers. The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his duties.

Section 4.04 Compensation. The Board of Directors shall fix the compensation of the Chairman of the Board and of the President and shall fix, or authorize the Chairman of the Board or the President to fix, the compensation of any or all others. The Board of Directors may allow compensation to members of any committee and may vote compensation to any director for attendance at meetings or for any special services.


ARTICLE V.
STOCK


Section 5.01 Certificates. Every holder of stock shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, certifying the number of shares owned by him in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 5.02 Transfer of Stock. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares endorsed or accompanied by a written assignment signed by the holder of record or by his duly authorized attorney-in- fact, it shall be the duty of the Corporation, or its duly appointed transfer agent, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 5.03 Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Exhibit 3(ii)

ARTICLE VI.
INDEMNIFICATION

Section 6.01 Definitions.

For purposes of this Article, the following definitions shall apply:

(a) "the Corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued;

(b) "other enterprises" includes employee benefit plans;

(c) "fines" includes any excise taxes assessed on a person with respect to any employee benefit plan;

(d) "serving at the request of the Corporation" includes any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article.

Section 6.02 Power to Indemnify in Actions. Suits or Proceedings Other than Those by or in the Right of the Corporation. Subject to Section 6.04 of this Article, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no lo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

Exhibit 3(ii)

Section 6.03 Power to Indemnify in Actions. Suits or Proceedings by or in the Right of the Corporation. Subject to Section 6.4 of this Article, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 6.04 Authorization of Indemnification. Any indemnification under this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 6.02 and 6.03 of this Article, as the case maybe. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders. To the extent that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

Section 6.05 Good Faith Defined. For purposes of any determination under Section 6.04 of this Article, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such persons conduct was unlawful, if such person's action is based on the records or books of accounts of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 6.5 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other entity or enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provision of this Section 6.05 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 6.02 or 6.03 of this Article, as the case maybe.

Exhibit 3(ii)

Section 6.06 Indemnification by the Court of Chancery. Notwithstanding any contrary determination in the specific case under Section 6.04 of this Article, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery in the State of Delaware for indemnification to the extent otherwise permissible under Sections 6.02 and 6.03 of this Article. The basis of such indemnification by the Court of Chancery shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standards of conduct set forth in Sections 6.02 or 6.03 of this Article, as the case may be. Neither a contrary determination in the specific case under Section 6.04 of this Article nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 6.06 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

Section 6.07 Expenses Payable in Advance. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding by the Corporation upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Section.

Section 6.08 Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, the other Sections of this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 6.02 and 6.03 of this Article, shall be made to the fullest extent permitted by law. The provisions of this Article VI shall not be deemed to preclude the indemnification of any person who is not specified in Section 6.02 or 6.03 of this Article but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

Section 6.09 Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer serving at the request of the Corporation as a director, officer, employee or agent on another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify or the obligation to indemnify such person against such liability under this Article.

Section 6.10 Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 6.11 Limitation on Indemnification. Notwithstanding anything contained in this Article to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 6.06 hereof) the Corporation shall not be obligated to indemnify any director or officer in connection with proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

Exhibit 3(ii)

Section 6.12 Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article to directors and officers of the Corporation.

ARTICLE VII. MISCELLANEOUS

Section 7.01 Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 7.02 Seal. The Corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

Section 7.03 Waiver of Notice of Meetings of Stockholders. Directors and Committees. Any written waiver of notice, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice.

Section 7.04 Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if: (1) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorized the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 7.05 Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 7.06 Amendment of Bylaws. These Bylaws maybe altered or repealed, and new bylaws made, by the Board of Directors, but the stockholders may make additional bylaws and may alter and repeal any bylaws whether adopted by them or otherwise.

Exhibit 10(i)

STOCK EXCHANGE AGREEMENT

THIS STOCK EXCHANGE AGREEMENT (the "Agreement"), dated as of May 8, 2002, by and among Bullet Environmental Technologies, Inc., a Delaware corporation (the "Company"), ComCam International, Inc., a Delaware corporation ("ComCam") and each of the other signatories listed on the signature page of this Agreement (individually, the "Seller", or collectively, the "Sellers").

WITNESSETH:

WHEREAS, each of the Sellers owns the number of shares of common stock, and common share purchase warrants, $0.01 par value per share, of ComCam, set forth opposite their respective names on disclosure schedules to this Agreement, which shares constitute all of the issued and outstanding shares of ComCam (the "ComCam Shares") and all outstanding rights to purchase additional shares of the common stock of ComCam (the "ComCam Warrants"); and

WHEREAS, the Company desires to acquire from the Sellers, and the Sellers desire to sell to the Company, all of the ComCam Shares and all of the ComCam Warrants owned by Sellers amounting in aggregate to 5,770,980 ComCam Shares and 551,250 ComCam Warrants in exchange for (i) the issuance by the Company of an aggregate of 2,285,969 shares (the "Company Shares") of the Company's common stock, par value $.001 per share to be allocated among the Sellers pro rata in proportion to their respective holdings in ComCam, (ii) the right to purchase up to an aggregate of 551,250 shares of Company common stock at a purchase price of $1.50 (the "Company Warrants") to be allocated among the Sellers that own ComCam Warrants on the basis of one Company Warrant for one ComCam Warrant, and (iii) the reservation of 2,250,000 shares of the Company's common stock to be issued to the Sellers pro rata in proportion to their respective holdings in ComCam on the Closing Date (as hereinafter defined), on the basis of three (3) shares of the Company's common stock for each $1.00 of earnings from operations for each fiscal year as determined using the EBITDA calculation in correlation with the completion of audited financial statements (the "Company Performance Shares") on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

EXCHANGE OF SHARES AND WARRANTS; RESERVATION OF PERFORMANCE SHARES

1.1 Exchange of Shares. Subject to the terms and conditions of this Agreement, on the Closing Date:

(a)   The Company shall issue and deliver to each of the Sellers the number of Company Shares as set forth opposite such Seller's name as set forth on Disclosure Schedule 1.1 hereto on a pro rata basis in an aggregate of 2,285,969 shares of the Company's common stock, and each Seller agrees to deliver to the Company, the number of ComCam Shares set forth opposite such Seller's name on Disclosure Schedule 1.1 hereto along with an appropriately executed stock power endorsed in favor of the Company in an aggregate of 5,770,980 shares of ComCam's common stock.

(b)   The Company shall round up to the next whole share any fractional interests that result from the pro rata delivery of the Company Shares.

Exhibit 10(i)

(c)   Company Shares issued to Sellers shall be subject to resale restrictions imposed pursuant to the Securities Act of 1933 as amended (the "Securities Act").

1.2   Exchange of Warrants. Subject to the terms and conditions of this Agreement, on the Closing Date:

(a)   The Company shall deliver to each of the Sellers the number of Company Warrants as set forth opposite such Seller's name as set forth on Disclosure Schedule 1.2 hereto in an aggregate of 551,250 Company Warrants entitling the Sellers to purchase Company common stock at a purchase price of $1.50 per share for a term of exercise congruent with that term defined for each respective holder of the ComCam Warrants, and each Seller agrees to deliver to the Company, the number of ComCam Warrants set forth opposite such Seller's name with an appropriately executed stock power endorsed in favor of the Company in an aggregate of 551,250 ComCam warrants.

(b)   Company common stock acquired by Sellers from the exercise of Company Warrants shall be subject to resale restrictions imposed pursuant to the Securities Act.

1.3   Reservation of Performance Shares. Subject to the terms and conditions of this Agreement, on the Closing Date:

(a)   The Company shall reserve by board of directors resolution as set forth on Disclosure Schedule 1.3 hereto, for a period of three (3) years subsequent to the Closing Date, 2,250,000 Company Performance Shares to be issued to the Sellers pro rata in proportion to their respective holdings in ComCam on the basis of three (3) Company Performance Shares for each $1.00 of earnings from operations as determined using the EBITDA calculation in correlation with the completion of audited financial statements for the corresponding annual periods. EBITDA shall be defined, for the purposes of this Agreement, as meaning revenues less all operating costs (other than any amount paid to First Capital Invest Corp pursuant to that certain agreement dated effective November 2, 2001), but before income tax expense and non-cash expenses, including but not limited to, depreciation, amortization, interest and other extraordinary costs.

(b)   Company common stock acquired by Sellers as Company Performance Shares shall be subject to resale restrictions imposed pursuant to the Securities Act.

1.4   Time and Place of Closing.

The closing of the transactions contemplated hereby (the "Closing") shall take place on May 20, 2002 at the offices of the Company at 10 a.m. Pacific Daylight Time, or at such other place as the parties may agree (the "Closing Date").

Exhibit 10(i)

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to ComCam and to each of the Sellers that:

2.1   Due Organization and Qualification; Due Authorization.

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation, with full corporate power and authority to own, lease and operate its respective business and properties and to carry on its respective business in the places and in the manner as presently conducted or proposed to be conducted. The Company is in good standing as a foreign corporation in each jurisdiction in which the properties owned, leased or operated, or the business conducted, by it requires such qualification except for any such failure, which when taken together with all other failures, is not likely to have a material adverse effect on the business of the Company taken as a whole.

(b)   The Company does not own, directly or indirectly, any capital stock, equity or interest in any corporation, firm, partnership, joint venture or other entity.

(c)   The Company has all requisite corporate power and authority to execute and deliver this Agreement, and to consummate the transactions contemplated hereby and thereby. The Company has taken all corporate action necessary for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and this Agreement constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its respective terms, except as may be affected by bankruptcy, insolvency, moratoria or other similar laws affecting the enforcement of creditors' rights generally and subject to the qualification that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought.

2.2   No Conflicts or Defaults.

The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby do not and shall not (i) contravene the Certificate of Incorporation or By-laws of the Company, (ii) violate, conflict with, or result in a breach of, or a default or loss of rights under, any material covenant, agreement, mortgage, indenture, lease, instrument, permit or license to which the Company is a party or by which the Company or any of their respective assets are bound, or any judgment, order or decree, or any law, rule or regulation to which the Company or any of their respective assets are subject, (iii) result in the creation of, or give any party the right to create, any lien, charge, encumbrance or any other right or adverse interest upon any of the assets of the Company, (iv) terminate or give any party the right to terminate, amend, abandon or refuse to perform, any material agreement, arrangement or commitment to which the Company is a party or by which the Company or any of its assets are bound, or (v) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, the Company is to perform any duties or obligations or receive any rights or benefits under any material agreement, arrangement or commitment to which it is a party.

Exhibit 10(i)

2.3   Capitalization.

The authorized capital stock of the Company immediately prior to giving effect to the transactions contemplated hereby consists of 30,000,000 shares of common stock of which 4,071,938 shares of common stock are issued and outstanding as of the date hereof and 5,000,000 preference shares of which zero (0) shares are issued and outstanding as of the date hereof. All of the outstanding shares of common stock are, and the Company Shares when issued in accordance with the terms hereof, will be, duly authorized, validly issued, fully paid and non-assessable. All outstanding shares of the Company's capital stock were issued in compliance with all applicable federal and state laws. The Company Shares are not subject to any preemptive or subscription right, any voting trust agreement or other contract except the Shareholders Agreement (as hereinafter described), agreement, arrangement, option, warrant, call, commitment or other right of any character obligating or entitling the Company to issue, sell, redeem or repurchase any of its securities, and there is no outstanding security of any kind convertible into or exchangeable for common stock except the Company Warrants and Company Performance Shares. The offers and sales of all the Company's outstanding securities were at all relevant times either registered under the Securities Act and the applicable state securities or Blue Sky laws, or exempt from such registration pursuant to the exemption claimed therefore.

2.4   Financial Statements.

Disclosure Schedule 2.4 contains copies of the balance sheets of the Company at February 28, 2001 (audited) and November 30, 2001 (unaudited) (such statements being the "Company Financial Statements"). The Company Financial Statements, together with the notes thereto, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout all periods presented, subject to audit adjustments, which are not expected to be material. Such statements present fairly the financial position of the Company as of the dates indicated. The books of account and other financial records of the Company have been maintained in accordance with good business practices.

2.5   Further Financial Matters.

(a)   The Company has no material liabilities or obligations, whether secured or unsecured, accrued, determined, absolute or contingent, asserted or unasserted or otherwise, which are required to be reflected or reserved in a balance sheet or the notes thereto under generally accepted accounting principles, that are not reflected in the Company Financial Statements.

(b)   Except as set forth in the Company Financial Statements, the Company does not have any, direct or indirect, indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise.

Exhibit 10(i)

2.6   Taxes.

The Company has filed any United States federal, state, county, local and foreign national, provincial and local tax returns or reports which were required to be filed on or prior to the date hereof in respect of all income, withholding, franchise, payroll, excise, property, sales, use, value added or other taxes or levies, imposts, duties, license and registration fees, charges, assessments or withholdings of any nature whatsoever (together, "Taxes"), and has paid all Taxes (and any related penalties, fines and interest) which have become due pursuant to such returns or reports or pursuant to any assessment which has become payable, or, to the extent its liability for any Taxes (and any related penalties, fines and interest) has not been fully discharged, the same have been properly reflected as a liability on the books and records of the Company and adequate reserves therefore have been established. All such returns and reports filed on or prior to the date hereof have been properly prepared and are true, correct (and to the extent such returns reflect judgments made by the Company, such judgments were reasonable under the circumstances) and complete in all material respects. No extension for the filing of any such return or report is currently in effect. No tax return or tax return liability of the Company has been audited or, presently under audit. All taxes and any penalties, fines and interest which have been asserted to be payable as a result of any audits have been paid. The Company has not given or been requested to give waivers of any statute of limitations relating to the payment of any Taxes (or any related penalties, fines and interest). There are no claims pending or, to the knowledge of the Company, threatened, against the Company for past due T axes. All payments for withholding taxes, unemployment insurance and other amounts required to be paid for periods prior to the date hereof to any governmental authority in respect of employment obligations of the Company including, without limitation, amounts payable pursuant to the Federal Insurance Contributions Act, have been paid or shall be paid prior to the Closing and have been duly provided for on the books and records of the Company and in the Company Financial Statements.

2.7   Indebtedness: Contracts: No Defaults.

(a)   Disclosure Schedule 2.7 sets forth a true, complete and correct list of all material instruments, agreements, indentures, mortgages, guarantees, notes, commitments, accommodations, letters of credit or other arrangements or understandings, whether written or oral, to which the Company is a party (collectively, the "Operating Agreements"). An agreement shall not be considered material for the purposes of this Section 2.7(a) if it provides for expenditures or receipts of less than $10,000 and has been entered into by the Company in the ordinary course of business. The Operating Agreements constitute all of the contracts, agreements, understandings and arrangements required for the operation of the business of the Company or which have a material effect thereon. Copies of all such material written Operating Agreements have previously been delivered or otherwise made available to the Sellers and such copies are true, complete and correct as of the date hereof.

(b)   The Company nor, to the Company's knowledge, any other person or entity is in breach in any material respect of, or in default in any material respect under, any material contract, agreement, arrangement, commitment or plan to which the Company is a party, and no event or action has occurred, is pending or is threatened, which, after the giving of notice, passage of time or otherwise, would constitute or result in such a material breach or material default by the Company or, to the knowledge of the Company, any other person or entity. The Company has not received any notice of default under any contract, agreement, arrangement, commitment or plan to which it is a party, which default has not been cured to the satisfaction of, or duly waived by, the party claiming such default on or before the date hereof.

Exhibit 10(i)

2.8   Personal Property.

The Company has good and marketable title to all of its tangible personal property and assets, including, without limitation, all of the assets reflected in the Company Financial Statements that have not been disposed of in the ordinary course of business since November 30, 2001, free and clear of all liens or mortgages, except for any lien for current taxes not yet due and payable and such restrictions, if any, on the disposition of securities as may be imposed by federal or applicable state securities laws.

2.9   Real Property.

Disclosure Schedule 2.9 sets forth a true and complete list of all real property owned by, or leased or subleased by or to, the Company (the "Company Real Property"). Each lease to which the Company is a party is valid, binding and in full force and effect with respect to the Company and, to the knowledge of the Company, no notice of default or termination under any such lease is outstanding.

2.10   Compliance with Law.

(a)   The Company is not conducting its respective business or affairs in material violation of any applicable federal, state or local law, ordinance, rule, regulation, court or administrative order, decree or process, or any requirement of insurance carriers. The Company has not received any notice of violation or claimed violation of any such law, ordinance, rule, regulation, order, decree, process or requirement.

(b)   The Company is in compliance in all material respects with all applicable federal, state, local and foreign laws and regulations relating to the protection of the environment and human health. There are no claims, notices, actions, suits, hearings, investigations, inquiries or proceedings pending or, to the knowledge of the Company, threatened against the Company that are based on or related to any environmental matters or the failure to have any required environmental permits, and there are no past or present conditions that the Company has reason to believe are likely to give rise to any material liability or other obligations of the Company under any environmental laws.

2.11   Permits and Licenses.

The Company has all certificates of occupancy, rights, permits, certificates, licenses, franchises, approvals and other authorizations as are reasonably necessary to conduct its respective business and to own, lease, use, operate and occupy its assets, at the places and in the manner now conducted and operated, except those the absence of which would not materially adversely affect its respective business. As of the date hereof, the Company has not received any written or oral notice or claim pertaining to the failure to obtain any material permit, certificate, license, approval or other authorization required by any federal, state or local agency or other regulatory body, the failure of which to obtain would materially and adversely affect its business.

2.12   Ordinary Course.

Since November 30, 2001, the Company has conducted its business, maintained its real property and equipment and kept its books of account, records and files, substantially in the same manner as previously conducted, maintained or kept and solely in the ordinary course.

Exhibit 10(i)

2.13   No Adverse Changes. Since November 30, 2001, there has not been:

(a)   Any material adverse change in the business, prospects, the financial or other condition, or the respective assets or liabilities of the Company as reflected in the Company Financial Statements.

(b)   Any material loss sustained by the Company, including, but not limited to any loss on account of theft, fire, flood, explosion, accident or other calamity, whether or not insured, which has materially and adversely interfered, or may materially and adversely interfere, with the operation of the Company's business.

(c)   To the best knowledge of the Company, any event, condition or state of facts, including, without limitation, the enactment, adoption or promulgation of any law, rule or regulation, the occurrence of which materially and adversely does or would affect the results of operations or the business or financial condition of the Company.

2.14   Litigation.

(a)   There is no claim, dispute, action, suit, proceeding or investigation pending or, to the knowledge of the Company, threatened, against or affecting the business of the Company, or challenging the validity or propriety of the transactions contemplated by this Agreement, at law or in equity or admiralty or before any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, nor to the knowledge of the Company, has any such claim, dispute, action, suit, proceeding or investigation been pending or threatened, during the 12-month period preceding the date hereof.

(b)   There is no outstanding judgment, order, writ, ruling, injunction, stipulation or decree of any court, arbitrator or federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, against or materially affecting the business of the Company.

(c)   The Company has not received any written or verbal inquiry from any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality concerning the possible violation of any law, rule or regulation or any matter disclosed in respect of its business.

2.15   Insurance.

The Company maintains no insurance.

2.16   Certificate of Incorporation and Bylaws: Minute Books.

The copies of the Certificate of Incorporation and Bylaws (or similar governing documents) of the Company, and all amendments to each are true, correct and complete. The minute books of the Company contain true and complete records of all meetings and consents in lieu of meetings of their respective Board of Directors (and any committees thereof), or similar governing bodies, since the time of their respective organization. The stock books of the Company are true, correct and complete.

Exhibit 10(i)

2.17   Employee Benefit Plans.

The Company does not maintain, nor has the Company maintained in the past, any employee benefit plans ("as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), or any plans, programs, policies, practices, arrangements or contracts (whether group or individual) providing for payments, benefits or reimbursements to employees of the Company, former employees, their beneficiaries and dependents under which such employees, former employees, their beneficiaries and dependents are covered through an employment relationship with the Company, or any entity required to be aggregated in a controlled group or affiliated service group with the Company for purposes of ERISA or the Internal Revenue Code of 1986 (the "Code") (including, without limitation, under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA, at any relevant time.

2.18   Patents: Trademarks and Intellectual Property Rights.

The Company owns or possesses no patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, internet web site(s), proprietary rights or processes.

2.19   Brokers.

(a)   Sellers were introduced to the Company by First Capital Invest Corp ("First Capital") and on the Closing of this Agreement will be bound by the terms of an Advisory Agreement dated November 2, 2001 attached as Disclosure Schedule 2.19 hereto between the Company and First Capital, whereby the Company will issue 500,000 shares of the Company's common stock on Closing to First Capital as a finders fee in full satisfaction of the terms of the Advisory Agreement.

(b)   Except as to the introduction and finders fee payable to First Capital, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by the Company directly with the Sellers without the intervention of any person on behalf of the Company or Sellers in such a manner as to give rise to any valid claim by any person against the Company or any Seller for a finder's fee, brokerage commission or similar payment.

2.20   Subsidiaries.

The Company has no subsidiaries

2.21   Affiliate Transactions.

(a)   Neither the Company nor any officer, director or employee of the Company (or any of the relatives or affiliates of any of the aforementioned persons) is a party to any agreement, contract, commitment or transaction with the Company or affecting the business of the Company, or has any interest in any property, whether real, personal or mixed, or tangible or intangible, used in or necessary to the Company which will subject the Sellers to any liability or obligation from and after the Closing Date.

(b)   The Company has no indebtedness due from its respective officers, directors or stockholders or any of their respective relatives or affiliates, and none of the officers, directors or stockholders of the Company or their respective relatives or affiliates has any claim against the Company.

Exhibit 10(i)

2.22   No Anti-Dilution Adjustment.

The issuance of the Company Shares will not give any holder of any of the Company's outstanding shares, options, warrants or other convertible securities or rights the right to purchase any additional shares of capital stock, the right to be issued any capital stock and/or the right to purchase capital stock at a reduced price.

2.23   No Regulatory Problems.

The Company (i) has not filed a registration statement which is the subject of any proceeding or examination under Section 8 of the Securities Act, or is not the subject of any refusal order or stop order thereunder; (ii) is not subject to any pending proceeding under Rule 258 of the Securities Act or any similar rule adopted under Section 3(b) of the Securities Act, or to an order entered thereunder; (iii) has not been convicted of any felony or misdemeanor in connection with the purchase or sale of any security or involving the making of any false filing with the Securities and Exchange Commission ("Commission"); (iv) is not subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminary or permanently restraining or enjoining, the Company from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security or involving the making of any false filing with the Commission; and (v) is not subject to a United States Postal Service false representation order entered under Section 3005 of Title 39, United States Code; or a temporary restraining order or preliminary injunction entered under Section 3007 of Title 39, United States Code, with respect to conduct alleged to have violated Section 3005 of Title 39, United States Code.

To its knowledge, none of the Company's directors, officers, or beneficial owners of five percent or more of any class of its equity securities (i) has been convicted of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment advisor; (ii) is subject to any order, judgment, or decree of any court of competent jurisdiction temporarily or preliminary enjoining or restraining, or is subject to any order, judgment, or decree of any court of competent jurisdiction, permanently enjoining or restraining such person from engaging in, or continuing, any conduct or practice in connection with the purchase or sale of any security involving the making of a false filing with the Commission, (iii) is subject to an order of the Commission entered pursuant to Section 15(b), 15B(a), or 15B(c) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), or is subject to an order of the Commission entered pursuant to Section 203(e) or (f) of the Investment Advisers Act of 1940; (iv) has been suspended or expelled from membership in, or suspended or barred from association with a member of, an exchange registered as a national securities exchange pursuant to Section 6 of the Exchange Act, an association registered as a national securities association under Section 15A of the Exchange Act, for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade; or (v) is subject to a United States Postal Service false representation order entered under Section 3005 of Title 39, United States Code; or is subject to a restraining order or preliminary injunction entered under Section 3007 of Title 39, United States Code, with respect to conduct alleged to have violated Section 3005 of Title 39, United States Code.

Exhibit 10(i)

2.24   Miscellaneous.

The representations and warranties made by the Company in this Agreement and the statements made by or on behalf of the Company in any certificate, document or exhibit furnished in connection with the transactions contemplated hereby or thereby or in any public filing with any regulatory agency, (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as and if required, and (ii) do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such representations or warranties or other such statements, in light of the circumstances under, and at the time at, which they were made, not false or misleading.

2.25   Tax Free Transaction

The Company has structured this exchange with the intent that it be considered a tax-free exchange under the Internal Revenue Code of 1986, as amended, for all parties.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMCAM/SELLERS

ComCam represents and warrants and each Seller, (but only when specifically referenced in this Article III and then only with respect to such Seller's representations and warranties) severally and not jointly, represents and warrants to the Company that:

3.1   Due Organization and Qualification; Due Authorization.

(a)   ComCam is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation, with full corporate power and authority to own, lease and operate its business and properties and to carry on its business in the places and in the manner as presently conducted or proposed to be conducted. ComCam is in good standing as a foreign corporation in each jurisdiction in which the properties owned, leased or operated, or the business conducted, by it requires such qualification except for any such failure, which when taken together with all other failures, is not likely to have a material adverse effect on the business of ComCam taken as a whole.

(b)   ComCam does not own, directly or indirectly, any capital stock, equity or interest in any corporation, firm, partnership, joint venture or other entity.

(c)   ComCam has all requisite power and authority to execute and deliver this Agreement, and to consummate the transactions contemplated hereby and thereby. ComCam has taken all corporate action necessary for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and this Agreement constitutes the valid and binding obligation of ComCam and the Sellers, enforceable against each of ComCam and the Sellers in accordance with its respective terms, except as may be affected by bankruptcy, insolvency, moratoria or other similar laws affecting the enforcement of creditors' rights generally and subject to the qualification that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought.

Exhibit 10(i)

3.2   No Conflicts or Defaults.

Except as specifically provided otherwise in this Agreement, the execution and delivery of this Agreement by ComCam and the consummation of the transactions contemplated hereby do not and shall not (i) contravene the Certificate of Incorporation or By-laws of ComCam, (ii) violate, conflict with, or result in a breach of, or a default or loss of rights under, any material covenant, agreement, mortgage, indenture, lease, instrument, permit or license to which ComCam is a party or by which ComCam or its assets are bound, or any judgment, order or decree, or any law, rule or regulation to which ComCam or its assets are subject, (iii) result in the creation of, or give any party the right to create, any lien upon any of the assets of ComCam, (iv) terminate or give any party the right to terminate, amend, abandon or refuse to perform, any material agreement, arrangement or commitment to which ComCam is a party or by which ComCam or any of its assets are bound, or (v) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, ComCam is to perform any duties or obligations or receive any rights or benefits under any material agreement, arrangement or commitment to which it is a party.

3.3   Capitalization.

The authorized capital stock of ComCam immediately prior to giving effect to the transactions contemplated hereby consists of 10,000,000 shares of common stock, par value $0.01 per share, of which 5,770,980 shares are issued and outstanding as of the date hereof and 2,000,000 preferred shares, of which zero (0) are issued and outstanding as of the date hereof. All of the ComCam Shares when transferred in accordance with the terms of this Agreement, will be, duly authorized, validly issued, fully paid and non-assessable, and have not been or, will not be transferred in violation of any rights of third parties. All outstanding shares of ComCam's capital stock were issued in compliance with all applicable federal and state laws. The ComCam Shares are not subject to any preemptive or subscription right, any voting trust agreement or other contract or agreement, arrangement, option, warrant except the ComCam Warrants (as described herein), call, commitment or other right of any character obligating or entitling the ComCam to issue, sell, redeem or repurchase any of its securities, and there is no other outstanding security of any kind convertible into or exchangeable for common stock. The offers and sales of all of ComCam's outstanding securities were at all relevant times either registered under the Securities Act and the applicable state securities or Blue Sky laws, or exempt from such registration pursuant to the exemption claimed therefore.

3.4   Financial Statements.

Disclosure Schedule 3.4 contains copies of the balance sheets of ComCam at December 31, 2001 (draft audited) and December 31, 2000 (draft audited) (such statements being the "ComCam Financial Statements"). The ComCam Financial Statements, together with the notes thereto, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout all periods presented, subject to audit adjustments, which are not expected to be material. Such statements present fairly the financial position of the ComCam as of the dates indicated. The books of account and other financial records of the ComCam have been maintained in accordance with good business practices.

3.5   Further Financial Matters.

ComCam has no material liabilities or obligations, whether secured or unsecured, accrued, determined, absolute or contingent asserted or unasserted or otherwise, which are required to be reflected or reserved in a balance sheet or the notes thereto under generally accepted accounting principles.

Exhibit 10(i)

3.6   Taxes.

ComCam has not filed any United States federal, state, county, local and foreign national, provincial and local tax returns or reports which were required to be filed on or prior to the date hereof in respect of all income, withholding, franchise, payroll, excise, property, sales, use, value added or other taxes or levies, imposts, duties, license and registration fees, charges, assessments or withholdings of any nature whatsoever. No tax return or tax return liability of the ComCam has been audited or, presently under audit. There are no claims pending or, to the knowledge of the ComCam, threatened, against the ComCam for past due Taxes. All payments for withholding taxes, unemployment insurance and other amounts required to be paid for periods prior to the date hereof to any governmental authority in respect of employment obligations of the ComCam including, without limitation, amounts payable pursuant to the Federal Insurance Contributions Act, have been paid or shall be paid prior to the Closing and have been duly provided for on the books and records of the ComCam and in the ComCam Financial Statements.

3.7   Indebtedness: Contracts: No Defaults.

(a)   Schedule 3.7 of the Disclosure Schedule sets forth a true, complete and correct list of all material instruments, agreements, indentures, mortgages, guarantees, notes, commitments, accommodations, letters of credit or other arrangements or understandings, whether written or oral, to which ComCam is a party (collectively, the "ComCam Operating Agreements"). An agreement shall not be considered material for the purposes of this Section 3.7(a) if it provides for expenditures or receipts of less than $10,000 and has been entered into by ComCam in the ordinary course of business. The ComCam Operating Agreements constitute all of the material contracts, agreements, understandings and arrangements required for the operation of the business of ComCam or which have a material effect thereon. Copies of all such material written ComCam Operating Agreements have previously been delivered or otherwise made available to the Company and such copies are true, complete and correct as of the date hereof.

(b)   Neither, ComCam, nor, to ComCam's knowledge, any other person or entity is in breach in any material respect of, or in default in any material respect under, any material contract, agreement, arrangement, commitment or plan to which ComCam is a party, and no event or action has occurred, is pending or is threatened, which, after the giving of notice, passage of time or otherwise, would constitute or result in such a material breach or material default by ComCam or, to the knowledge of ComCam, any other person or entity. ComCam has not received any notice of default under any contract, agreement, arrangement, commitment or plan to which it is a party, which default has not been cured to the satisfaction of, or duly waived by, the party claiming such default on or before the date hereof.

3.8   Personal Property.

(a)   All of ComCam's personal property, as detailed in Disclosure Schedule 3.8, is subject to a lien imposed by the terms and conditions of a Bridge Loan and Representation Agreement in the form of a secured interest to collateralize funds loaned to ComCam by First Capital.

(b)   Except as to the lien held by First Capital, ComCam has good and marketable title to all of its tangible personal property and assets free and clear of any other liens or mortgages, except for any lien for current taxes not yet due and payable.

Exhibit 10(i)

3.9   Real Property.

Disclosure Schedule 3.9 sets forth a true and complete list of all real property owned by, or leased or subleased by or to, ComCam (the "ComCam Real Property"). Except as set forth in Schedule 3.9 of the Disclosure Statement, each lease to which ComCam is a party is valid, binding and in full force and effect with respect to ComCam, and, to the knowledge of ComCam, all other parties thereto; no notice of default or termination under any such lease is outstanding.

3.10   Compliance with Law.

(a)   ComCam is not conducting its respective business or affairs in material violation of any applicable federal, state or local law, ordinance, rule, regulation, court or administrative order, decree or process, or any requirement of insurance carriers. ComCam has not received any notice of violation or claimed violation of any such law, ordinance, rule, regulation, order, decree, process or requirement.

(b)   ComCam is in compliance in all material respects with all applicable federal, state, local and foreign laws and regulations relating to the protection of the environment and human health. There are no claims, notices, actions, suits, hearings, investigations, inquiries or proceedings pending or, to the knowledge of ComCam, threatened against ComCam that are based on or related to any environmental matters or the failure to have any required environmental permits, and there are no past or present conditions that ComCam has reason to believe are likely to give rise to any material liability or other obligations of ComCam under any environmental laws.

3.11   Permits and Licenses.

ComCam has all certificates of occupancy, rights, permits, certificates, licenses, franchises, approvals and other authorizations as are reasonably necessary to conduct its respective business and to own, lease, use, operate and occupy its assets, at the places and in the manner now conducted and operated, except those the absence of which would not materially adversely affect its respective business. As of the date hereof, ComCam has not received any written or oral notice or claim pertaining to the failure to obtain any material permit, certificate, license, approval or other authorization required by any federal, state or local agency or other regulatory body, the failure of which to obtain would materially and adversely affect its business.

3.12   Ordinary Course

Since December 31, 2001, ComCam has conducted its business, maintained its real property and equipment and kept its books of account, records and files, substantially in the same manner as previously conducted, maintained or kept and solely in the ordinary course.

3.13   No Adverse Changes.

Since December 31, 2001, there has not been:

(a)   Any material adverse change in the business, prospects, the financial or other condition, or the respective assets or liabilities of ComCam.

Exhibit 10(i)

(b)   Any material loss sustained by ComCam, including, but not limited to any loss on account of theft, fire, flood, explosion, accident or other calamity, whether or not insured, which has materially and adversely interfered, or may materially and adversely interfere, with the operation of ComCam's business.

(c)   To the best knowledge of ComCam, any event, condition or state of facts, including, without limitation, the enactment, adoption or promulgation of any law, rule or regulation, the occurrence of which materially and adversely does or would affect the results of operations or the business or financial condition of ComCam.

3.14   Litigation.

(a)   There is no claim, dispute, action, suit, proceeding or investigation pending or, to the knowledge of ComCam, threatened, against or affecting the business of ComCam, or challenging the validity or propriety of the transactions contemplated by this Agreement, at law or in equity or admiralty or before any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, nor to the knowledge of ComCam, has any such claim, dispute, action, suit, proceeding or investigation been pending or threatened, during the 12-month period preceding the date hereof.

(b)   There is no outstanding judgment, order, writ, ruling, injunction, stipulation or decree of any court, arbitrator or federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, against or materially affecting the business of ComCam.
(c)   ComCam has not received any written or verbal inquiry from any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality concerning the possible violation of any law, rule or regulation or any matter disclosed in respect of its business.

3.15   Insurance.

ComCam maintains no insurance.

3.16   Certificate of Incorporation and By-laws: Minute Books.

The copies of the Certificate of Incorporation and By-laws (or similar governing documents) of ComCam, and all amendments to each are true, correct and complete. The minute books of ComCam contain true and complete records of all meetings and consents in lieu of meetings of their respective Board of Directors (and any committees thereof), or similar governing bodies, since the time of their respective organization. The stock books of ComCam are true, correct and complete.

3.17   Employee Benefit Plans.

Except as set forth in Schedule 3.17 of the Disclosure Schedule, ComCam does not maintain, nor has ComCam maintained in the past, any employee benefit plans ("as defined in Section 3(3) of the "ERISA"), or any plans, programs, policies, practices, arrangements or contracts (whether group or individual) providing for payments, benefits or reimbursements to employees of ComCam, former employees, their beneficiaries and dependents under which such employees, former employees, their beneficiaries and dependents are covered through an employment relationship with ComCam or any entity required to be aggregated in a controlled group or affiliated service group with ComCam for purposes of ERISA or the Code (including, without limitation, under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA, at any relevant time.

Exhibit 10(i)

3.18   Patents; Trademarks and Intellectual Property Rights.

ComCam owns or possesses sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, internet web site(s) proprietary rights and processes necessary for its business as now conducted without any conflict with or infringement of the rights of others. There are no outstanding options, licenses or agreements of any kind relating to the foregoing, and ComCam is not bound by, or a party to, any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other person or entity.

3.19   Brokers.

Sellers were introduced to the Company by First Capital and on the Closing of this Agreement the Company will issue 500,000 shares of the Company's common stock to First Capital as a finder's fee in full satisfaction of the terms of the Advisory Agreement. Except as to the introduction and finders fee payable to First Capital, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by ComCam directly with the Sellers without the intervention of any person on behalf of ComCam in such a manner as to give rise to any valid claim by any person against any Seller for a finder's fee, brokerage commission or similar payment.

3.20   Subsidiaries.

ComCam has no subsidiaries.

3.21   Affiliate Transactions.

(a)   Neither ComCam nor any officer, director or employee of the ComCam (or any of the relatives or affiliates of any of the aforementioned persons) is a party to any agreement, contract, commitment or transaction with the Company or affecting the business of the Company, or has any interest in any property, whether real, personal or mixed, or tangible or intangible, used in or necessary to the Company which will subject the Company to any liability or obligation from and after the Closing Date.

(b)   ComCam has no indebtedness due from its respective officers, directors or stockholders or any of their respective relatives or affiliates, and none of the officers, directors or stockholders of ComCam or their respective relatives or affiliates has any claim against ComCam.

3.22   Purchase for Investment.

(a)   Each Seller represents that he or she is acquiring the Company Shares for investment for such Seller's own account and not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and such Seller has no present intention of selling, granting any participation in, or otherwise distributing the same. Such Seller further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of the Company Shares.

(b)   Each such Seller represents that he or she understands that the Company Shares are not registered under the Securities Act on the ground that the sale and the issuance of securities hereunder is exempt from registration under the Securities Act pursuant to Section 4(2) thereof, and that the Company's reliance on such exemption is predicated on such Seller's representations set forth herein.

Exhibit 10(i)

(c)   Each such Seller acknowledges that he or she can bear the economic risk of his or her investment, and has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Company Shares.

(d)   Each such Seller represents that he or she has carefully reviewed such information as such Seller deemed necessary to evaluate an investment in the Company Shares. To the full satisfaction of each such Seller, such Seller has been furnished all materials that such Seller has requested relating to the Company and the issuance of the Company Shares hereunder, and each such Seller has been afforded the opportunity to ask questions of representatives of the Company to obtain any information necessary to verify the accuracy of any representations or information made or given to such Seller. Notwithstanding the foregoing, nothing herein shall derogate from or otherwise modify the representations and warranties of the Company set forth in this Agreement, on which each of the Sellers has relied in making an exchange of the ComCam Shares for the Company Shares.

(e)   Each such Seller understands that the Company Shares may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Company Shares or any available exemption from registration under the Securities Act, the Company Shares must be held indefinitely. Each such Seller represents that such Seller is aware that the Company Shares may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all of the conditions of that Rule are met.

3.23   No Regulatory Problems

ComCam (i) has not filed a registration statement which is the subject of any proceeding or examination under Section 8 of the Securities Act, or is not the subject of any refusal order or stop order thereunder; (ii) is not subject to any pending proceeding under Rule 258 of the Securities Act or any similar rule adopted under Section 3(b) of the Securities Act, or to an order entered thereunder; (iii) has not been convicted of any felony or misdemeanor in connection with the purchase or sale of any security or involving the making of any false filing with the Commission; (iv) is not subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminary or permanently restraining or enjoining, the ComCam from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security or involving the making of any false filing with the Commission; and (v) is not subject to a United States Postal Service false representation order entered under Section 3005 of Title 39, United States Code; or a temporary restraining order or preliminary injunction entered under Section 3007 of Title 39, United States Code, with respect to conduct alleged to have violated Section 3005 of Title 39, United States Code.

Exhibit 10(i)

To its knowledge, none of the ComCam's directors, officers, or beneficial owners of five percent or more of any class of its equity securities (i) has been convicted of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment advisor; (ii) is subject to any order, judgment, or decree of any court of competent jurisdiction temporarily or preliminary enjoining or restraining, or is subject to any order, judgment, or decree of any court of competent jurisdiction, permanently enjoining or restraining such person from engaging in, or continuing, any conduct or practice in connection with the purchase or sale of any security involving the making of a false filing with the Commission, (iii) is subject to an order of the Commission entered pursuant to Section 15(b), 15B(a), or 15B(c) of the Exchange Act, or is subject to an order of the Commission entered pursuant to Section 203(e) or (f) of the Investment Advisers Act of 1940; (iv) has been suspended or expelled from membership in, or suspended or barred from association with a member of, an exchange registered as a national securities exchange pursuant to Section 6 of the Exchange Act, an association registered as a national securities association under Section 15A of the Exchange Act, for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade; or (v) is subject to a United States Postal Service false representation order entered under Section 3005 of Title 39, United States Code; or is subject to a restraining order or preliminary injunction entered under Section 3007 of Title 39, United States Code, with respect to conduct alleged to have violated Section 3005 of Title 39, United States Code.

ARTICLE IV

SPECIAL RIGHTS AND AGREEMENTS

4.1   Board of Directors.

The Company shall confirm the appointment of five (5) persons to the board of directors at Closing. The initial board of directors shall be comprised of Don Gilbreath, Robert Betty, Ross Wilmot, and Nadir Walji. Don Gilbreath, Robert Betty, Mabey Investments Ltd, Millner Finance Ltd, Circuit Enterprises Ltd, Valorinvest Ltd and First Invest Capital Corp., collectively holders in excess of 51% of the Company's common stock subsequent to the Closing Date, shall agree to vote such shares of the Company's common stock on Closing to elect each member of the initial board of directors to a three (3) year term according to the terms and conditions of the Shareholders Agreement attached as Disclosure Schedule 4.1 hereto.

4.2   Name Change

Don Gilbreath, Robert Betty, Mabey Investments Ltd, Millner Finance Ltd, Circuit Enterprises Ltd, Valorinvest Ltd and First Invest Capital Corp., collectively holders of in excess of 51% of the Company's common stock subsequent to the Closing Date shall agree to vote such shares of the Company's common stock on Closing in favor of changing the Company's name from "Bullet Environmental Technologies, Inc." to "ComCam, Inc." according to the terms and conditions of the Shareholders Agreement.

Exhibit 10(i)

4.3   Restrictions on Company Shares.

Don Gilbreath and Robert Betty shall agree not to (i) sell their Company Shares or other Company common stock acquired as Company Performance Shares until all resale restrictions on Sellers imposed pursuant to the Securities Act are lifted, (ii) vote, sell, deal in, assign, pledge, transfer or encumber in any manner whatsoever any of the Company Shares or Company common stock except in accordance with this Agreement and the Shareholders Agreement and (iii) to abide by other terms and conditions, if any, that might be required by any broker, selling agent or underwriter for the Company or the Commission.

4.4   Private Placement.

Subsequent to Closing, the Company will use its best commercial efforts to complete a private placement of approximately 1,500,000 units at a price of approximately $1.50 per unit. Each unit shall consist of one common share of the Company and one half non-transferable share purchase warrant, with each whole purchase warrant being exercisable into one additional common share of the Company for a period of one year subsequent to each respective issuance of the private placement units at a price of $1.75 per share.

4.5   Incentive Stock Options.

On completion of the private placement anticipated in 4.3, the Company will adopt a Stock Option Plan that shall enable the grant of stock options for directors, senior officers, key employees of both ComCam and the Company for the purchase of up to ten percent (10%) of the then issued and outstanding common stock on terms and conditions determined by the Company Board of Directors.

ARTICLE V

CONDITIONS PRECEDENT AND POST-CLOSING COVENANTS

5.1   Conditions Precedent to Obligations of the Company.

The obligations of the Company under this Agreement to consummate the Closing contemplated hereby shall be subject to the satisfaction, or to the waiver by it, on or before the Closing Date, of the following conditions:

(a)   Representations and Warranties True. The representations and warranties of ComCam and of the Sellers shall be in all material respects true and accurate as of the date when made, and, except as to representations and warranties which are expressly limited to a state of facts existing at a time prior to the Closing Date, shall be in all material respects true and accurate at and as of the Closing, with the same effect as if the same had been made on the Closing Date.

(b)   Performance of Covenants. ComCam and the Seller shall have performed and complied in all material respects with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)   No Governmental or Other Proceeding or Litigation. No order of any court or administrative agency shall be in effect which restrains or prohibits any transaction contemplated hereby; and no suit, action, other than the exercise of dissenters' rights, investigation, inquiry or proceeding by any governmental body or other person or entity shall be pending or threatened against ComCam which challenges the validity or legality, or seeks to restrain the consummation, of the transactions contemplated hereby.

Exhibit 10(i)

(d)   Closing Documentation. The Company shall have received such additional documentation at the Closing as the Company and its counsel may reasonably require to evidence compliance by ComCam and the Sellers with all of their obligations under this Agreement.

(e)   Employment; Non-Competition; Confidentiality Agreements. The Company shall have entered into employment, non-competition and confidentiality agreements with all key employees of ComCam including, but not restricted to Don Gilbreath, Steve Krekman, Carolyn Scheppner and Robert Betty.

5.2   Post-Closing Covenants.

The parties hereto agree that if any of the agreements referenced in 5.1(e) have not been affirmed or fully executed, as the case may be, prior to Closing, that the parties shall, subsequent to the Closing, proceed to affirm or fully execute said referenced agreements, as the case may be, and that the failure to affirm or execute said Agreements prior to the Date of Closing shall not be deemed a waiver of the obligation to execute said Agreements.

5.3   Conditions Precedent to Obligations of ComCam and the Sellers.

The obligations of ComCam and the Sellers under this Agreement to consummate the Closing contemplated hereby shall be subject to the satisfaction, or to the waiver by ComCam and the Sellers, on or before the Closing Date, of the following conditions:

(a)   Representations and Warranties True. The representations and warranties of the Company shall be in all material respects true and accurate as of the date when made, and, except as to representations and warranties which are expressly limited to a state of facts existing at a time prior to the Closing Date, shall be in all material respects true and accurate at and as of the Closing, with the same effect as if the same had been made on the Closing Date.

(b)   Performance of Covenants. The Company shall have performed and complied in all material respects with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)   No Governmental or Other Proceeding or Litigation. No order of any court or administrative agency shall be in effect which restrains or prohibits any transaction contemplated hereby; and no suit, action, other than the exercise of dissenters' rights, investigation, inquiry or proceeding by any governmental body or other person or entity shall be pending or threatened against the Company which challenges the validity or legality, or seeks to restrain the consummation, of the transactions contemplated hereby.

(d)   Closing Documentation. ComCam and the Seller shall have received such additional documentation at the Closing as ComCam and the Sellers and their respective counsel may reasonably require to evidence compliance by the Company with all of its obligations under this Agreement.

(e)   Employment Agreements. The Company shall have entered into employment agreements with all key employees of ComCam including, but not restricted to Don Gilbreath, Steve Krekman and Carolyn Scheppner.

Exhibit 10(i)

5.5   Post-Closing Covenants.

The parties hereto agree that if any of the agreements referenced in 5.4(e) have not been affirmed or fully executed, as the case may be, prior to Closing, that the parties shall, subsequent to the Closing, proceed to affirm or fully execute said referenced agreements, as the case may be, and that the failure to affirm or execute said Agreements prior to the Date of Closing shall not be deemed a waiver of the obligation to execute said Agreements.

ARTICLE VI

INDEMNIFICATION

6.1   Indemnity of Sellers.

The Company agrees to defend, indemnify and hold harmless each Seller from and against, and to reimburse each Seller with respect to, all liabilities, losses, costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements, asserted against or incurred by such Seller by reason of, arising out of, or in connection with any material breach of any representation or warranty contained in this Agreement made by the Company or in any document or certificate delivered by the Company pursuant to the provisions of this Agreement or in connection with the transactions contemplated thereby.

6.2 Indemnity of the Company.

ComCam and the Sellers, severally and not jointly, agree to defend, indemnify and hold harmless the Company from and against, and to reimburse the Company with respect to, all liabilities, losses, costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements ("Company Losses"), asserted against or incurred the Company by reason of, arising out of, or in connection with any material breach of any representation or warranty contained in this Agreement and made by ComCam or the Sellers or in any document or certificate delivered by ComCam or the Sellers pursuant to the provisions of this Agreement or in connection with the transactions contemplated thereby; provided, however, that each Seller shall only be required to defend, indemnify and hold harmless the Company for the representations and warranties made by such Seller. Notwithstanding the foregoing provisions of this Section 6.2, no claim for indemnification shall be made by Company against Seller unless and until the aggregate Company Losses shall exceed $25,000.

Exhibit 10(i)

6.3   Indemnification Procedure.

A party (an "Indemnified Party") seeking indemnification shall give prompt notice to the other party (the "Indemnifying Party") of any claim for indemnification arising under this Article VI. The Indemnifying Party shall have the right to assume and to control the defense of any such claim with counsel reasonably acceptable to such Indemnified Party, at the Indemnifying Party's own cost and expense, including the cost and expense of reasonable attorneys' fees and disbursements in connection with such defense, in which event the Indemnifying Party shall not be obligated to pay the fees and disbursements of separate counsel for such in such action. In the event, however, that such Indemnified Party's legal counsel shall determine that defenses may be available to such Indemnified Party that are different from or in addition to those available to the Indemnifying Party, in that there could reasonably be expected to be a conflict of interest if such Indemnifying Party and the Indemnified Party have common counsel in any such proceeding, or if the Indemnified Party has not assumed the defense of the action or proceedings, then such Indemnifying Party may employ separate counsel to represent or defend such Indemnified Party, and the Indemnifying Party shall pay the reasonable fees and disbursements of counsel for such Indemnified Party. No settlement of any such claim or payment in connection with any such settlement shall be made without the prior written consent of the Indemnifying Party which consent shall not be unreasonably withheld.

ARTICLE VII

MISCELLANEOUS

7.1   Survival of Representations and Warranties.

Except as otherwise provided, all representations and warranties made by a party in this Agreement or in any document or certificate delivered pursuant hereto shall survive the Closing Date until one year from the Closing.

7.2   Notice.

All communications, notices, requests, consents or demands given or required under this Agreement shall be in writing and shall be deemed to have been duly given when delivered to, or received by prepaid registered or certified mail or recognized overnight courier addressed to, or upon receipt of a facsimile sent to, the party for whom intended, as follows, or to such other address or facsimile number as may be furnished by such party by notice in the manner provided herein:

If to the Company:

1818 - 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

Fax Number: 604 408 1739
Attention: Ross Wilmot, President

Exhibit 10(i)

If to ComCam:

1140 McDermott Drive #200
West Chester, Pennsylvania
United States of America 19380

Fax Number: 610 436 8079
Attention: Don Gilbreath, President

If to the Sellers:

At the respective addresses of each Seller

7.3   Entire Agreement.

This Agreement, the Disclosure Schedule and any instruments and agreements to be executed pursuant to this Agreement, sets forth the entire understanding of the parties hereto with respect to its subject matter, merges and supersedes all prior and contemporaneous understandings with respect to its subject matter and may not be waived or modified, in whole or in part, except by a writing signed by each of the parties hereto. No waiver of any provision of this Agreement in any instance shall be deemed to be a waiver of the same or any other provision in any other instance. Failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of its rights under such provision.

7.4   Successors and Assigns.

This Agreement shall be binding upon, enforceable against and inure to the benefit of, the parties hereto and their respective heirs, administrators, executors, personal representatives, successors and assigns, and nothing herein is intended to confer any right, remedy or benefit upon any other person. This Agreement may not be assigned by any party hereto except with the prior written consent of the other parties, which consent shall not be unreasonably withheld.

7.5   Governing Law.

This Agreement will be construed and enforced in accordance with and governed by the laws of the State of Delaware, without reference to principles of conflicts of law. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the State of Delaware in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of such proceeding in such jurisdictions. Each party hereby agrees that if another party to this Agreement obtains a judgment against it in such a proceeding, the party which obtained such judgment may enforce same by summary judgment in the courts of any country having jurisdiction over the party against whom such judgment was obtained, and each party hereby waives any defenses available to it under local law and agrees to the enforcement of such a judgment. Each party to this Agreement irrevocably consents to the service of process in any such proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address set forth herein. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law.

Exhibit 10(i)

7.6   Counterparts.

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.7   Construction.

Headings contained in this Agreement are for convenience only and shall not be used in the interpretation of this Agreement. References herein to articles, sections and the Disclosure Schedule are to the articles, sections and disclosures, respectively, of this Agreement. The Disclosure Schedule is hereby incorporated herein by reference and made a part of this Agreement. As used herein, the singular includes the plural, and the masculine, feminine and neuter gender each includes the others where the context so indicates. Any item that is disclosed in a representation or warranty or in the Disclosure Schedule shall be deemed disclosed for all purposes and for every representation and warranty.

7.8   Severability.

If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, this Agreement shall be interpreted and enforceable as if such provision were severed or limited, but only to the extent necessary to render such provision and this Agreement enforceable.

IN WITNESS WHEREOF each of the parties hereto has executed this Agreement as of the date first set forth above.

Bullet Environmental Technologies, Inc.

 /s/ Ross Wilmot
By: Ross Wilmot
President

ComCam International, Inc.

/s/ Don Gilbreath
By: Don Gilbreath
President

SELLERS:

/s/ Don Gilbreath
Don Gilbreath

/s/ Robert Betty
Robert Betty

/s/ Sanyo Semiconductor
Sanyo Semiconductor
By: _____
Position: _____

Exhibit 10(i)

/s/ Chong-Ching Hsiao
Chong-Ching Hsiao

/s/ Chin-Wen Kang
Chin-Wen Kang

/s/ Wei-Yin Chen
Wei-Yin Chen

/s/ Chen-Yung Hsiao
Chen-Yung Hsiao

/s/ Yu-Fong Tang
Yu-Fong Tang

/s/ Yu-Jen Hsu
Yu-Jen Hsu

/s/ Polestar Corporation
Polestar Corporation
By: _____
Position: _____

/s/ Fridolin Voegeli
Fridolin Voegeli

/s/ Kenshin Takehana
Kenshin Takehana

/s/ Sanyo Electric Trading Company
Sanyo Electric Trading Company
By: _____
Position: _____

/s/ Patrick K. DeGaray
Patrick K. DeGaray

/s/ James P. Stahl
James P. Stahl

/s/ Robert E. Gall
Robert E. Gall

/s/ Sean Worthington
Sean Worthington

/s/ Nick Largent
Nick Largent

Exhibit 10(i)

/s/ Dave McBride
Dave McBride

/s/ Louise Carroll
Louise Carroll

/s/ Jong C. Bae
Jong C. Bae

/s/ Yukiya Itoh
Yukiya Itoh

/s/ Davd Rosen
Davd Rosen

/s/ Takashi Tokuda
Takashi Tokuda

/s/ Patrick K. DeGaray
Patrick K. DeGaray

/s/ Steve Kreckman
Steve Kreckman

/s/ Carolyn Scheppner
Carolyn Scheppner

/s/ Al Duncan
Al Duncan

/s/ Richard McCabe
Richard McCabe

/s/ Rich Bauman
Rich Bauman

Exhibit 10(ii)(a)

SECURITIES PURCHASE AGREEMENT

Dated June 22, 2005

The parties to this agreement are ComCam International, Inc., a Delaware corporation (the "Company"), ComCam, Inc., a Delaware corporation (the "Parent"), and ACC Investors, LLC, a Delaware limited liability company (the "Purchaser").

Simultaneously with the execution and delivery of this agreement, (a) the Purchaser is lending the Company $1,100,000, and (b) the Company is issuing to the Purchaser (a) a convertible secured promissory note dated the date of this agreement in the principal amount of $1,100,000 in the form of exhibit A (the "Note") and (b) warrants to purchase shares of the Company's common stock, par value $.0001 (the "Common Shares"), in the forms of exhibits B-1 and B-2 ("Warrant B-1" and "Warrant B-2", respectively, and, collectively, the "Warrants").

Accordingly, the parties agree as follows:

Issuance and Sale; Closing; Deliveries.

1.1   Issuance and Sale; Closing. At the closing of the transactions contemplated by this agreement (the "Closing"), which is occurring simultaneously with the execution and delivery of this agreement at the offices of G.C. Andersen Partners, LLC, 1330 Avenue of the Americas, New York, New York 10019, at 10:00 a.m. (New York time) on the date of this agreement, the Company is issuing and selling, and the Purchaser is purchasing, the Note and the Warrants.

1.2   Deliveries by the Company. At the Closing, the Company is delivering, or causing to be delivered, to the Purchaser the following:

(a)   a fully executed copy of this agreement;

(b)   a fully executed copy of the Note;

(c)   fully executed copies of the Warrants;

(d)   a fully executed copy of the registration rights agreement dated the date of this agreement between the Company and the Purchaser in the form of exhibit 1.2(d) (the "Registration Rights Agreement");

(e)   a fully executed copy of a shareholders agreement dated the date of this agreement between Don Gilbreath and the Purchaser in the form of exhibit 1.2(e);

(f)   duplicate copies of non-competition and trade secrets agreements dated the date of this agreement between each individual listed in schedule 1.2(f) and the Company;

(g)   a duplicate copy of an employment agreement dated the date of this agreement between the Company and Don Gilbreath in the form of exhibit 1.2(g);

Exhibit 10(ii)(a)

(h)   the written opinion of special counsel for the Company in the form of exhibit 1.2(h);

(i)   copies of the resolutions of the boards of directors of the Company and the Parent authorizing the execution, delivery, and performance of this agreement, the Note, the Warrants, and the Registration Rights Agreement (collectively, the "Transaction Agreements"), together with a certificate of the secretary of each of the Company and the Parent to the effect that (i) attached are true and correct copies of the Company's or the Parent's, as the case may be, certificate of incorporation and bylaws, as in effect at all times on and after the adoption of the resolutions referred to above, (ii) those resolutions were duly adopted and have not been rescinded or amended, (iii) the individuals executing and delivering the Transaction Agreements hold the respective offices set forth beside their respective names, and (iv) the signatures of those officers set forth beside their respective names are their true signatures; and

(j)   certificates of the secretary of state of the state of Delaware as to documents on file in his office with respect to each of the Company and the Parent, and the good standing of each of the Company and the Parent.

1.3.   Deliveries by the Purchaser.   At the Closing, the Purchaser is delivering to the Company fully executed copies of this agreement and the Registration Rights Agreement, and is paying the Company, by wire transfer of immediately available funds, $1,100,000.

2.   Use of Proceeds. The Company shall use the proceeds from the issuance and sale of the Note and the Warrants (a) to pay G.C. Andersen Partners, LLC (or its designee) $50,000 as a closing fee, (b) to pay all principal and accrued interest on the note payable to Paul Higbee in the principal amount of $35,000, (c) to pay Edward W. Kerson, Esq. $40,000 in respect of his fees and expenses for services rendered to the Purchaser in connection with the transactions contemplated by this agreement, (d) to pay the other expenses incurred in connection with the transactions contemplated by this agreement set forth in schedule 2, and (d) for general working capital purposes.

3.   Representations and Warranties of the Company and the Parent. The Company and the Parent jointly and severally represent and warrant to the Purchaser as follows:

3.1   Existence; Qualification; Subsidiaries. Each of the Company and the Parent is a corporation validly existing and in good standing under the law of the state of Delaware, and has full corporate power and authority to conduct its business and own and operate its properties as now conducted, owned, and operated. The Company and the Parent have delivered to the Purchaser true, correct, and complete copies of the certificate of incorporation and by-laws of each of the Company and the Parent, in each case as amended through the date of this agreement. Each of the Company and the Parent is licensed or qualified as a foreign corporation and is in good standing in each jurisdiction where it is required to be so licensed or qualified, except where the failure to be so licensed or qualified would not materially and adversely affect it. The Company is the only subsidiary of the Parent, and the Company has no subsidiaries. The Parent owns all the outstanding capital stock of the Company, free and clear of any adverse claim, and no party has any right to acquire any such capital stock (or other equity interest). Neither the Company nor the Parent owns any capital stock or other securities of, or has made any other investment in, any other entity, except for the Parent's ownership of the capital stock of the Company.

Exhibit 10(ii)(a)

3.2   Authorization and Enforceability; Issuance of Common Shares

(a)   Each of the Company and the Parent has the full power and authority and has taken all required corporate and other action necessary to permit it to execute, deliver, and perform the Transaction Agreements to which it is a party, and none of those actions will violate any provision of its certificate of incorporation or by-laws or any applicable law, regulation, order, or judgment, or result in the breach of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, any agreement, instrument, or understanding to which it is a party or by which it is bound. Each Transaction Agreement constitutes a legal, valid, and binding obligation of the Company or the Parent, as the case may be, enforceable against the Company or the Parent, as the case may be, in accordance with its terms, except to the extent limited by applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws of general application related to the enforcement of creditor's rights generally and general principles of equity.

(b)   The Common Shares issuable upon conversion of the Note, in lieu of interest payable in United States dollars under the Note, upon exercise of the Warrants and pursuant to section 5.7 of this agreement have been duly reserved for issuance upon conversion of the Note, upon issuance in lieu of payment of interest in United States dollars under the Note, upon exercise of the Warrants, or upon issuance pursuant to section 5.7 of this agreement, as the case may be, and, when so issued, will be duly authorized, validly issued and outstanding, fully paid, and nonassessable.

(c)   No issuance or delivery of Common Shares referred to in section 3.2(b) is or will be subject to any preemptive right of any person or entity or to any right of first refusal or other similar right in favor of any person or entity.

3.3   Capitalization. As of the date of this agreement, the authorized capital stock of the Company is comprised of 100,000,000 Common Shares and 2,000,000 shares of preferred stock, $.0001 par value (the "Preferred Shares"). As of the date of this agreement, 5,770,980 Common Shares are outstanding, and no Preferred Shares are outstanding. The Parent is the only record or beneficial owner (as determined in accordance with the rules under section 13(d) of the Securities and Exchange Act of 1934 (the "Exchange Act")) of Common Shares immediately before the transactions contemplated by this agreement. All the Company's outstanding Common Shares are validly issued, fully paid, and nonassessable and have been issued in compliance with all applicable laws. Except as set forth in schedule 3.3, neither the Company nor the Parent has granted or issued any options, convertible securities, warrants, phantom stock, stock appreciation rights, preemptive rights, rights of first offer, rights of first refusal, antidilution rights, registration rights, or commitments of any kind relating to any issued or unissued shares of capital stock (or other equity interests) of the Company that are outstanding or in effect, other than as provided in the Transaction Agreements.

3.4   Private Sale; Voting Agreements. Subject to the accuracy of the Purchaser's representations and warranties in this agreement, neither the offer, nor the sale, nor the issuance of any securities pursuant to any of the Transaction Agreements requires or will require registration under the Securities Act of 1933 (the "Securities Act") or any state securities laws.

Exhibit 10(ii)(a)

3.5   Disclosure.   The Parent's Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2004 filed with the Securities Exchange Commission (the "SEC") on or about May 19, 2005, the Parent's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2005 filed with the SEC on or about May 23, 2005, and the Parent's Offering Circular under Regulation E under the Securities Act filed with the SEC on or about January 10, 2005 (the "Offering Circular") (collectively, the "SEC Filings") comply with all applicable requirements of the Exchange Act and the Securities Act in all material respects, do not contain any untrue statement of a material fact, and do not omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.   Attached as schedule 3.5 are the financial statements of the Company as of the dates and for the periods indicated in schedule 3.5. The financial statements (together with the notes to the financial statements) included in the SEC Filings and the liability sections of the balance sheets included in schedule 3.5 (the financial statements included in the SEC Filings and the liability sections of such balance sheets, collectively, the "Financial Statements") are in accordance with the books and records of the Parent and the Company. The Financial Statements included in the SEC Filings fairly present the consolidated financial condition and consolidated results of operations of the Parent and the Company as of the dates and for the periods indicated, in accordance with generally accepted accounting principles consistently applied. The liability sections of the balance sheets included in schedule 3.5 set forth the liabilities of the Company as of the dates indicated, in accordance with generally accepted accounting principles consistently applied.   Any projections included in the Disclosure Materials are based on the reasonable expectations of the Company's management.

3.6   Absence of Certain Changes

(a)   Except as set forth in schedule 3.6, since March 31, 2005, the Company has not:

(i)   incurred any liabilities, other than current liabilities incurred, or obligations under contracts entered into, in the ordinary course of business and consistent with past practice;

(ii)   paid, discharged, or satisfied any claim, lien, or liability, other than any claim, lien, or liability (A) reflected or reserved against on the Company's balance sheet as of March 31, 2005 included in the Financial Statements (the "Current Balance Sheet") and paid, discharged, or satisfied in the ordinary course of business and consistent with past practice since the date of the Current Balance Sheet, or (B) incurred and paid, discharged, or satisfied since the date of the Current Balance Sheet in the ordinary course of business and consistent with past practice;

(iii)   sold, leased, assigned, or otherwise transferred any of its assets or services, tangible or intangible (other than sales in the ordinary course of business and consistent with past practice);

(iv)   permitted any of its assets, tangible or intangible, to become subject to any lien, security interest, or other charge or encumbrance (other than any Permitted Lien);

(v)   written off as uncollectible any accounts receivable;

(vi)   terminated or amended, or suffered the termination or amendment of, other than in the ordinary course of business and consistent with past practice, or failed to perform in all material respects, all its obligations, or suffered or permitted any material default to exist under, any material agreement, license, or permit;

(vii)   suffered any damage, destruction, or loss of tangible property (whether or not covered by insurance) that, in the aggregate, exceeds $1,000;

Exhibit 10(ii)(a)

(viii)   made any loan to any person or entity (other than advances to employees in the ordinary course of business and consistent with past practice that do not exceed $5,000 in the aggregate);

(ix)   canceled, waived, or released any debt, claim, or right in an amount or having a value exceeding $1,000;

(x)   paid any amount to, or entered into any agreement, arrangement, or transaction with, any affiliate (including its officers, directors, and employees), other than payments of salary and benefits to employees in the ordinary course of business and consistent with past practice;

(xi)   declared, set aside, or paid any dividend or distribution with respect to its capital stock, redeemed, purchased, or otherwise acquired any of its capital stock, or made, or agreed to make, any other payment of any kind to the Parent;

(xii)   other than in the ordinary course of business and consistent with past practice, granted any increase in the compensation of any officer or employee or made any other change in employment terms of any officer or employee;

(xiii)   issued or agreed to issue any securities of any kind, whether or not pursuant to agreements or rights existing on or before December 31, 2004, except pursuant to the Transaction Agreements;

(xiv)   made any change in accounting or cash management practices;

(xv)   suffered or caused any other occurrence, event, or transaction outside the ordinary course of business; or

(xvi)   agreed, in writing or otherwise, to any of the foregoing.

(b)   Since the date of the Current Balance Sheet, there has been no material adverse change in the Company or its business, excluding operating losses of not more than $20,000 through the date of this agreement.

(c)   Since the date of the Current Balance Sheet Date, the Parent has not engaged in any business activities, except for the ownership of the Common Shares and financing and administrative activities.

3.7   Litigation. Except as set forth in the SEC Filings, as of the date of this agreement, no claim, suit, proceeding, or investigation is pending or, to the knowledge of the Company and the Parent, threatened against or affecting the Company or the Parent, or, to the knowledge of the Company and the Parent, is pending or threatened against any officer or director of the Company or the Parent.

3.8   Licenses, Compliance with Law, Other Agreements. Each of the Company and the Parent has all material franchises, permits, licenses, and other rights to allow it to conduct its business and is not in violation, in any material respect, of any order or decree of any court, or of any law, order, or regulation of any Governmental Agency, or of the provisions of any material contract or agreement to which it is a party or by which it is bound, and neither the Transaction Agreements nor the transactions contemplated by the Transaction Agreements will result in any such violation. The Company's and the Parent's businesses have been conducted in compliance in all material respects with all applicable laws, rules, and regulations (including, without limitation, all applicable securities laws).

Exhibit 10(ii)(a)

3.9   Third-Party Approvals. Neither the Company nor the Parent is required to obtain any order, consent, approval, or authorization of, or to make any declaration or filing with, any Governmental Agency or other third party (including under any state securities or "blue sky" laws) in connection with the execution, delivery, and performance of the Transaction Agreements.

3.10   No Undisclosed Liabilities.   Neither the Company nor the Parent has any liabilities or obligations, whether actual or contingent, except (a) as disclosed in schedule 3.10 or on the face of the Financial Statements, (b) those set forth in or referred to as such in a schedule to this agreement, (c) those incurred in the ordinary course of business and consistent with past practice since the date of the Current Balance Sheet and that will not have a material adverse effect on the Company or the Parent, or (d) those under agreements, written or oral, set forth in a schedule to this agreement or not required to be set forth in a schedule to this agreement

3.11   Tangible Assets. The Company owns or leases all tangible assets used or reasonably necessary in connection with the conduct of its business. All material tangible assets owned or leased by the Company are free from any liens, security interests, or other charges or encumbrances (other than Permitted Liens), except as set forth in schedule 3.11, and are free from any material defects, have been maintained in accordance with normal industry practice and any regulatory standard or procedure to which such assets are subject, are in good operating condition and repair (subject to normal wear and tear), and are suitable for the purposes for which such assets are used or proposed to be used, other than liens, security interests, other charges and encumbrances, defects, and wear and tear that, in the aggregate, could not be expected to have a material adverse effect on the Company.

3.12   Real Estate. The Company does not own any real estate.

3.13   Intellectual Property.

(a)   Schedule 3.13(a) sets forth a true, complete, and correct list of all the following that are owned by the Company or used by the Company in the conduct of its business (excluding any Intellectual Property that is commercially available "off-the-shelf"):

(i)   patented or registered Intellectual Property and pending patent applications or other applications for registration of Intellectual Property;

(ii)   unregistered trademarks, unregistered service marks, trade names, corporate names, and Internet domain names;

(iii)   material unregistered copyrights; and

(iv)   computer software.

(b)   Except as set forth in schedule 3.13(b):

(i)   the Company owns and possesses all right, title, and interest in and to all the Intellectual Property set forth in schedule 3.13(a) and owns and possesses all right, title, and interest in and to, or has a valid and enforceable license to, all other Intellectual Property necessary for the operation of the Company's business as presently conducted and as presently proposed to be conducted (all the Intellectual Property referred to in this section 3.13(b)(i), collectively, the "Company Intellectual Property");

Exhibit 10(ii)(a)

(ii)   the Company Intellectual Property is not subject to any liens, security interests, or other charges or encumbrances (other than Permitted Liens), and is not subject to any restrictions or limitations regarding use or disclosure;

(iii)   to the knowledge of the Company and the Parent, the Company has not infringed, misappropriated, or otherwise conflicted with, and the operation of the Company's business as currently conducted, or as currently proposed to be conducted, will not infringe, misappropriate, or otherwise conflict with, any Intellectual Property of any third party; neither the Company nor the Parent is aware of any facts that indicate a likelihood of any of the foregoing, and neither the Company nor the Parent has received any notices regarding any of the foregoing;

(iv)   the Company has entered into confidentiality agreements in substantially the form of schedule 3.13(b)(iv) with each employee and consultant who has access to confidential or proprietary information, and has taken all other action customary and appropriate for a company of its size and stage of development to maintain and protect all the Company Intellectual Property;

(v)   the Company does not license any Intellectual Property from any third parties (other than commercially available off-the-shelf software); and

(vi)   the Company has not agreed to indemnify any third party for or against any interference, infringement, misappropriation, or other conflict with respect to any Intellectual Property (other than indemnification agreements entered into in the ordinary course of business with respect to off-the-shelf software).

3.14   Employees. Since the date of the Current Balance Sheet, no key employee, and no group of employees as a group, has terminated, or, to the knowledge of the Company and the Parent, plans to terminate, employment with the Company. The Company is not bound by any collective bargaining agreement, nor has the Company experienced any strike, material grievance, material claim of unfair labor practice, or other collective bargaining dispute. To the knowledge of the Company and the Parent, there is no organizational effort being made or threatened by or on behalf of any labor union with respect to the Company's employees. The Company has not committed any unfair labor practice or violated any federal, state, or local law or regulation regulating employers or the terms and conditions of its employees' employment.

3.15   Employee Benefits. Except for plans and programs referred to in schedule 3.15, the Company does not maintain and has never maintained any employee pension benefit plans (as defined in section 3(2) of ERISA), employee welfare benefit plans (as defined in section 3(1) of ERISA), or fringe benefit plans or programs. The Company does not have any liability under Title IV of ERISA.

3.16   Environment, Health and Safety. The Company and its predecessors have complied in all material respects with all environmental, health, and safety laws applicable to their business.

3.17   Transactions With Affiliates. Except as set forth in schedule 3.17, the Company is not a party to any agreement, arrangement, or understanding with the Parent or with any officer, director, or affiliate of the Company or the Parent. Except as set forth in schedule 3.17, the Company has never recognized any revenue arising out of any transaction with the Parent or with any officer, director, or affiliate of the Company or the Parent. Except as set forth in schedule 3.17, the Company does not use any assets owned by the Parent or any officer, director, or affiliate of the Company or the Parent, and neither the Parent nor any officer, director, or affiliate of the Company or the Parent has furnished any goods or services to the Company, except for administrative services.

Exhibit 10(ii)(a)

3.18 **Taxes.** Except as set forth in schedule 3.18:

(a)	Each of the Company and the Parent has filed all Tax Returns it was required to file, and has paid all Taxes shown on those Tax Returns as owing.

(b)	Neither the Company nor the Parent (i) has been a member of an affiliated group filing a consolidated federal Tax Return (other than a group the parent of which was the Company or the Parent) or (ii) has any liability for the Taxes of any person or entity (other than itself (under Treasury Regulation §1.1502-6 or any similar provision of state, local, or foreign law)), as a transferee or successor, by contract, or otherwise.

(c)	Each of the Company and the Parent has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d)	There is no dispute or claim concerning any Tax liability of the Company or the Parent either (i) claimed or raised by any authority in writing or (ii) as to which any of the directors or officers (and employees responsible for Tax matters) of the Company or the Parent has knowledge based upon personal contact with any agent of such authority.

3.19 **Certain Fees.** Other than fees and expenses due and payable pursuant to section 9.4 or referred to in schedule 2, no fees or commissions will be payable by the Company or the Parent to any broker, financial advisor, finder, investment banker, bank, or other person or entity with respect to the transactions contemplated by this agreement.

3.20 **Solicitation Materials.** Since September 30, 2004, neither the Company nor the Parent has (a) distributed any offering materials in connection with the offering and sale of any securities, other than the Offering Circular and the disclosure materials delivered to the Purchaser (the "Disclosure Materials"), or (b) solicited any offer to buy or sell any securities by means of any form of general solicitation or advertising. Schedule 3.20 includes a list of each purchaser of securities of the Parent since March 31, 2003, the amount of securities purchased by each, the price paid for such securities, and the date of each such transaction.

3.21 **Insurance.** Neither the Company nor the Parent is in default with respect to its obligations under any insurance policy maintained by it, and neither the Company nor the Parent has been denied insurance coverage. Schedule 3.21 is a complete and accurate list of all the Company's and the Parent's insurance policies, and accurately summarizes the risks insured against, and the amounts of coverage and deductibles, under each such policy.

3.22 **Contracts and Commitments.**

(a)	Other than the Transaction Agreements or as set forth in schedule 3.22, neither the Company nor the Parent is a party to or bound by any of the following agreements, whether such agreements are written or oral:

	(i)	contract for the employment of any officer, individual employee, or other person on a full-time or consulting basis or any severance agreements, other than at the will of the employer;

Exhibit 10(ii)(a)

(ii)   promissory note, agreement, or promise to pay, or indenture relating to the borrowing of money or to mortgaging, pledging, or otherwise placing a lien, security interest, or other charge or encumbrance on, any of its assets, other than Permitted Liens;

(iii)   agreements with respect to the lending or investing of funds, other than agreements entered into in the ordinary course of business and consistent with past practice regarding cash management;

(iv)   license or royalty agreements, other than off-the-shelf software and agreements with customers in the ordinary course of business and consistent with past practice;

(v)   guaranty of indebtedness or liability of any other person or entity;

(vi)   lease or agreement under which it is lessee of, or holds or operates, any property, real or persona, owned by any other party that involves annual payments of more than $5,000 ;

(vii)   lease or agreement under which it is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by it;

(viii)   contract or group of related contracts with the same party for the purchase by it of supplies, products, or other personal property or for the furnishing or receipt of services that involves a sum in excess of $5,000;

(ix)   contract that prohibits or purports to prohibit it or any of its affiliates from freely engaging in business anywhere in the world;

(x)   contract relating to the distribution, marketing, or sale of its products or services, other than in the ordinary course of business and consistent with past practice;

(xi)   warranty agreement with respect to products or services sold or licensed, other than in the ordinary course of business and consistent with past practice;

(xii)   franchise agreement and license agreement, other than in the ordinary course of business and consistent with past practice;

(xiii)   agreement, contract, or understanding, or series of related agreements, contracts, or understandings, pursuant to which it engages independent contractors and involves a sum in excess of $5,000;

(xiv)   agreement to register securities under the Securities Act; or

(xiv)   other agreement material to it, whether or not entered into in the ordinary course of business and consistent with past practice.

(b)   Except as set forth in schedule 3.22, neither the Company nor the Parent has breached, and does not have any knowledge of any material breach or anticipated material breach by any other party to, any agreement set forth in schedule 3.22.

Exhibit 10(ii)(a)

(c)   The Purchaser has been provided with a true and correct copy of all written agreements referred to in schedule 3.22, together with all amendments, waivers, or other changes to those agreements. Schedule 3.22 contains an accurate and complete description of all material terms of all oral contracts and agreements referred to in that schedule.

4.   Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Company as follows:

4.1   Authorization and Enforceability. The Purchaser has taken all action necessary to permit it to execute, deliver, and perform the Transaction Agreements to be executed by it.   The Transaction Agreements to which the Purchaser is a party, when duly executed and delivered by the Purchaser, will constitute a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent limited by applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws of general application related to the enforcement of creditor's rights generally and general principles of equity.

4.2   Governmental Approvals. The Purchaser is not required to obtain any order, consent, approval, or authorization of, or to make any declaration or filing with, any Governmental Agency in connection with the execution and delivery of the Transaction Agreements or the consummation of the transactions contemplated by the Transaction Agreements, except for such order, consent, approval, authorization, declaration, or filing that has been or will be obtained or made.

4.3   Investment Intent of Purchaser. The Purchaser will be acquiring the Note, the Warrants, and any Common Shares issuable upon conversion of the Note, exercise of the Warrants, or pursuant to section 5.7 for its own account, with no present intention of selling or otherwise distributing any such securities in violation of the Securities Act.

4.4   Status of Securities. The Purchaser understands that the Note, the Warrants, and any Common Shares issuable upon conversion of the Note, exercise of the Warrants, or pursuant to section 5.7 have not been and will not be registered under the Securities Act or under any state securities laws and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering.

5.   Covenants of the Company

5.1   Distribution.   As promptly as practicable, but in no event later than June 30, 2006, the Parent shall distribute to its shareholders as a dividend all the Common Shares then outstanding (the "Distribution").

5.2   Affirmative Covenants Prior to the Distribution. Prior to the consummation of the Distribution, each of the Company and the Parent shall:

(a)   maintain its books, accounts, and records in accordance with past custom and practice as used in the preparation of the Financial Statements, except to the extent permitted or required by United States generally accepted accounting principles;

(b)   keep all its properties of an insurable nature insured with reputable insurers against loss or damage to the extent that property of similar character is usually so insured by companies similarly situated and owning like properties;

Exhibit 10(ii)(a)

(c)   comply with all material legal requirements and material contractual obligations applicable to its operations and business and pay all applicable Taxes as they become due and payable;

(d)   maintain all material Company Intellectual Property necessary to the conduct of its business and own or have a valid license to use all right, title, and interest in and to such material Company Intellectual Property;

(e)   comply with its certificate of incorporation and by-laws, as in effect from time to time; and

(f)   use its best efforts to obtain and maintain not less than $1,000,000 of insurance, with a reputable insurance company approved by the Purchaser, on the life of Don Gilbreath, with the Purchaser named as the sole beneficiary.

5.3   Negative Covenants Prior to the Distribution. Prior to the consummation of the Distribution, neither the Company nor the Parent shall:

(a)   amend its certificate of incorporation or bylaws, or, except for issuances of shares of common stock of the Parent upon conversion of the convertible debentures referred to in schedule 3.3, issue any equity or other securities;

(b)   create, incur, assume, or suffer to exist, or otherwise directly or indirectly guaranty or otherwise become liable for, indebtedness for borrowed money, or grant a security interest in any of its assets to secure any indebtedness, or make any expenditure (whether or not capitalized) that has not been provided for in the budget set forth in schedule 5.3(b);

(c)   directly or indirectly make any distributions upon, or repurchase or redeem, any equity or other securities;

(d)   acquire any interest in any other business (whether by a purchase of assets, purchase of securities, merger, or otherwise), enter into any joint venture, or make investments in any business, or create a subsidiary;

(e)   merge or consolidate with any entity;

(f)   sell, lease, assign, or otherwise transfer any of its assets or services, tangible or intangible (other than in the ordinary course of business and consistent with past practice);

(g)   enter into any agreement, or engage in any transaction, with any affiliate of the Company or the Parent, or employ or engage any affiliate of the Company (other than the employment of Don Gilbreath on the terms on which he currently is employed);

(h)   conduct any business other than (i) in the case of the Company, the business of developing and providing remote video control products, solutions, and services, and engaging in activities incidental to the foregoing (the "Business"), and (ii) in the case of the Parent, owning the Common Shares, and engaging in activities incidental to such ownership; or

(i)   commit to do any of the foregoing.

Exhibit 10(ii)(a)

5.4   Affirmative Covenants After the Distribution.   After the Distribution and as long as the Note is outstanding or the Purchaser, its members, and their affiliates and associates own beneficially 5% or more of the outstanding Common Shares, the Company shall, and, in the case of clauses (a), (c), (d), (e), and (f), shall cause each of its subsidiaries to:

(a)   maintain its books, accounts, and records in accordance with the 1934 Act and the rules under the Exchange Act;

(b)   have a board of directors (i) the composition of which is in accordance with the rules therefor applicable to companies listed on the NASDAQ National Market System (the "NMS"), and (ii) that maintains an audit committee and a compensation committee the composition of each of which is in accordance with the rules therefore applicable to companies listed on the NMS;

(c)   keep all its properties of an insurable nature insured with reputable insurers against loss or damage to the extent that property of similar character is usually so insured by companies similarly situated and owning like properties;

(d)   comply with all material legal requirements and material contractual obligations applicable to its operations and business and pay all applicable Taxes as they become due and payable;

(e)   maintain all material Company Intellectual Property necessary to the conduct of its business and own or have a valid license to use all right, title, and interest in and to such material Company Intellectual Property;

(f)   comply with its certificate of incorporation and by-laws, as in effect from time to time; and

(g)   as long as Don Gilbreath is an employee of the Company, use its best efforts to obtain and maintain not less than $1,000,000 of insurance, with a reputable insurance company approved by the Purchaser, on the life of Don Gilbreath, with the Purchaser named as the sole beneficiary as long as the Purchaser owns beneficially 15% or more of the outstanding Common Shares.

5.5   Negative Covenants After the Distribution.   After the Distribution and as long as the Note is outstanding or the Purchaser, its members, and their affiliates and associates own beneficially 15% or more of the outstanding Common Shares, without the prior approval of (i) the audit committee of the Company's board of directors and (ii) prior to the consummation of a Qualified Financing (as defined in section 9.1), the Purchaser, the Company shall not, and shall not permit any of its subsidiaries to:

(a)   amend the Company's certificate of incorporation or bylaws;

(b)   issue any securities;

(c)   create, incur, assume, or suffer to exist, or otherwise directly or indirectly guaranty or otherwise become liable for, indebtedness for borrowed money;

(d)   grant a security interest in any of the Company's or its subsidiaries' assets to secure any indebtedness for borrowed money (other than purchase money security interests granted in the ordinary course of business and consistent with past practice), or make any expenditure (whether or not capitalized) that has not been included in a budget approved by (i) the audit committee of the Company's board of directors and (ii) prior to the consummation of a Qualified Financing, the Purchaser;

Exhibit 10(ii)(a)

(e)   directly or indirectly make any distributions upon, or repurchase or redeem, any shares of capital stock or other equity interests in the Company;

(f)   acquire any interest in any other business (whether by a purchase of assets, purchase of securities, merger, or otherwise), enter into any joint venture, or make investments in any business, or create a subsidiary;

(g)   merge or consolidate with any entity;

(h)   sell, lease, assign, or otherwise transfer any of its assets or services, tangible or intangible (other than in the ordinary course of business and consistent with past practice);

(i)   enter into any transaction with, or make any payment to, any officer, director, or affiliate of the Company (other than compensatory arrangements approved by the compensation committee of the Company's board of directors);

(j)   conduct any business other than the Business; or

(k)   commit to do any of the foregoing.

5.6   Reservation of Common Shares. The Company shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of issuance upon conversion of the Note, exercise of the Warrants, and issuances pursuant to section 5.7, such number of Common Shares as are issuable upon conversion of the Note, exercise of the Warrants, and pursuant to section 5.7. All Common Shares so issuable shall, when issued, be duly and validly issued, fully paid, and nonassessable and free from all Taxes, liens, security interests, and other charges and encumbrances, other than restrictions under applicable state and federal securities laws. The Company shall take all such actions as may be necessary to assure that all such Common Shares may be so issued without violation of any applicable law or governmental regulation.

5.7   Additional Issuance.   If, at any time either Warrant is outstanding (before or during the period it is exercisable), the exercise price of either Warrant shall have been reduced pursuant to section 9 of either Warrant (but excluding sections 9(c) and 9(d)), the Company shall, immediately after such adjustment to the exercise price, issue to the Purchaser, for no additional consideration, a number of additional Common Shares calculated so that:

(a)   the sum of the number of Common Shares issued upon conversion of the Note and that are then beneficially owned by the Purchaser, its members, and their affiliates and associates, plus

(b)   the number of Common Shares required to be issued pursuant to this section 5.7, equals

(c)   the product of:

> (i)   the number of Common Shares issued upon conversion of the Note and that are then beneficially owned by the Purchaser, its members, and their affiliates and associates, and

> (ii)   a fraction determined by dividing (A) the exercise price of the respective Warrant on the date of the Closing, by (B) the exercise price immediately prior to the issuance pursuant to this section 5.7.

Exhibit 10(ii)(a)

For purposes of determining the number of Common Shares issued upon conversion of the Note and that are beneficially owned at a particular time by the Purchaser, its members, or their affiliates or associates, if, from time to time, the Purchaser, its members, or their affiliates or associates sell or otherwise dispose of any Common Shares (whether or not issued upon conversion of the Note), they shall be deemed to have sold the Common Shares in the order in which they acquired them.

5.8   Information Rights and Annual Audit.

(a)   As long as the Note is outstanding or the Purchaser, its members, and their affiliates and associates own beneficially 5% or more of the outstanding Common Shares, the Purchaser shall be entitled to (i) receive, within 90 days of the Company's financial year end, audited annual financial statements (audited by a regionally recognized accounting firm reasonably acceptable to the Purchaser, or by a nationally recognized accounting firm), and receive within 45 days of the end of each fiscal quarter, unaudited quarterly financial statements, (ii) receive all information made available to shareholders of the Company at the same time such materials are distributed to the shareholders, (iii) meet on a quarterly basis with members of senior management, (iv) receive copies of management reports, and (v) have reasonable access to the Company's outside auditors.

(b)   As long as the Note is outstanding or the Purchaser, its members, and their affiliates and associates own beneficially 15% or more of the outstanding Common Shares, (i) no later than 30 days prior to the beginning of each fiscal year, the Company shall furnish the Purchaser a preliminary annual budget and operating plan prepared on a monthly basis for the Company for such fiscal year (displaying anticipated statements of income and cash flows and balance sheets) and preliminarily approved by the audit committee of the Company's board of directors, (ii) no later than 30 days after the beginning of each fiscal year, the Company shall furnish the Purchaser a definitive annual budget and operating plan prepared on a monthly basis for the Company for such fiscal year (displaying anticipated statements of income and cash flows and balance sheets) and approved by the audit committee of the Company's board of directors, (iii) promptly after they are prepared, revisions of the Company's definitive budget approved by the audit committee of the Company's board of directors, and (iv) within 30 days after any monthly period in which there is a material adverse deviation from the annual budget, a certificate of the Company's chief financial officer explaining the deviation and what actions the Company has taken and proposes to take with respect to the deviation. The Company shall notify the Purchaser at least 10 business days prior to making any expenditure not contemplated by the applicable annual budget (including the budget included in schedule 5.3(b)).

(c)Each of the financial statements referred to in sections 5.8(a) and 5.8(b) shall be prepared in accordance with generally accepted accounting principles consistently applied, as of the dates and for the periods stated therein, subject, in the case of the unaudited financial statements, to changes resulting from normal year-end adjustments, and shall be accompanied by a certificate of the Company (a "Section 5.8(c) Certificate"), executed by an executive officer of the Company, representing and warranting to the Purchaser that such financial statements comply with this section 5.8(c).

5.9   Preemptive Rights.   The Company shall not issue any securities in any one offering or a series of related offerings, except in accordance with the following procedures:

Exhibit 10(ii)(a)

(a)   The Company shall deliver to the Purchaser a written notice (an "Offer Notice"), which shall (i) state the Company's intention to issue securities to one or more persons or entities, the amount and type of securities to be issued (the "Issuance Stock"), the purchase price therefor, and a summary of the other material terms of the proposed issuance, and (ii) offer the Purchaser the option to acquire all or any part of its Preemptive Percentage (as defined in section 9.1) of the Issuance Stock (the "Offer"). The Offer shall remain open and irrevocable for the periods set forth below (and, to the extent the Offer is accepted during such periods, until the consummation of the issuance contemplated by the Offer). The Purchaser shall have the right and option, for a period of 20 business days after delivery of the Offer Notice (the "Acceptance Period"), to accept all or any part of its Preemptive Percentage of the Issuance Stock at the purchase price and on the terms stated in the Offer Notice. Such acceptance shall be made by delivering a written notice (the "Acceptance Notice") to the Company by the Purchaser within the Acceptance Period specifying the number of shares of the Issuance Stock the Purchaser will purchase (the "Accepted Shares").

(b)   If effective acceptance shall not be received pursuant to section 5.9(a) with respect to the Issuance Stock offered for sale pursuant to the Offer Notice, the Company may issue all or any portion of such Issuance Stock so offered for sale and not so accepted, at the same price, and on terms not more favorable to the purchaser thereof than the terms stated in the Offer Notice, at any time within 120 days after the expiration of the Acceptance Period (the "Issuance Period"). In the event all the Issuance Stock is not so issued by the Company during the Issuance Period, the right of the Company to issue such unsold Issuance Stock shall expire and the obligations of the Company under this section 5.9 shall be reinstated and such securities shall not be offered unless first re-offered to the Purchaser in accordance with sections 5.9(a) and 5.9(b).

(c)   All issuances of Issuance Stock to the Purchaser subject to any Offer Notice shall be consummated on a business day specified by notice given by the Purchaser to the Company during the Acceptance Period, which shall be prior to the expiration of the Issuance Period, or at such other time and place as the Company and the Purchaser may agree. The delivery of certificates or other instruments evidencing such Issuance Stock shall be made by the Company on such date against payment of the purchase price for such Issuance Stock.

(d)   The requirements of section 5.9(a) shall not apply to any grant, issue or sale by the Company of securities issued in connection with any stock split or stock dividend, any employee stock option plan (other than one in which Don Gilbreath is entitled to participate), or pursuant to the Transaction Agreements.

5.10   Confidentiality, Non-Competition, Non-Solicitation, and Investment   Opportunities of the Parent

(a)   The Parent shall, and shall cause its controlled affiliates to, hold in strict confidence and not to use for its or their own benefit or disclose to any person or entity, any confidential information, trade secrets, or any other secret or confidential matter relating to the operations, financial affairs, personnel, products, sales, business or other matters relating to the Company; provided, however, that the term "confidential information" does not include information that is or becomes generally available other than as a result of a breach of this section 5.10.

(b)   Prior to the tenth anniversary of this agreement, the Parent shall not, and shall not permit any of its controlled affiliates to, directly or indirectly, (i) engage in or (ii) own, manage, operate, finance, join, or control, or participate in the ownership, management, operation, finance, or control of, any business engaged in, or that proposes to engage in, the Business.

Exhibit 10(ii)(a)

(c)   Prior to the tenth anniversary of this agreement, the Parent shall not, and shall not permit any of its controlled affiliates to, directly or indirectly, solicit for employment any management employee employed by the Company, other than any management employee that has been terminated by the Company prior to such solicitation.

(d)   Prior to the tenth anniversary of this agreement, the Parent shall from time to time notify the Company of all investments it intends to make in other companies, and shall use commercially reasonable efforts to furnish the Company all relevant information in its possession with respect to each such intended investment. Not later than 30 days after the Company receives any such notice and all the related information referred to in the preceding sentence, the Company may, but shall not be required to, notify the Parent that it wishes to consider making such investment, and, if it so notifies the Parent, the Parent shall refrain from taking any further action with respect to such investment until the earlier of 180 days after the Company so notifies the Parent and the date on which the Company notifies the Parent it no longer wishes to consider making such investment. The Company shall, as promptly as practicable, notify the Parent, if it determines that it no longer wishes to consider making such investment.

6.   Grant of Security Interest by the Company.   As security for the performance by the Company of all its obligations to the Purchaser under the Note, the Company hereby grants to the Purchaser a continuing security interest in favor of the Purchaser in all present and future accounts receivable of the Company and all present and future Company Intellectual Property (and all proceeds of those accounts receivable and Company Intellectual Property) (collectively, the "Collateral"). The Company shall take such action and execute and deliver such documents from time to time as the Purchaser may reasonably request to evidence and perfect the Purchaser's security interest, including, but not limited to, execution, delivery, and filing of financing statements. Upon the occurrence, and during the continuance, of an Event of Default (as defined in the Note), the Purchaser may proceed to enforce the security interest granted under this section 6 by all legal and equitable remedies available to it, and shall have all the rights of a secured party under the Uniform Commercial Code of the State of New York. Twenty days' notice of any disposition of the Collateral shall be deemed reasonable. The Company hereby appoints the Purchaser as its agent and attorney-in-fact to execute any documents or take any other action in connection with the enforcement by the Purchaser of any remedy pursuant to this agreement.

7.   Guaranty by the Parent; Grant of Security Interest by the Parent

7.1   Guaranty.   The Parent, for value received and to induce the Purchaser to enter into the Transaction Agreements, guarantees to the Purchaser the full and faithful payment and performance by the Company of each and every liability and obligation of the Company under the Transaction Agreements, including, without limitation, all liabilities and obligations under the Note. If the Company breaches any of its agreements in any of the Transaction Agreements, including any default in any obligation under the Note, the Purchaser may proceed directly against the Parent or the Company or against both in the same lawsuit without first proceeding against the Company.

Exhibit 10(ii)(a)

7.2   Grant of Security Interest by the Parent.   As security for the performance by the Parent of all its obligations to the Purchaser under this agreement, including section 7.1, the Parent hereby grants to the Purchaser a continuing security interest in favor of the Purchaser in all the outstanding Common Shares (and all proceeds of the Common Shares) (collectively, the "Collateral Shares"), which security interest shall terminate automatically upon the performance of all obligations under section 5.1. The Parent shall take such action and execute and deliver such documents from time to time as the Purchaser may reasonably request to evidence and perfect the Purchaser's security interest, including, but not limited to, delivering the Collateral Shares to the Purchaser. If the Parent defaults in any of its obligations under section 7.1, the Purchaser may proceed to enforce the security interest granted under this section 7.2 by all legal and equitable remedies available to it, and shall have all the rights of a secured party under the Uniform Commercial Code of the State of New York. Twenty days' notice of any disposition of the Collateral Shares shall be deemed reasonable. The Parent hereby appoints the Purchaser as its agent and attorney-in-fact to execute any documents or take any other action in connection with the enforcement by the Purchaser of any remedy pursuant to this section 7.2.

8.   Survival and Indemnification

8.1   Survival. The representations and warranties of the parties shall survive the execution and delivery of this agreement and the consummation of the transactions contemplated by this agreement, regardless of any investigation made by the Purchaser or on its behalf.

8.2   Indemnification. The Company and the Parent shall jointly and severally indemnify and hold harmless the Purchaser, its members, and their affiliates, officers, directors, employees, and agents (including, without limitation, those retained in connection with the transactions contemplated by this agreement) (collectively, the "Indemnitees") from and against all losses, liabilities, damages, and expenses (including attorneys' fees and expenses) (the "Indemnified Liabilities") as a result of, or arising out of, or relating to any breach of warranty or agreement, or misrepresentation, by the Company or the Parent under any Transaction Agreement. The Company and the Parent shall jointly and severally reimburse the Indemnitees for the Indemnified Liabilities as such Indemnified Liabilities are incurred. To the extent that the foregoing undertaking by the Company and the Parent may be unenforceable for any reason, the Company and the Parent shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities permissible under applicable law.

8.3   Notice and Defense of Claims. Any person or entity entitled to indemnification pursuant to this section 8 shall give notice to the Company and the Parent promptly after that person or entity has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Company and the Parent to assume the defense of any such claim with counsel acceptable to the Purchaser; provided, that any such person or entity may participate in such defense at its expense, and, in the event neither the Company nor the Parent is financially capable of assuming the defense of the claim or fails promptly to assume the dense of the claim with counsel acceptable to the Purchaser, such person or entity may assume the defense of such claim. The Company and the Parent, in the defense of any such claim, shall not, except with the consent of any person or entity entitled to indemnification under this section 8, consent to entry of any judgment or entry into any settlement that does not include as an unconditional term the giving by the claimant or plaintiff to the Indemnitee of a release from all liability with respect to such claim. Each Indemnitee shall furnish such information regarding itself or the claim in question as the Company or the Parent may reasonably request in writing and as shall be reasonably required in connection with defense of such claim.

Exhibit 10(ii)(a)

9.   General

9.1   Definitions.   For purposes of this agreement, the following terms have the indicated meanings:
"Affiliate" of a person or entity means any other person or entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with that person or entity.

"Associate" of a person or entity has the meaning set forth in Rule 12b-2 under the 1934 Act.

"Beneficially own" has the same meaning as under Rule 13d-3 under the 1934 Act.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"Governmental Agency" means any federal, state, local, foreign, or other governmental agency, instrumentality, commission, authority, board, or body.

"Intellectual Property" means all the following in any jurisdiction throughout the world: (a) patents, patent applications, and patent disclosures; (b) trademarks, service marks, trade dress, trade names, corporate names, logos, and slogans (and all translations, adaptations, derivations, and combinations of the foregoing) and Internet domain names, together with all goodwill associated with each of the foregoing; (c) copyrights and copyrightable works; (d) registrations and applications for any of the foregoing; (e) trade secrets, confidential information, know-how, and inventions; (f) computer software (including, but not limited to, source code, executable code, data, databases, and documentation); and (g) all other intellectual property.

"Permitted Liens" means (a) liens for Taxes not yet due and Taxes for which adequate provision is made in the Current Balance Sheet, (b) purchase money security interests in supplies and equipment, (c) statutory landlord liens and precautionary liens filed by lessors with respect to leased equipment, (d) encumbrances that are not substantial in amount, do not materially detract from the value of the property subject to the encumbrance, and do not materially impair the use of the property subject to the encumbrance or the operation of the Company's and its subsidiaries' business, and (e) liens imposed by law arising in the ordinary course of business, such as materialmen's, mechanics', warehousemen's, and other similar, immaterial liens.

"Qualified Financing" means an equity financing in which (a) the pre-money valuation of the Company immediately before the financing exceeds an amount (the "Valuation Amount") equal to the sum of (i) $4,000,000 plus (ii) the aggregate net proceeds of all financings prior to the Qualified Financing (including, for these purposes, the aggregate net proceeds from the conversion of the Note and the exercise of the Warrants), and (b) the Company receives more than $20,000,000 of cash proceeds (net of discounts and commissions attributable to such financing).

"Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

Exhibit 10(ii)(a)

"Tax Returns" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

9.2   Successors and Assigns. This agreement shall inure to the benefit of the parties and their respective successors and assigns.

9.3   Notices. All notices, requests, consents, and other communications provided for in this agreement shall be in writing and shall be (a) delivered in person, (b) transmitted by telecopy, (c) sent by first-class, registered or certified mail, postage prepaid, or (d) sent by reputable overnight courier service, fees prepaid, to the recipient at the address or telecopy number set forth below, or such other address or telecopy number as may hereafter be designated in writing by such recipient. Notices shall be deemed given upon personal delivery, seven days following deposit in the mail as set forth above, upon acknowledgment by the receiving telecopier or one day following deposit with an overnight courier service.

If to the Parent or the Company, to it at:

1140 McDermott Drive
Suite 200
West Chester, Pennsylvania 19380
Facsimile:(610) 436-8079
Attention:Chief Executive Officer

with a copy to:

Orsa & Company
1403 East 900 South
Salt Lake City, Utah 84105
Attention:Ruairidh Campbell, Esq.
Facsimile: (801) 582-9629

If to the Purchaser, to it at:

c/o G.C. Andersen Partners, LLC
1330 Avenue of the Americas
36th Floor
New York, NY 10019
Facsimile:(212) 842-1540
Attention: Mr. Paul Higbee

with a copy to:

Edward W. Kerson, Esq.
80 University Place, Third Floor
New York, NY 10003-4564
Facsimile:(212) 675-5794

Exhibit 10(ii)(a)

9.4   Purchaser Fees and Expenses.   Simultaneously with the Closing, the Company is paying G.C. Andersen Partners, LLC ("GCAP") $50,000 as a closing fee. In addition, on the first business day of each calendar quarter after the date of this agreement, commencing July 1, 2005, the Company shall pay GCAP $10,000.   Further, the Company shall indemnify and hold the Purchaser harmless from and against:

(a)   the fees and expenses arising in connection with the negotiation and execution of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements, $40,000 of which are being paid to the Purchaser's counsel simultaneously with the execution and delivery of this agreement, and the balance of which shall be payable from time to time promptly upon presentation of invoices; and

 (b)   the reasonable fees and expenses incurred following the date of this agreement with respect to any amendments or waivers (whether or not the same become effective) under or in respect of the Transaction Agreements (including in connection with any proposed merger, sale, or recapitalization of the Company).

9.5   Amendment and Waiver. No amendment of any provision of this agreement shall be effective, unless it is in writing and signed by the party to be charged. Any failure of a party to comply with any provision of this agreement may only be waived in writing by the other parties. No such waiver shall operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No failure by any party to take any action against any breach of this agreement or default by the other parties shall constitute a waiver of that party's right to enforce any provision of this agreement or to take any such action.

9.6   Counterparts. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one agreement.

9.7   Headings. The headings of the various sections of this agreement and the headings inserted in the schedules to this agreement have been inserted for reference only and shall not be deemed to be a part of this agreement or any such schedule, and shall not affect the meaning of this agreement or any such schedule.

9.8   Specific Performance. The parties acknowledge that money damages would not be a sufficient remedy for any breach of this agreement. Accordingly, the parties agree that they shall be entitled to specific performance and injunctive relief as remedies for any such breach, these remedies being in addition to any other remedies to which they may be entitled at law or equity.

9.9   Governing Law. This agreement shall be governed by and construed in accordance with the law of the state of New York applicable to agreements made and to be performed wholly in New York.

9.10   No Third Party Beneficiaries. Nothing in this agreement is intended or shall be construed to confer upon any person or entity other than the parties to this agreement and their successors or assigns any rights or remedies under or by reason of this agreement.

9.11   Severability. If any provision of this agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the agreement shall remain in full force and effect and shall not be affected, impaired, or invalidated.

Exhibit 10(ii)(a)

9.12   Entire Agreement. This agreement and the other Transaction Agreements constitute the entire agreement among the parties with respect to their subject matter and supersede all prior arrangements or understandings among them.

COMCAM INTERNATIONAL, INC.

By: /s/ Don Gilbreath

Name:Don Gilbreath
Title: President and Chief Executive Officer

COMCAM, INC.

By: /s/ Don Gilbreath

Name:Don Gilbreath
Title: President and Chief Executive Officer

ACC INVESTORS, LLC

By: G.C. Andersen Partners, LLC
Its: Class 1 Member

By: /s/ Paul Higbee
Name: Paul Higbee
Title:

Exhibit 10(ii)(b)

Convertible Secured Promissory Note

$1,100,000.00

June 22, 2005

FOR VALUE RECEIVED, ComCam International, Inc., a Delaware corporation (the "Maker"), hereby promises to pay ACC Investors, LLC or assigns (the "Payee"), on September 30, 2006   (the "Scheduled Maturity Date"), the principal amount of $1,100,000.00. The unpaid principal amount of this promissory note shall bear simple interest at the rate of 8% a year (the "Rate") (or, during the continuance of an Event of Default (as defined below), 200% of the Rate), from the date of this promissory note to the date of payment, and accrued interest shall be payable on March 31, 2006 and on the Scheduled Maturity Date (or, if earlier, on the date on which this promissory note is converted into Common Shares in accordance with the provisions set forth below).   Principal and interest shall be payable in United States dollars at the office of the Payee at 1330 Avenue of the Americas, 36th Floor, New York, New York 10019 (or such other location as the Payee may specify from time to time by notice given to the Maker in accordance with section 9.3 of the securities purchase agreement dated the date of this promissory note among the Maker, ComCam, Inc. (the "Parent"), and ACC Investors, LLC (the "SPA")).

Notwithstanding anything to the contrary in this promissory note, the Company may, at its option, in lieu of paying all accrued interest in United States dollars, pay not less than 45% of all accrued interest in United States dollars, and, at the time and place of such payment, in lieu of paying the balance in United States dollars, issue to the Payee a number of Common Shares determined by dividing the amount of that balance by the Average Price Per Share on the date of payment. For purposes of this promissory note, the "Average Price Per Share" on a particular date shall be an amount equal to the average of the fair value per Common Share on the 20 trading days immediately preceding that date price of the Common Shares on each. The fair value per Common Share on any trading day shall be (a) the average of the lowest asked and highest bid prices reported on that trading day, if asked and bid prices are reported on a particular trading day, and (b) in each other case, the fair value per Common Share, as determined by a majority of the Company's independent directors.

This promissory note is issued pursuant to the SPA, is secured by certain assets of the Maker in accordance with the SPA, and is guaranteed by the Parent in accordance with the SPA.

In case any of the following events occurs (each, an "Event of Default"):

> (i)   the Maker shall have breached any provision of this promissory note, and such breach shall not have been cured within five days after its first occurrence;

> (ii)   the Maker or the Parent shall have breached an agreement in any other Transaction Agreement (as defined in the SPA) and such breach shall not have been cured within 10 days after the Payee gives the Maker notice of such breach in accordance with section 9.3 of the SPA;

> (iii)   the Maker or the Parent shall have made a material misrepresentation or breach of warranty in the SPA;

Exhibit 10(ii)(b)

(iv)   the Maker or the Parent shall (A) apply for or consent to the appointment of a receiver, trustee or liquidator, (B) admit in writing its inability to pay its debts as they mature, (C) make a general assignment for the benefit of creditors, (D) be adjudicated a bankrupt or insolvent, (E) file a voluntary petition, or have filed against it a petition, in bankruptcy or petition or answer seeking a reorganization or an arrangement with its creditors, or (F) take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution, or liquidation law or statute or file an answer admitting the material allegations of a petition filed against it in any proceeding under any such law; or

(v)   an order, judgment or decree shall be entered, without the application, approval, or consent of the Maker or the Parent, by any court of competent jurisdiction, approving a petition seeking reorganization of the Maker or the Parent, or appointing a receiver, trustee, or liquidator for the Maker or the Parent;

then the Payee may, at its option, declare this promissory note immediately due and payable, without presentment, demand, or protest, all of which are hereby expressly waived.

The Payee may, at its option, exercisable by notice given to the Maker in accordance with section 9.3 of the SPA, at any time or from time to time while this promissory note is outstanding, but only after the earlier of the occurrence of an Event of Default and the 62nd day following the consummation of the Distribution (as defined in the SPA), convert all or any of the principal amount of this promissory note into a fraction of 33% of the outstanding and issuable Common Shares (as defined in the SPA) immediately after giving effect to the conversion, the numerator of which is the principal amount being converted, and the denominator of which is $1,100,000 (it being understood that, for purposes of this paragraph, the term "outstanding and issuable Common Shares" shall include any Common Shares issuable upon exercise or conversion of any then outstanding securities or other rights, but shall exclude any shares issuable upon exercise of the Warrants (as defined in the SPA) or issuable pursuant to section 5.7 of the SPA). In addition, at the close of business on the 75th day following the consummation of the Distribution, and provided that an Event of Default is not then continuing, the then outstanding principal amount of this promissory note shall automatically, and without any action on the part of the Maker or the Payee, convert into a number of Common Shares equal to 33% of the outstanding and issuable Common Shares immediately after giving effect to the conversion, reduced by the aggregate number of Common Shares into which this promissory note shall have theretofore been converted. Upon any such conversion, the Maker shall (a) issue to the Payee a certificate evidencing the shares of common stock into which this promissory note, or portion of this promissory note, was so converted, and (b) pay the Payee the accrued and unpaid interest on the principal amount converted (and, in the event less than all the principal amount of this promissory note is converted, issue to the Payee a new promissory note in a principal amount equal to the principal amount immediately before the conversion, less the principal amount converted).

This promissory may not be prepaid in whole or in part.

The provisions of this promissory note shall be binding upon and inure to the benefit of the holder of this promissory note and its successors and assigns.

The Maker agrees to pay all costs of collection, including reasonable attorneys' fees, incurred by the holder of this promissory note in collecting or enforcing this promissory note, whether in connection with a reorganization, bankruptcy, or other similar proceeding, or upon default.

Exhibit 10(ii)(b)

This promissory note shall be binding upon and inure to the benefit of the Maker and the Payee and their respective successors and permitted assigns, but no assignment or attempted assignment shall relieve the Maker of its obligations under this promissory note.

This promissory note shall be governed by the internal laws of the state of New York applicable to contracts made and to be performed in New York, without giving effect to any conflict or choice of law principles.

COMCAM INTERNATIONAL, INC.

By: /s/ Don Gilbreath
Name: Don Gilbreath
Title: President and Chief Executive Officer

Exhibit 10(ii)(c)

THE SALE AND ISSUANCE OF THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, OR TRANSFERRED, UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO THESE SECURITIES OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE, AND SUCH OFFER, SALE, PLEDGE, OR TRANSFER IS IN COMPLIANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION.

WARRANT TO PURCHASE COMMON STOCK

of

COMCAM INTERNATIONAL, INC.

This certifies that ACC Investors, LLC and its assignees (the "Holder") are entitled, subject to the terms set forth below, to purchase from ComCam International, Inc. (the "Company"), a Delaware corporation, a number (the "Original Issuance Number") of shares of common stock, $.0001 par value, of the Company (the "Common Stock"), equal to 11% of the outstanding and issuable shares of Common Stock immediately prior to the conversion of the Note (as defined in the securities purchase agreement dated June 22, 2005 among the Company, ComCam, Inc., a Delaware corporation, and ACC Investors, LLC (the "SPA")) (it being understood that such outstanding and issuable shares shall include any shares of Common Stock issuable upon exercise or conversion of any then outstanding securities or other rights, but shall exclude any shares issuable upon conversion of the Note, exercise of the Warrants (as defined in the SPA), or issuable pursuant to section 5.7 of the SPA), upon surrender of this warrant at the principal office of the Company referred to below, together with a notice of exercise in the form of annex 1 duly completed and executed (the "Notice of Exercise"), and simultaneous payment for the shares in lawful money of the United States, or otherwise as provided below, at the exercise price referred to in section 2.

       1.<u>Term</u>.   Subject to the terms set forth in this warrant, this warrant shall be exercisable, in whole or in part, at any time (a) on or after the first date on which the Note becomes convertible (the "Original Issuance Date") and (b) before 5:00 p.m., New York time, on the tenth anniversary of the Original Issuance Date, and shall not be exercisable thereafter.

       2.<u>Exercise Price</u>.   The exercise price at which this warrant may be exercised shall be determined by dividing (a) $400,000 by (b) the Original Issuance Number, as adjusted from time to time pursuant to section 9. Upon each adjustment of the exercise price pursuant to section 9, the number of shares of Common Stock that may be purchased upon exercise of this warrant shall be adjusted to the product of (a) the Original Issuance Number, and (b) a fraction determined by dividing (i) the exercise price at which this warrant may be exercised immediately after the Original Issuance Date, and (ii) the exercise price at which this warrant may be exercised immediately after that adjustment of the exercise price pursuant to section 9.

Exhibit 10(ii)(c)

3. Exercise of Warrant**.**   This warrant is exercisable by the Holder in whole at any time or in part from time to time by the surrender of this warrant and the Notice of Exercise duly completed and executed by the Holder, at the principal office of the Company, (a) upon payment to the Company by wire transfer of the purchase price of the shares to be purchased, and/or (b) if the fair market value of one share of Common Stock is greater than the exercise price (at the date of calculation, as set forth below), the Holder may elect to receive shares of Common Stock equal to the value (as determined below) of this warrant (or the portion of this warrant being cancelled) by surrender of this warrant at the principal office of the Company, in which event the Company shall issue to the Holder a number of shares of Common Stock computed using the following formula:

$$X \ = \ \frac{Y(A-B)}{A}$$

Where   X = the number of shares of Common Stock to be issued to the Holder;

Y =   the number of shares of Common Stock purchasable under this warrant or, if only a portion of this warrant is being exercised, the number of shares of Common Stock purchasable in respect of the portion being cancelled (at the date of such calculation);

A =   the fair market value of one share of Common Stock (at the date of such calculation); and

B =   the exercise price (as adjusted to the date of such calculation).

For purposes of this calculation, the fair market value of one share of Common Stock shall be the average of the closing bid and asked prices of the Common Stock quoted in the over-the-counter market or the last reported sale price of the Common Stock or the closing price quoted on the NASDAQ National Market System ("NASDAQ") or on any national securities exchange on which the Common Stock is listed, whichever is applicable, for the five trading days immediately prior to the date of determination of fair market value. If, on a particular trading day for which the fair market value of one share of Common Stock is to be determined, the Common Stock is not quoted in the over-the-counter market or on NASDAQ and is not listed on any national securities exchange, or no such prices are available, the fair market value of one share of Common Stock shall be reasonably determined by the Company's board of directors. For purposes of Rule 144 under the Securities Act of 1933 (the "Act"), the Company and the Holder agree that the exercise of this warrant in accordance with clause (b) above shall be deemed to be a conversion of such portion of the warrant into Common Stock, to the fullest extent permitted under Rule 144.

4. Fractional Shares.   No fractional shares shall be issued upon exercise of this warrant. At the Company's sole discretion, in lieu of any fractional share to which the Holder would otherwise be entitled, the Company may make a cash payment equal to the fair market value of a share of Common Stock on the date of exercise multiplied by that fraction.

5. Replacement of Warrant.   On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this warrant and, in the case of loss, theft, or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this warrant, the Company at its expense shall execute and deliver, in lieu of this warrant, a new warrant of identical tenor and amount.

6.<u>Rights of Stockholders</u>.   The Holder, as such, shall not be entitled to vote or receive dividends or be deemed the holder of Common Stock or any other securities of the Company that may at any time be issuable on the exercise of this warrant for any purpose, nor shall anything in this warrant be construed to confer upon the Holder, as such, any rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive dividends or subscription rights or otherwise, until this warrant shall have been exercised.

7.<u>Transfers</u>. The Holder may transfer this warrant by executing an assignment in the form of annex 2 and delivering this warrant and the executed assignment form in the same manner as a negotiable instrument. The Company, on surrender of this warrant for exchange, properly endorsed on the assignment form and at its expense, shall issue to or on the order of the Holder a new warrant or warrants of like tenor, in the name of the Holder or as the Holder may direct (on payment by the Holder of any applicable transfer taxes), for the number of shares issuable upon exercise of this warrant.   The Holder, by acceptance of this warrant, acknowledges that this warrant and the shares of Common Stock to be issued upon exercise of this warrant are being or will be acquired by the Holder for investment, and that the Holder shall not offer, sell, or otherwise dispose of this warrant or any shares of Common Stock to be issued upon exercise of this warrant, except under circumstances that will not result in a violation of the Act or any state securities laws.

8.<u>Reservation of Stock</u>.   As long as this warrant is exercisable, the Company shall reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the exercise of this warrant and, from time to time, shall take all steps necessary to amend its certificate of incorporation to provide sufficient reserves of shares of Common Stock issuable upon exercise of this warrant.

9.<u>Adjustments</u>

(a) (i) If, at any time after the issuance of this warrant and prior to the sale by the Holder, its members, or their affiliates or associates, to third parties pursuant to Rule 144 under the Act or a registration statement under the Act, of 60% or more of all the shares of Common Stock issued or issuable pursuant to this warrant, Warrant B-2 (as defined in the SPA), the Note, and the SPA, the Company issues or sells, or, in accordance with section 9(b), is deemed to have issued or sold, any shares of Common Stock for a consideration per share less than the greater of the exercise price in effect immediately prior to the issuance or sale and the fair market value of a share of Common Stock on the date of issuance or sale, then, immediately upon the issuance or sale, the exercise price shall be reduced to an amount equal to the product of (A) the exercise price in effect immediately prior to the issuance or sale and (B) an amount determined by dividing (1) the sum of (a) the product of (i) the greater of the exercise price in effect immediately prior to the issuance or sale and the fair market value of a share of Common Stock on the date of issuance or sale, and (ii) the number of shares of Common Stock Deemed Outstanding immediately prior to the issuance or sale, plus (b) the consideration, if any, received by the Company upon the issuance or sale, by (2) an amount equal to the product of   (a) the greater of the exercise price in effect immediately prior to the issuance or sale and the fair market value of a share of Common Stock on the date of issuance or sale and (b) the number of shares of Common Stock Deemed Outstanding immediately after the issuance or sale.

Exhibit 10(ii)(c)

Notwithstanding anything to the contrary in section 9(a)(i), (A) there shall be no adjustment to the exercise price as a result of any issuance pursuant to the Note, the Warrants, or section 5.7 of the SPA, and (B) if, at any time after the Original Issuance Date, the Company issues or sells, or, in accordance with section 9(b), is deemed to have issued or sold, any shares of Common Stock for a consideration per share less than 90% of the exercise price in effect immediately prior to the issuance or sale, then, immediately upon the issuance or sale or deemed issuance or sale, the exercise price shall be reduced to the amount of that per share consideration.

(b)Effect on Exercise Price of Certain Events.
For purposes of determining the exercise price under section 9(a), the following shall be applicable:

(i)Issuance of Rights or Options.   In case at any time after the issuance of this warrant the Company shall in any manner grant or sell (whether directly or by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or security convertible into or exchangeable (with or without further consideration) for Common Stock (such warrants, rights, or options being called "Options" and such convertible or exchangeable stock or securities being called "Convertible Securities"), whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (A) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus, in the case of such Options that relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issuance or sale by the Company of all such Convertible Securities and upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the exercise of all such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) is less than the greater of the exercise price in effect immediately prior to the grant or sale or the fair market value of a share of Common Stock at the date of grant or sale, then the total maximum number of shares of Common Stock issuable upon the exercise of all such Options or upon conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options and thereafter shall be deemed to be outstanding when computing the exercise price. Except as otherwise provided in section 9(b)(iii), no adjustment of the exercise price shall be made upon the actual issuance of Common Stock or Convertible Securities upon exercise of such Options or upon the actual issuance of Common Stock upon conversion or exchange of such Convertible Securities.

(ii)Issuance of Convertible Securities. In case at any time after the issuance of this warrant the Company shall in any manner issue (whether directly or upon assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (A) the total amount received or receivable by the Company as consideration for the issuance or sale of all such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) is less than the greater of the exercise price in effect immediately prior to the issuance or sale or the fair market value of a share of Common Stock at the date of issuance or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issuance or sale of such Convertible Securities and thereafter shall be deemed to be outstanding when computing the exercise price. If any such issuance or sale of

Exhibit 10(ii)(c)

such Convertible Securities is made upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the exercise price have been or are to be made pursuant to other provisions of this section 9(b), no further adjustment of the exercise price shall be made by reason of the issuance or sale. Except as otherwise provided in section 9(b)(iii), no adjustment of the exercise price shall be made upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities.

(iii)<u>Change in Option Price or Conversion Rate</u>. If (A) the exercise price provided for in any Option referred to in section 9(b)(i), (B) the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in section 9(b)(i) or 9(b)(ii), (C) the additional consideration, if any, payable upon the issuance of any Convertible Securities issuable upon the exercise of any Options referred to in section 9(b)(i), (D) the number of shares of Common Stock issuable upon the exercise of Options referred to in section 9(b)(i), or (E) the rate at which Convertible Securities referred to in section 9(b)(i) or 9(b)(ii) are convertible into or exchangeable for Common Stock shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), then, upon the happening of such event, the exercise price shall forthwith be readjusted to the exercise price that would have been in effect had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration, number of shares, or conversion rate, as the case may be, at the time initially granted, issued, or sold. Upon the expiration of any Option referred to in section 9(b)(i) or the expiration or termination of any right to convert or exchange Convertible Securities referred to in section 9(b)(i) or (ii), the exercise price then in effect shall forthwith be increased to the exercise price that would have been in effect at the time of such expiration or termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such expiration or termination, never been issued.

(iv)<u>Consideration for Stock</u>. In case any shares of Common Stock, Options, or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor, without deduction therefrom of any amounts paid or receivable for accrued interest or accrued dividends and any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any shares of Common Stock, Options, or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration at the time of such issuance or sale, as reasonably determined by the board of directors of the Company, without deduction of any amounts paid or receivable for accrued interest or accrued dividends and any expenses incurred or any underwriting commissions or concessions therewith. In case any Options shall be issued in connection with the issuance and sale of other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for no consideration.

(v)<u>Treasury Shares; Full Dilution</u>. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held solely by or for the account of the Company, but the disposition of any such shares shall be considered an issuance or sale of Common Stock for the purpose of this section 9(b).

Exhibit 10(ii)(c)

(c)<u>Subdivision or Combination of Common Stock</u>. In case the Company shall at any time subdivide (by any stock split, stock dividend, or otherwise) its outstanding shares of Common Stock into a greater number of shares, the exercise price shall be proportionately reduced, and, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares, the exercise price shall be proportionately increased. Any dividend or other distribution made upon any capital stock of the Company payable in Common Stock or in any security convertible into or exercisable for Common Stock without or for nominal consideration shall be deemed to be a subdivision for purposes of this section 9(c).

(d) <u>Reorganization, Reclassification, Merger, or Distribution</u>. If any of the following shall occur: (i) any distribution on the capital stock of the Company or capital reorganization or reclassification of such capital stock that is effected in such a way that holders of Common Stock shall be entitled to receive stock, securities, evidence of indebtedness, or other assets (other than cash dividends out of current or retained earnings) with respect to or in exchange for Common Stock; (ii) any consolidation or merger to which the Company is a party, other than a merger in which the Company is the continuing corporation and does not result in any reclassification of, or change (other than a change in name, or par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) in, the outstanding shares of Common Stock of the Company; or (iii) any sale or conveyance of all or substantially all the property or business of the Company as an entirety; then, as a condition of such distribution, reorganization, classification, consolidation, merger, sale, or conveyance, lawful and adequate provisions shall be made whereby the Holder shall thereupon have the right to receive, upon the basis and upon the terms and conditions specified in this warrant and in lieu of the shares of Common Stock immediately theretofore receivable upon the exercise of this warrant, such shares of stock, securities, evidence of indebtedness, or assets as may be issued or payable in such transaction with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such Common Stock immediately theretofore receivable upon such exercise had such distribution, reorganization, reclassification, consolidation, merger, sale, or conveyance not already taken place, and in such case appropriate provisions shall be made with respect to the rights and interests of the Holder to the end that the provisions of this warrant (including, without limitation, provisions for adjustment of the exercise price) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities, evidence of indebtedness, or assets thereafter deliverable upon the exercise of such rights. Anything in this warrant to the contrary notwithstanding, if the provisions of this section 9(d) shall be deemed to apply to any distribution, reorganization, reclassification, consolidation, merger, sale, or conveyance in respect of the Company or its capital stock, no duplicative adjustments shall be made to the exercise price pursuant to section 9(b) or 9(c) upon the occurrence of such distribution, reorganization, reclassification, consolidation, merger, sale, or conveyance.

(e)<u>Notice of Adjustment</u>. Upon any adjustment of the exercise price, then and in each such case the Company shall give written notice thereof (i) by certified or registered mail, postage prepaid, (ii) by a nationally known overnight delivery service, or (iii) delivered by hand, addressed to the Holder at his address as shown on the books of the Company, which notice shall state the exercise price resulting from such adjustment, setting forth in reasonable detail the method upon which such calculation is based.

(f) <u>Limitations on Adjustments</u>. Anything in this warrant to the contrary notwithstanding, no adjustment of the exercise price shall be required, unless such adjustment, either by itself or with other adjustments not previously made, would require a change of at least $0.0001 in such exercise price; provided, that any adjustment that, by reason of this section 9(f), is not required to be made shall be carried forward and taken into account in any subsequent adjustment.

Exhibit 10(ii)(c)

(g) <u>Additional Issuance</u>. If, from time to time prior to the time this warrant shall have ceased to be exercisable pursuant to section 10, the exercise price of this warrant shall have been reduced pursuant to this section 9 (but excluding sections 9(c) and 9(d)), the Company shall, immediately after such adjustment to the exercise price, issue to the Holder, for no additional consideration, a number of additional shares of Common Stock calculated so that:

    (i)   the sum of the number of shares of Common Stock issued upon exercise of this warrant that are then beneficially owned by the Holder, its members, and their affiliates and associates, plus

    (ii)   the number of shares of Common Stock required to be issued pursuant to this section 9(g), equals

    (iii)   the product of:

        (A)   the number of shares of Common Stock issued upon such exercise that are then beneficially owned by the Holder, its members, and their affiliates and associates, and

        (B)   a fraction determined by dividing (i) the exercise price of this warrant at the time of such exercise, by (ii) the exercise price immediately prior to the issuance pursuant to this section 9(g).

For purposes of determining the number of shares of Common Stock issued upon exercise of this warrant that are beneficially owned at a particular time by the Holder, its members, or their affiliates or associates, and if, from time to time, the Holder, its members, or their affiliates or associates sell or otherwise dispose of any shares of Common Stock (whether or not issued upon exercise of this warrant), they shall be deemed to have sold the shares of Common Stock in the order in which they acquired them.

(h)<u>Definitions</u>.As used in this warrant, (i) "affiliate" and "associate" have the meanings given them in Rule 12b-2 under the Securities Exchange Act of 1934, and (ii) "Common Stock Deemed Outstanding" means, at any given time, the number of shares of Common Stock actually outstanding at that time, plus the number of shares of Common Stock deemed to be outstanding at that time pursuant to sections 9(b)(i) and (ii), whether or not the Options or Convertible Securities are exercisable at that time.

10.<u>Early Termination</u>.The Holder shall have no right to exercise this warrant at any time after the consummation of a merger of the Company with an unaffiliated third party, in which the shares of Common Stock are converted solely into the right to receive cash and the Holder shall have received at least 20 business days' prior written notice of the effective time of the merger.

11.<u>Amendments</u>**.** This warrant may be amended only by an instrument executed by the Company and the Holder.

12.<u>Governing Law</u>**.** This warrant shall be governed by and construed in accordance with the law of the state of New York, applicable to agreements made and to be performed in New York, without giving effect to its conflict of laws principles.

Dated: June 22, 2005   **COMCAM INTERNATIONAL, INC.**
                                    By: /s/ Don Gilbreath
                                      Name: Don Gilbreath
                                      Title: President and Chief Executive Officer

Exhibit 10(ii)(d)

THE SALE AND ISSUANCE OF THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION.   THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, OR TRANSFERRED, UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO THESE SECURITIES OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE, AND SUCH OFFER, SALE, PLEDGE, OR TRANSFER IS IN COMPLIANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION.

WARRANT TO PURCHASE COMMON STOCK

of

COMCAM INTERNATIONAL, INC.

This certifies that ACC Investors, LLC and its assignees (the "Holder") are entitled, subject to the terms set forth below, to purchase from ComCam International, Inc. (the "Company"), a Delaware corporation, a number (the "Original Issuance Number") of shares of common stock, $.0001 par value, of the Company (the "Common Stock"), equal to 11% of the outstanding and issuable shares of Common Stock immediately prior to the conversion of the Note (as defined in the securities purchase agreement dated June 22, 2005 among the Company, ComCam, Inc., a Delaware corporation, and ACC Investors, LLC (the "SPA")) (it being understood that such outstanding and issuable shares shall include any shares of Common Stock issuable upon exercise or conversion of any then outstanding securities or other rights, but shall exclude any shares issuable upon conversion of the Note, exercise of the Warrants (as defined in the SPA), or issuable pursuant to section 5.7 of the SPA), upon surrender of this warrant at the principal office of the Company referred to below, together with a notice of exercise in the form of annex 1 duly completed and executed (the "Notice of Exercise"), and simultaneous payment for the shares in lawful money of the United States, or otherwise as provided below, at the exercise price referred to in section 2.

      1.   <u>Term</u>.   Subject to the terms set forth in this warrant, this warrant shall be exercisable, in whole or in part, at any time (a) on or after the first date on which the Note becomes convertible (the "Original Issuance Date") and (b) before 5:00 p.m., New York time, on the tenth anniversary of the Original Issuance Date, and shall not be exercisable thereafter.

      2.   <u>Exercise Price</u>.   The exercise price at which this warrant may be exercised shall be determined by dividing (a) $500,000 by (b) the Original Issuance Number, as adjusted from time to time pursuant to section 9. Upon each adjustment of the exercise price pursuant to section 9, the number of shares of Common Stock that may be purchased upon exercise of this warrant shall be adjusted to the product of (a) the Original Issuance Number, and (b) a fraction determined by dividing (i) the exercise price at which this warrant may be exercised immediately after the Original Issuance Date, and (ii) the exercise price at which this warrant may be exercised immediately after that adjustment of the exercise price pursuant to section 9.

Exhibit 10(ii)(d)

3.   Exercise of Warrant**.**

This warrant is exercisable by the Holder in whole at any time or in part from time to time by the surrender of this warrant and the Notice of Exercise duly completed and executed by the Holder, at the principal office of the Company, (a) upon payment to the Company by wire transfer of the purchase price of the shares to be purchased, and/or (b) if the fair market value of one share of Common Stock is greater than the exercise price (at the date of calculation, as set forth below), the Holder may elect to receive shares of Common Stock equal to the value (as determined below) of this warrant (or the portion of this warrant being cancelled) by surrender of this warrant at the principal office of the Company, in which event the Company shall issue to the Holder a number of shares of Common Stock computed using the following formula:

$$X = \frac{Y(A-B)}{A}$$

Where

        X = the number of shares of Common Stock to be issued to the Holder;

        Y = the number of shares of Common Stock purchasable under this warrant or, if only a portion of this warrant is being exercised, the number of shares of Common Stock purchasable in respect of the portion being cancelled (at the date of such calculation);

        A = the fair market value of one share of Common Stock (at the date of such calculation); and

        B = the exercise price (as adjusted to the date of such calculation).

For purposes of this calculation, the fair market value of one share of Common Stock shall be the average of the closing bid and asked prices of the Common Stock quoted in the over-the-counter market or the last reported sale price of the Common Stock or the closing price quoted on the NASDAQ National Market System ("NASDAQ") or on any national securities exchange on which the Common Stock is listed, whichever is applicable, for the five trading days immediately prior to the date of determination of fair market value. If, on a particular trading day for which the fair market value of one share of Common Stock is to be determined, the Common Stock is not quoted in the over-the-counter market or on NASDAQ and is not listed on any national securities exchange, or no such prices are available, the fair market value of one share of Common Stock shall be reasonably determined by the Company's board of directors. For purposes of Rule 144 under the Securities Act of 1933 (the "Act"), the Company and the Holder agree that the exercise of this warrant in accordance with clause (b) above shall be deemed to be a conversion of such portion of the warrant into Common Stock, to the fullest extent permitted under Rule 144.

4.Fractional Shares.   No fractional shares shall be issued upon exercise of this warrant. At the Company's sole discretion, in lieu of any fractional share to which the Holder would otherwise be entitled, the Company may make a cash payment equal to the fair market value of a share of Common Stock on the date of exercise multiplied by that fraction.

5.Replacement of Warrant.   On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this warrant and, in the case of loss, theft, or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this warrant, the Company at its expense shall execute and deliver, in lieu of this warrant, a new warrant of identical tenor and amount.

Exhibit 10(ii)(d)

6.<u>Rights of Stockholders</u>.   The Holder, as such, shall not be entitled to vote or receive dividends or be deemed the holder of Common Stock or any other securities of the Company that may at any time be issuable on the exercise of this warrant for any purpose, nor shall anything in this warrant be construed to confer upon the Holder, as such, any rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive dividends or subscription rights or otherwise, until this warrant shall have been exercised.

7.<u>Transfers</u>.The Holder may transfer this warrant by executing an assignment in the form of annex 2 and delivering this warrant and the executed assignment form in the same manner as a negotiable instrument. The Company, on surrender of this warrant for exchange, properly endorsed on the assignment form and at its expense, shall issue to or on the order of the Holder a new warrant or warrants of like tenor, in the name of the Holder or as the Holder may direct (on payment by the Holder of any applicable transfer taxes), for the number of shares issuable upon exercise of this warrant.   The Holder, by acceptance of this warrant, acknowledges that this warrant and the shares of Common Stock to be issued upon exercise of this warrant are being or will be acquired by the Holder for investment, and that the Holder shall not offer, sell, or otherwise dispose of this warrant or any shares of Common Stock to be issued upon exercise of this warrant, except under circumstances that will not result in a violation of the Act or any state securities laws.

8.<u>Reservation of Stock</u>.   As long as this warrant is exercisable, the Company shall reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the exercise of this warrant and, from time to time, shall take all steps necessary to amend its certificate of incorporation to provide sufficient reserves of shares of Common Stock issuable upon exercise of this warrant.

9.<u>Adjustments </u>(a) (i) If, at any time after the issuance of this warrant and prior to the sale by the Holder, its members, or their affiliates or associates, to third parties pursuant to Rule 144 under the Act or a registration statement under the Act, of 60% or more of all the shares of Common Stock issued or issuable pursuant to this warrant, Warrant B-1 (as defined in the SPA), the Note, and the SPA, the Company issues or sells, or, in accordance with section 9(b), is deemed to have issued or sold, any shares of Common Stock for a consideration per share less than the greater of the exercise price in effect immediately prior to the issuance or sale and the fair market value of a share of Common Stock on the date of issuance or sale, then, immediately upon the issuance or sale, the exercise price shall be reduced to an amount equal to the product of (A) the exercise price in effect immediately prior to the issuance or sale and (B) an amount determined by dividing (1) the sum of (a) the product of (i) the greater of the exercise price in effect immediately prior to the issuance or sale and the fair market value of a share of Common Stock on the date of issuance or sale, and (ii) the number of shares of Common Stock Deemed Outstanding immediately prior to the issuance or sale, plus (b) the consideration, if any, received by the Company upon the issuance or sale, by (2) an amount equal to the product of   (a) the greater of the exercise price in effect immediately prior to the issuance or sale and the fair market value of a share of Common Stock on the date of issuance or sale and (b) the number of shares of Common Stock Deemed Outstanding immediately after the issuance or sale.

Notwithstanding anything to the contrary in section 9(a)(i), (A) there shall be no adjustment to the exercise price as a result of any issuance pursuant to the Note, the Warrants, or section 5.7 of the SPA, and (B) if, at any time after the Original Issuance Date, the Company issues or sells, or, in accordance with section 9(b), is deemed to have issued or sold, any shares of Common Stock for a consideration per share less than 90% of the exercise price in effect immediately prior to the issuance or sale, then, immediately upon the issuance or sale or deemed issuance or sale, the exercise price shall be reduced to the amount of that per share consideration.

Exhibit 10(ii)(d)

(b)<u>Effect on Exercise Price of Certain Events</u>.

For purposes of determining the exercise price under section 9(a), the following shall be applicable:

        (i)<u>Issuance of Rights or Options</u>.   In case at any time after the issuance of this warrant the Company shall in any manner grant or sell (whether directly or by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or security convertible into or exchangeable (with or without further consideration) for Common Stock (such warrants, rights, or options being called "Options" and such convertible or exchangeable stock or securities being called "Convertible Securities"), whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (A) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus, in the case of such Options that relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issuance or sale by the Company of all such Convertible Securities and upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the exercise of all such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) is less than the greater of the exercise price in effect immediately prior to the grant or sale or the fair market value of a share of Common Stock at the date of grant or sale, then the total maximum number of shares of Common Stock issuable upon the exercise of all such Options or upon conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options and thereafter shall be deemed to be outstanding when computing the exercise price. Except as otherwise provided in section 9(b)(iii), no adjustment of the exercise price shall be made upon the actual issuance of Common Stock or Convertible Securities upon exercise of such Options or upon the actual issuance of Common Stock upon conversion or exchange of such Convertible Securities.

        (ii)<u>Issuance of Convertible Securities</u>. In case at any time after the issuance of this warrant the Company shall in any manner issue (whether directly or upon assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (A) the total amount received or receivable by the Company as consideration for the issuance or sale of all such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) is less than the greater of the exercise price in effect immediately prior to the issuance or sale or the fair market value of a share of Common Stock at the date of issuance or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issuance or sale of such Convertible Securities and thereafter shall be deemed to be outstanding when computing the exercise price. If any such issuance or sale of such Convertible Securities is made upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the exercise price have been or are to be made pursuant to other provisions of this section 9(b), no further adjustment of the exercise price shall be made by reason of the issuance or sale. Except as otherwise provided in section 9(b)(iii), no adjustment of the exercise price shall be made upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities.

Exhibit 10(ii)(d)

(iii)<u>Change in Option Price or Conversion Rate</u>. If (A) the exercise price provided for in any Option referred to in section 9(b)(i), (B) the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in section 9(b)(i) or 9(b)(ii), (C) the additional consideration, if any, payable upon the issuance of any Convertible Securities issuable upon the exercise of any Options referred to in section 9(b)(i), (D) the number of shares of Common Stock issuable upon the exercise of Options referred to in section 9(b)(i), or (E) the rate at which Convertible Securities referred to in section 9(b)(i) or 9(b)(ii) are convertible into or exchangeable for Common Stock shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), then, upon the happening of such event, the exercise price shall forthwith be readjusted to the exercise price that would have been in effect had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration, number of shares, or conversion rate, as the case may be, at the time initially granted, issued, or sold. Upon the expiration of any Option referred to in section 9(b)(i) or the expiration or termination of any right to convert or exchange Convertible Securities referred to in section 9(b)(i) or (ii), the exercise price then in effect shall forthwith be increased to the exercise price that would have been in effect at the time of such expiration or termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such expiration or termination, never been issued.

(iv)<u>Consideration for Stock</u>. In case any shares of Common Stock, Options, or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor, without deduction therefrom of any amounts paid or receivable for accrued interest or accrued dividends and any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any shares of Common Stock, Options, or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration at the time of such issuance or sale, as reasonably determined by the board of directors of the Company, without deduction of any amounts paid or receivable for accrued interest or accrued dividends and any expenses incurred or any underwriting commissions or concessions therewith. In case any Options shall be issued in connection with the issuance and sale of other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for no consideration.

(v)<u>Treasury Shares; Full Dilution</u>. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held solely by or for the account of the Company, but the disposition of any such shares shall be considered an issuance or sale of Common Stock for the purpose of this section 9(b).

(c)<u>Subdivision or Combination of Common Stock</u>. In case the Company shall at any time subdivide (by any stock split, stock dividend, or otherwise) its outstanding shares of Common Stock into a greater number of shares, the exercise price shall be proportionately reduced, and, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares, the exercise price shall be proportionately increased. Any dividend or other distribution made upon any capital stock of the Company payable in Common Stock or in any security convertible into or exercisable for Common Stock without or for nominal consideration shall be deemed to be a subdivision for purposes of this section 9(c).

Exhibit 10(ii)(d)

(d) <u>Reorganization, Reclassification, Merger, or Distribution</u>. If any of the following shall occur: (i) any distribution on the capital stock of the Company or capital reorganization or reclassification of such capital stock that is effected in such a way that holders of Common Stock shall be entitled to receive stock, securities, evidence of indebtedness, or other assets (other than cash dividends out of current or retained earnings) with respect to or in exchange for Common Stock; (ii) any consolidation or merger to which the Company is a party, other than a merger in which the Company is the continuing corporation and does not result in any reclassification of, or change (other than a change in name, or par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) in, the outstanding shares of Common Stock of the Company; or (iii) any sale or conveyance of all or substantially all the property or business of the Company as an entirety; then, as a condition of such distribution, reorganization, classification, consolidation, merger, sale, or conveyance, lawful and adequate provisions shall be made whereby the Holder shall thereupon have the right to receive, upon the basis and upon the terms and conditions specified in this warrant and in lieu of the shares of Common Stock immediately theretofore receivable upon the exercise of this warrant, such shares of stock, securities, evidence of indebtedness, or assets as may be issued or payable in such transaction with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such Common Stock immediately theretofore receivable upon such exercise had such distribution, reorganization, reclassification, consolidation, merger, sale, or conveyance not already taken place, and in such case appropriate provisions shall be made with respect to the rights and interests of the Holder to the end that the provisions of this warrant (including, without limitation, provisions for adjustment of the exercise price) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities, evidence of indebtedness, or assets thereafter deliverable upon the exercise of such rights. Anything in this warrant to the contrary notwithstanding, if the provisions of this section 9(d) shall be deemed to apply to any distribution, reorganization, reclassification, consolidation, merger, sale, or conveyance in respect of the Company or its capital stock, no duplicative adjustments shall be made to the exercise price pursuant to section 9(b) or 9(c) upon the occurrence of such distribution, reorganization, reclassification, consolidation, merger, sale, or conveyance.

(e)<u>Notice of Adjustment</u>. Upon any adjustment of the exercise price, then and in each such case the Company shall give written notice thereof (i) by certified or registered mail, postage prepaid, (ii) by a nationally known overnight delivery service, or (iii) delivered by hand, addressed to the Holder at his address as shown on the books of the Company, which notice shall state the exercise price resulting from such adjustment, setting forth in reasonable detail the method upon which such calculation is based.

(f) <u>Limitations on Adjustments</u>. Anything in this warrant to the contrary notwithstanding, no adjustment of the exercise price shall be required, unless such adjustment, either by itself or with other adjustments not previously made, would require a change of at least $0.0001 in such exercise price; provided, that any adjustment that, by reason of this section 9(f), is not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g) <u>Additional Issuance</u>. If, from time to time prior to the time this warrant shall have ceased to be exercisable pursuant to section 10, the exercise price of this warrant shall have been reduced pursuant to this section 9 (but excluding sections 9(c) and 9(d)), the Company shall, immediately after such adjustment to the exercise price, issue to the Holder, for no additional consideration, a number of additional shares of Common Stock calculated so that:

(i) the sum of the number of shares of Common Stock issued upon exercise of this warrant that are then beneficially owned by the Holder, its members, and their affiliates and associates, plus

Exhibit 10(ii)(d)

(ii)   the number of shares of Common Stock required to be issued pursuant to this section 9(g), equals

(iii) the product of:

(A)   the number of shares of Common Stock issued upon such exercise that are then beneficially owned by the Holder, its members, and their affiliates and associates, and

(B)   a fraction determined by dividing (i) the exercise price of this warrant at the time of such exercise, by (ii) the exercise price immediately prior to the issuance pursuant to this section 9(g).

For purposes of determining the number of shares of Common Stock issued upon exercise of this warrant that are beneficially owned at a particular time by the Holder, its members, or their affiliates or associates, and if, from time to time, the Holder, its members, or their affiliates or associates sell or otherwise dispose of any shares of Common Stock (whether or not issued upon exercise of this warrant), they shall be deemed to have sold the shares of Common Stock in the order in which they acquired them.

(h)Definitions.As used in this warrant, (i) "affiliate" and "associate" have the meanings given them in Rule 12b-2 under the Securities Exchange Act of 1934, and (ii) "Common Stock Deemed Outstanding" means, at any given time, the number of shares of Common Stock actually outstanding at that time, plus the number of shares of Common Stock deemed to be outstanding at that time pursuant to sections 9(b)(i) and (ii), whether or not the Options or Convertible Securities are exercisable at that time.

10.Early Termination.The Holder shall have no right to exercise this warrant at any time after the consummation of a merger of the Company with an unaffiliated third party, in which the shares of Common Stock are converted solely into the right to receive cash and the Holder shall have received at least 20 business days' prior written notice of the effective time of the merger.

11. Amendments**.**   This warrant may be amended only by an instrument executed by the Company and the Holder.

12.Governing Law**.**   This warrant shall be governed by and construed in accordance with the law of the state of New York, applicable to agreements made and to be performed in New York, without giving effect to its conflict of laws principles.

Dated: June 22, 2005   **COMCAM INTERNATIONAL, INC.**
                                              By: /s/ Don Gilbreath
                                              Name: Don Gilbreath
                                              Title: President and Chief Executive Officer

Exhibit 10(ii)(e)

REGISTRATION RIGHTS AGREEMENT

Dated June 22, 2005

The parties to this agreement are ACC Investors, LLC, a Delaware limited liability company (the "Investor"), and ComCam International, Inc., a Delaware corporation (the "Company").

Pursuant to the securities purchase agreement dated the date of this agreement among the Company, ComCam, Inc., and the Investor (the "Purchase Agreement"), the Investor may acquire shares of the Company's common stock, $.0001 par value (the "Common Stock"), from the Company. The parties wish to set forth certain rights of the Investor in connection with public offerings and sales of shares of Common Stock.

Accordingly, the parties agree as follows:

1. **Demand Registration**. If Holders of a Majority of the Registrable Shares (the "Requesting Holders") request that the Company effect a registration under the Securities Act of Registrable Shares, the Company shall promptly use its best efforts to effect the registration in accordance with the following provisions:

a)   The Company shall not be obligated to file and cause to become effective (i) more than two registration statements in connection with firm commitment underwritten public offerings pursuant to which the Registrable Shares requested to be included in a registration statement have been sold as contemplated by that registration statement, (ii) any registration statement other than (A) a registration statement referred to in the preceding clause (i) or (B) up to one shelf registration statement on Form S-3 (or a successor form) in any 12-month period that is not in connection with a firm commitment underwritten public offering, or (iii) any registration statement during any period in which any other registration statement (other than on Form S-4 or S-8 under the Securities Act, or any successor forms) pursuant to which Primary Shares are to be or were sold in a firm commitment underwritten public offering has been filed and not withdrawn, or has been declared effective within the prior 90 days.

b)   The Company may, on one occasion only, delay the filing or effectiveness of any registration statement for a period of up to 90 days after the date of a request for registration pursuant to this section 1, if, at the time of the request, (i) the Company is engaged, or plans to engage within 90 days after the date of the request, in a firm commitment underwritten public offering of Primary Shares in which the holders of Registrable Shares may include Registrable Shares pursuant to section 2, or (ii) a Material Transaction exists.

c)   The Company may include in any registration pursuant to this section 1 any Registrable Shares not held by the Requesting Holders, any Primary Shares, or any Other Shares; provided, however, that, if the registration relates to a firm commitment public offering and the managing underwriter advises the Company that the inclusion of all Registrable Shares, Primary Shares, and Other Shares proposed to be included in the registration would interfere with the successful marketing (including pricing) of the Registrable Shares proposed to be included in the registration, the number of Registrable Shares, Primary Shares, and Other Shares proposed to be included in the registration shall be included in the following order:

Exhibit 10(ii)(e)

first, the Registrable Shares of the Requesting Holders;

second, other Registrable Shares (or, if necessary, pro rata among the Holders of the other Registrable Shares, based upon the number of other Registrable Shares requested to be included by each such Holder);

third, the Primary Shares; and

fourth, the Other Shares (or, if necessary, pro rata among the holders of the Other Shares, based upon the number of Other Shares requested to be included by each such holder).

d)   The Requesting Holders shall have the right to designate the managing underwriter of the offering, subject to the consent of the Company, which consent shall not be unreasonably withheld.

e)   At any time before the registration statement covering Registrable Shares becomes effective, the Requesting Holders may request that the Company withdraw or not file the registration statement. In that event, if the request of withdrawal shall not have been caused by, or made in response to, the material adverse effect of an event on the business, properties, condition, financial or otherwise, or operations of the Company, the Holders shall be deemed to have used one of the demand registration rights under this section 1, unless the Holders agree to reimburse the Company for the Company's reasonable, out-of-pocket expenses in connection with the registration through the date of the request. A registration referred to in section 1(a)(i) shall not count as a registration statement referred to in section 1(a)(i), unless it becomes effective and the Requesting Holders are able to sell at least 80% of their Registrable Shares requested to be included in the registration statement.

2.   **Piggyback Registration**. If the Company at any time proposes for any reason to register shares of Common Stock under the Securities Act (other than on Form S-4 or S-8 under the Securities Act, or any successor forms and other than pursuant to section 1), it shall promptly give written notice to the Holders of its intention or its obligation to register those shares and, upon any Holder's written request, delivered to the Company within 30 days after delivery of any such notice by the Company, to include in the registration Registrable Shares (which request shall specify the number of Registrable Shares proposed to be included in the registration), the Company shall use its best efforts to cause all such Registrable Shares to be included in the registration on the same terms and conditions as the securities otherwise included in the registration; provided, however, that, if the registration relates to a firm commitment underwritten public offering of shares of Common Stock and the managing underwriter of the offering advises the Company that the inclusion of all Registrable Shares requested to be included in the registration would interfere with the successful marketing (including pricing) of the Primary Shares or Other Shares proposed to be registered, the number of Primary Shares, Registrable Shares, and Other Shares proposed to be included in the registration shall be included in the following order of priority:

first, the Primary Shares; and

second, the Registrable Shares and the Other Shares requested to be included in the registration (or, if necessary, pro rata among the holders of the Registrable Shares and the Other Shares, based upon the number of Registrable Shares and Other Shares requested to be included by each such holder).

Exhibit 10(ii)(e)

3. **Holdback**. If the Company at any time registers shares of Common Stock under the Securities Act (including any registration pursuant to section 1 or 2) in connection with a firm commitment underwritten public offering, the Holders shall not sell publicly, make any short sale of, or otherwise dispose publicly of any shares of Common Stock or other securities of the Company convertible into, or exercisable or exchangeable for, shares of Common Stock (other than the shares of Common Stock included in the registration), without the prior written consent of the Company, for a period designated by the Company in writing to the Holders, which period shall begin not more than 10 days prior to the effectiveness of the registration statement pursuant to which the public offering shall be made and shall not last more than 90 days after the effective date of the registration statement. The Company shall obtain the agreement of any person or entity permitted to sell shares in a registration to be bound by and to comply with this section 3, as if that person or entity were a Holder. The Company shall agree to customary restrictions on its ability to offer or sell shares for its account in connection with any firm commitment underwritten public offering by the Holders in which the Company elects not to participate.

4. **Preparation and Filing**. If, and whenever, the Company is under an obligation pursuant to this agreement to use its best efforts to effect the registration of any Registrable Shares, the Company shall, as promptly as practicable:

a) use its best efforts to cause a registration statement that registers such Registrable Shares to become and remain effective for 180 days or, if earlier, until all those Registrable Shares shall have been disposed of;

b) furnish, at least five business days before filing a registration statement that registers those Registrable Shares, the prospectus to be included in the registration statement or any amendments or supplements relating to the registration statement or prospectus, to the Investor copies of all documents proposed to be filed (it being understood that that five-business-day period need not apply to successive drafts of the same document proposed to be filed, as long as the successive drafts are supplied to the Investor's counsel in advance of the proposed filing by a period reasonable in the circumstances);

c) prepare and file with the Commission amendments and supplements to the registration statement and prospectus as may be necessary to keep the registration statement effective for at least 180 days or until all those Registrable Shares shall have been disposed of (if earlier) and to comply with the provisions of the Securities Act with respect to the sale or other disposition of those Registrable Shares;

d) notify in writing the Investor promptly of (i) the receipt by the Company of any notification with respect to any comments by the Commission with respect to the registration statement or prospectus or any amendment or supplement or any request by the Commission for the amending or supplementing of the registration statement or prospectus or for additional information with respect to it, (ii) the receipt by the Company of any notification with respect to the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or prospectus or any amendment or supplement to it or the initiation or threatening of any proceeding for that purpose (and the Company shall use its best efforts to prevent the issuance of such a stop order or, if issued, to obtain its withdrawal), and (iii) the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purposes;

Exhibit 10(ii)(e)

e)   use its best efforts to register or qualify those Registrable Shares under such other securities or blue sky laws of such jurisdictions as the Holders reasonably request, to keep those registrations or qualifications in effect for as long as the registration statement covering those Registrable Shares remains in effect, and do any and all other acts and things that may be reasonably necessary or advisable to enable the Holders to consummate the disposition in those jurisdictions of the Registrable Shares owned by the Holders;

f)   furnish to the Holders holding those Registrable Shares such number of copies of a summary prospectus, if any, or other prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as those Holders may reasonably request, in order to facilitate the public sale or other disposition of those Registrable Shares;

g)   use its best efforts to cause those Registrable Shares to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Holders to consummate the disposition of those Registrable Shares;

h)   notify on a timely basis the Holders at any time when a prospectus relating to those Registrable Shares is required to be delivered under the Securities Act of any event as a result of which the prospectus included in the registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing and, at the request of a Holder, prepare and furnish to that Holder a reasonable number of copies of a supplement to or an amendment of that prospectus as may be necessary so that, as thereafter delivered to the offerees of such shares, that prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

i)   make available upon reasonable notice and during normal business hours, for inspection by the Holders, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant, or other agent retained by the Holders or underwriter (collectively, the "Inspectors"), all pertinent financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records"), as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors, and employees to supply all information (together with the Records, the "Information") reasonably requested by any such Inspector in connection with such registration statement. Any Information the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, shall not be disclosed by the Inspectors, unless (i) the disclosure of such Information is necessary to avoid or correct a misstatement or omission in the registration statement, (ii) the release of such Information is ordered pursuant to a subpoena or other order from a court of competent jurisdiction, or (iii) such Information has been made generally available to the public. The Holders shall, upon learning that disclosure of such Information is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at the Company's expense, to undertake appropriate action to prevent disclosure of the Information deemed confidential;

j)   use its best efforts to obtain from its independent accountants "cold comfort" letters in customary form and at customary times and covering matters of the type customarily covered by cold comfort letters;

Exhibit 10(ii)(e)

k)   use its best efforts to obtain from its counsel an opinion or opinions in customary form, naming the Holders holding such Registrable Shares as additional addressees or parties who may rely on such opinion or opinions;

l)   provide a transfer agent and registrar (which may be the same entity and which may not be the Company) for such Registrable Shares;

m)   issue to any underwriter to which the Holders holding such Registrable Shares may sell shares in such offering certificates evidencing such Registrable Shares;

n)   list such Registrable Shares on any national securities exchange on which any shares of Common Stock are listed or, if shares of Common Stock are not listed on a national securities exchange, use its best efforts to qualify such Registrable Shares for inclusion on the automated quotation system of the National Association of Securities Dealers, Inc. (the "NASD");

o)   otherwise use its best efforts to comply with all applicable rules and regulations of the Commission and make available to its securityholders, as soon as reasonably practicable, earnings statements (which need not be audited) covering a period of 12 months beginning within three months after the effective date of the registration statement, which earnings statements shall satisfy the provisions of section 11(a) of the Securities Act; and

p)   use its best efforts to take all other steps necessary to effect the registration of such Registrable Shares contemplated by this agreement.

Each Holder of Registrable Shares registered pursuant to this agreement shall provide to the Company, upon the request of the Company, such written information and materials as the Company may reasonably request to effect or maintain such registration. Each Holder, upon receipt of any notice from the Company of any event of the kind described in clause (h) above, shall forthwith discontinue the disposition of such Registrable Shares pursuant to the registration statement covering such Registrable Shares until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by clause (h) above.

5.   Expenses. All expenses (other than underwriting discounts and commissions relating to the Registrable Shares) incurred by the Company or any Holder in complying with this agreement, including, without limitation, all registration and filing fees (including all expenses incident to filing with a national securities exchange or the NASD), fees and expenses of complying with securities and blue sky laws, printing expenses, fees and expenses of the Company's counsel and accountants, and fees and expenses of one counsel acting on behalf of the Holders, shall be borne by the Company.

Exhibit 10(ii)(e)

6.   **Indemnification.**

(a)   In connection with any registration of any Registrable Shares under the Securities Act pursuant to this agreement, the Company shall indemnify and hold harmless each Holder, each underwriter, broker, or any other person or entity acting on behalf of the Holders and each other person or entity, if any, who controls any of the foregoing persons or entities against any losses, claims, damages, or liabilities, joint or several (or actions in respect thereof), to which any of the foregoing persons or entities may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or allegedly untrue statement of a material fact contained in the registration statement under which such Registrable Shares were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein or otherwise filed with the Commission, any amendment or supplement thereto, or any document incident to registration or qualification of any Registrable Shares, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or, with respect to any prospectus, necessary to make the statements therein in light of the circumstances under which they were made not misleading, or any violation by the Company of the Securities Act or state securities or blue sky laws applicable to the Company and relating to action or inaction required of the Company in connection with such registration or qualification under such state securities or blue sky laws; and shall reimburse the Holders, such underwriter, such broker, or such other person or entity acting on behalf of the Holders and each such controlling person or entity for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability, or action (including any legal or other expenses incurred) arises out of or is based upon an untrue statement or allegedly untrue statement or omission or alleged omission made in said registration statement, preliminary prospectus, final prospectus, amendment, supplement, or document incident to registration or qualification of any Registrable Shares in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by the Holders or the underwriter specifically for use in the preparation thereof.

(b)   In connection with any registration of Registrable Shares under the Securities Act pursuant to this agreement, each seller of Registrable Shares shall severally and not jointly indemnify and hold harmless (in the same manner and to the same extent as set forth in section 6(a), mutatis mutandis) the Company, each director of the Company, each officer of the Company who shall sign such registration statement, each underwriter, broker, or other person or entity acting on behalf of the Holders of Registrable Shares and each person or entity who controls any of the foregoing persons or entities within the meaning of the Securities Act with respect to any statement or omission from such registration statement, any preliminary prospectus or final prospectus contained therein or otherwise filed with the Commission, any amendment or supplement thereto or any document incident to registration or qualification of any Registrable Shares, if such statement or omission was made in reliance upon and in conformity with written information furnished to the Company or such underwriter through an instrument duly executed by such seller specifically for use in connection with the preparation of such registration statement, preliminary prospectus, final prospectus, amendment, supplement, or document; provided, however, that the maximum amount of liability in respect of such indemnification shall be in proportion to and limited to, in the case of each seller of Registrable Shares, to the net proceeds actually received by such seller from the sale of Registrable Shares effected pursuant to such registration.

Exhibit 10(ii)(e)

(c)   Promptly after receipt by an indemnified party of notice of the commencement of any action involving a claim referred to in section 6(a) or 6(b), such indemnified party shall, if a claim in respect thereof is made against an indemnifying party, give written notice to the latter of the commencement of such action. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be responsible for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof; provided, however, that, if any indemnified party shall have reasonably concluded that there may be one or more legal or equitable defenses available to such indemnified party that are additional to or conflict with those available to the indemnifying party, or that such claim or litigation involves or could have an effect upon matters beyond the scope of the indemnity agreement provided in this section 7, then the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party and such indemnifying party shall reimburse such indemnified party and any person or entity controlling such indemnified party for that portion of the fees and expenses of any counsel retained by the indemnified party reasonably related to the matters covered by the indemnity agreement provided in this section 6. The indemnifying party shall not be liable to indemnify any indemnified party for any settlement of any claim or action effected without the consent of the indemnifying party. The indemnifying party may not settle any claim or action brought against an indemnified party, unless such indemnified party is released from all and any liability as part of such settlement.

(d)   If the indemnification provided for in this section 6 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, claim, damage, liability, or action referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amounts paid or payable by such indemnified party as a result of such loss, claim, damage, liability, or action in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, claim, damage, liability, or action as well as any other relevant equitable considerations; provided, however, that, if the circumstances described in either proviso of section 6(a) apply to the indemnified party, then the indemnifying party shall not be obligated to contribute with respect to such loss, claim, damage, liability, or action to the extent set forth in such proviso. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

(e)   The parties acknowledge it would not be just and equitable if contribution pursuant to section 6(d) were determined by pro rata allocation (even if the holders and any underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in sections 6(c) and 6(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, and liabilities referred to in section 6(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.

7.   Information by Holder. Each seller of Registrable Shares shall furnish to the Company such written information regarding such seller and the distribution proposed by the seller as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification, or compliance referred to in this agreement.

Exhibit 10(ii)(e)

8. **Exchange Act Compliance**. The Company shall comply with all the reporting requirements of the Exchange Act applicable to it and shall comply with all other public information reporting requirements of the Commission that are conditions to the availability of Rule 144 for the sale of the Common Stock. The Company shall cooperate with the Holders in supplying such information as may be necessary for them to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of Rule 144.

9. **Mergers, Etc.** The Company shall not, directly or indirectly, enter into any merger, consolidation, or reorganization, unless, prior to such merger, consolidation, or reorganization, provision shall be made so that the Holders shall have the same rights in the parent company of the surviving entity of the merger, consolidation, or reorganization as they have under this agreement, mutatis mutandis.

10. **New Certificates**. As promptly as practicable after the effectiveness of any registration statement filed pursuant to this agreement, the Company shall deliver, in exchange for any legended certificate evidencing Registrable Shares so registered, new stock certificates not bearing any restrictive legends, provided, however, that, in the event fewer than all the Registrable Shares evidenced by such legended certificate are registered, the new certificate evidencing such unregistered shares shall be issued bearing the appropriate restrictive legend.

11. **No Conflict of Rights**. The Company represents and warrants to the Investor that the registration rights granted under this agreement do not conflict with any other registration rights granted by the Company. The Company shall not grant any registration rights that conflict with the registration rights granted under this agreement.

12. **Miscellaneous**

12.1 **Definitions**. For purposes of this agreement, the following terms have the indicated meanings:

"Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

"Exchange Act" means the Securities Exchange Act of 1934 or any successor federal statute, and the rules and regulations of the Commission, as in effect from time to time.

"Holder" means the Investor and any other person or entity to which the Investor or such other person or entity sells or otherwise disposes of Registrable Shares.

"Majority of the Registrable Shares" at any time means a majority of the shares of capital stock purchased pursuant to the Purchase Agreement (as adjusted or changed from time to time upon any stock split, combination, merger, reorganization, or other similar transaction) and issuable upon exercise of the Warrant.

"Material Transaction" means any transaction in which the Company or any of its subsidiaries proposes to engage or is engaged, including a purchase or sale of assets or securities, financing, merger, consolidation, tender offer, or any other transaction that would require disclosure pursuant to the Exchange Act, and with respect to which the board of directors of the Company reasonably has determined that compliance with this agreement may reasonably be expected either to interfere substantially with the Company's or that subsidiary's ability to consummate that transaction in a timely fashion or require the Company to disclose material, non-public information prior to the time it would otherwise be required to be disclosed.

Exhibit 10(ii)(e)

"Other Shares" means at any time those shares of Common Stock that do not constitute Primary Shares or Registrable Shares.

"Primary Shares" means at any time the authorized but unissued shares of Common Stock or shares of Common Stock held by the Company in its treasury.

"Registrable Shares" means, at any time, shares of Common Stock, and includes (a) Common Stock issued as a dividend or distribution, (b) any other securities that, by their terms, are exercisable or exchangeable for or convertible into Common Stock, and (c) any securities received in respect of the foregoing, in each case that at the time are held by a Holder. Any particular shares shall cease to be shares of Registrable Shares when (d) they have been registered under the Securities Act, the registration statement in connection with the registration has been declared effective, and they have been disposed of pursuant to and in the manner described in that registration statement, (e) they are sold or distributed pursuant to Rule 144, (f) they have been otherwise transferred and new certificates or other evidences of ownership for them not bearing a restrictive legend and not subject to any stop transfer order or other restriction on transfer have been delivered by the Company or the issuer of other securities issued in exchange for those shares, or (g) they have ceased to be outstanding.

"Rule 144" means Rule 144 under the Securities Act or any successor rule or any complementary rule (such as Rule 144A).

"Securities Act" means the Securities Act of 1933 or any successor federal statute, and the rules and regulations of the Commission under that statute, as in effect from time to time.

12.2   Successors and Assigns. This agreement shall inure to the benefit of the parties and their respective successors and assigns.

12.3   Notices All notices, requests, consents, and other communications provided for in this agreement shall be in writing and shall be (a) delivered in person, (b) transmitted by telecopy, (c) sent by first-class, registered or certified mail, postage prepaid, or (d) sent by reputable overnight courier service, fees prepaid, to the recipient at the address or telecopy number set forth below, or such other address or telecopy number as may hereafter be designated in writing by such recipient. Notices shall be deemed given upon personal delivery, seven days following deposit in the mail as set forth above, upon acknowledgment by the receiving telecopier or one day following deposit with an overnight courier service.

> If to the Company, to it at:
> 1140 McDermott Drive
> Suite 200
> West Chester, Pennsylvania 19380
> Facsimile: (610) 436-8079
> Attention: Chief Executive Officer
>
> with a copy to:
> Orsa & Company
> 1403 East 900 South
> Salt Lake City, Utah 84105
> Facsimile: (801) 582-9629
> Attention: Ruairidh Campbell, Esq.

Exhibit 10(ii)(e)

If to a Holder, to it at:
    c/o G.C. Andersen Partners, LLC
    1330 Avenue of the Americas
    36th Floor
    New York, NY 10019
    Facsimile:(212) 842-1540
    Attention: Mr. Paul Higbee

with a copy to:
    Edward W. Kerson, Esq.
    80 University Place, Third Floor
    New York, NY 10003-4564
    Facsimile:(212) 675-5794

12.4 **Amendment and Waiver**. No amendment of any provision of this agreement shall be effective, unless it is in writing and signed by the Company and the Investor. Any failure of a party to comply with any provision of this agreement may only be waived in writing by the other party. No such waiver shall operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No failure by any party to take any action against any breach of this agreement or default by the other party shall constitute a waiver of that party's right to enforce any provision of this agreement or to take any such action.

12.5 **Counterparts.** This agreement may be executed in counterparts, each of which shall be deemed an original, but both of which together shall constitute one agreement.

12.6 **Headings**. The headings of the various sections of this agreement have been inserted for reference only and shall not be deemed to be a part of this agreement.

12.7 **Specific Performance**. The parties acknowledge that money damages would not be a sufficient remedy for any breach of this agreement. Accordingly, the parties agree that they shall be entitled to specific performance and injunctive relief as remedies for any such breach, these remedies being in addition to any other remedies to which they may be entitled at law or equity.

12.8 **Governing Law.** This agreement shall be governed by and construed in accordance with the law of the state of New York applicable to agreements made and to be performed wholly in New York.

12.9 **No Third Party Beneficiaries**. The Holders are intended beneficiaries of this agreement. Except as specifically set forth in the preceding sentence, nothing in this agreement is intended or shall be construed to confer upon any person or entity other than the parties to this agreement and their successors or assigns any rights or remedies under or by reason of this agreement.

12.10 **Severability.** If any provision of this agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the agreement shall remain in full force and effect and shall not be affected, impaired, or invalidated.

Exhibit 10(ii)(e)

12.11   Entire Agreement. This agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior arrangements or understandings between them.

COMCAM INTERNATIONAL, INC.

By: /s/ Don Gilbreath
    Name: Don Gilbreath
    Title: President and Chief Executive Officer

ACC INVESTORS, LLC

By: G.C. Andersen Partners, LLC
Its: Class 1 Member

By: /s/ Paul Higbee
    Name: Paul Higbee
    Title:

Exhibit 10(iii)

AGREEMENT

Dated June 22, 2005

The parties to this agreement are ComCam International, Inc. ("International"), a Delaware corporation, ComCam, Inc., a Delaware corporation ("ComCam"), and Don Gilbreath (the "Executive"). International and ComCam are collectively referred to in this agreement as the "Companies" and sometimes individually as a "Company".

The Executive is the president and chief executive officer, a director, and the beneficial owner (as that term is defined in the rules under the Securities Exchange Act of 1934 (the "1934 Act")) of the largest number of shares of common stock of each of the Companies. As a condition to the obligation of ACC Investors, LLC (the "Purchaser") to consummate the transactions contemplated by the securities purchase agreement dated this date among the Companies and the Purchaser (the "SPA"), the parties are entering into this agreement.

Accordingly, the parties agree as follows:

1. <u>Positions, Duties, and Responsibilities of Executive</u>.
Each of the Companies shall continue to employ the Executive, and the Executive shall continue to serve each of the Companies, as its president and chief executive officer. The Executive shall devote his full business time to the Companies, of which not less than 80% shall be devoted to International, and shall not engage in any other business activities, during his employment by either Company under this agreement. Notwithstanding anything to the contrary in this agreement, however, the Executive may engage in charitable activities and community affairs, and manage his personal investments and affairs, provided those activities do not materially interfere with the proper performance of his duties and responsibilities under this agreement.

2. <u>Term of Employment</u>. The Companies shall continue to employ the Executive, and the Executive shall continue to serve the Companies, until the earlier of (a) the fifth anniversary of this agreement (the "Final Date") or (b) the termination of the Executive's employment in accordance with this agreement.

3. <u>Salary</u>. During the Executive's employment by International under this agreement and prior to the consummation of a Qualified Financing (as defined in the SPA) (the "New Compensation Date"), International shall pay the Executive, in accordance with its regular payroll practices, a salary at an annual rate of $60,000. During the Executive's employment by International under this agreement and after the New Compensation Date, International shall pay the Executive, in accordance with its regular payroll practices, a salary at an annual rate of $175,000. ComCam shall pay the Executive such salary and other compensation, if any, as he and ComCam mutually agree from time to time; provided, however, International shall have no liability or obligation to the Executive or International to pay any such salary or other compensation payable by International.

4. <u>Benefits</u>. During the Executive's employment by International under this agreement, the Executive shall be entitled to participate in employee benefit plans and programs on substantially the same basis as International's other most senior executives, as such plans or programs may be in effect from time to time. During the Executive's employment by ComCam under this agreement, the Executive shall be entitled to participate in such employee benefit plans and programs, if any, as he and ComCam mutually agree from time to time; provided, however, International shall have no liability or obligation to the Executive or ComCam in respect of any such benefits from International.

Exhibit 10(iii)

5. <u>Reimbursement of Business and Other Expenses</u>. Each Company shall promptly reimburse the Executive for all reasonable business expenses he incurs in carrying out the business of the respective Company, subject to documentation in accordance with the respective Company's policies.

6. <u>Termination of Employment</u>. Either Company or the Executive may terminate the Executive's employment with the respective Company by written notice given to the other parties to this agreement. If the Executive wishes to terminate his employment with either Company (other than in the case of his disability or a Constructive Termination Without Cause), he shall give the other parties to this agreement at least 90 days' notice prior to the termination. Notwithstanding anything to the contrary in this agreement, the Executive shall not terminate his employment by International prior to the Final Date (other than in the case of his death or disability or a Constructive Termination Without Cause). If the Executive's employment with International terminates prior to the Final Date due to his death or disability, or due to a termination by the Company (other than for disability or cause), or due to a Constructive Termination Without Cause, he shall be entitled to his salary under section 3 for 90 days following the termination of employment, and his other or additional benefits in accordance with applicable plans and programs of International. If the Executive's employment with International terminates prior to the Final Date for any other reason, he shall be entitled to his salary under section 3 through the date of termination of employment, and his other or additional benefits in accordance with applicable plans and programs of International. If the Executive's employment with ComCam terminates prior to the Final Date, the Executive shall be entitled to such payments and benefits, if any, as he and ComCam mutually agree from time to time; provided, however, International shall have no liability or obligation to the Executive or ComCam as a result of any such termination of employment with ComCam.

7.   <u>Inventions and Non-Disclosure</u>

7.1 The Executive represents and warrants to International that he has disclosed to International all inventions, discoveries, improvements, trade secrets, formulae, techniques, processes, and know-how, whether or not patentable and whether or not reduced to practice, conceived or learned by the Executive from the date he first acquired securities in either Company or was employed or engaged by either Company, either alone or jointly with others, that relate to or result from the actual or anticipated business, work, research, or investigations of either Company, or that result, to any extent, from use of either Company's premises or property (such work, collectively, the "Inventions"). The Executive agrees that he shall, from time to time, promptly disclose to International all Inventions that relate to or result from the actual or anticipated business, work, research, or investigations of International, or that result, to any extent, from use of International's premises or property. The Executive and ComCam acknowledge and agree that all Inventions that exist on the date of this agreement shall be the sole property of International, and all Inventions arising after the date of this agreement that relate to or result from the actual or anticipated business, work, research, or investigations of International, or that result, to any extent, from use of International's premises or property, shall be the sole property of International, and the Executive hereby assigns to International his entire right and interest in and to all such Inventions.

Exhibit 10(iii)

7.2   The Executive shall keep in confidence all Proprietary Information, and shall not, directly or indirectly, use, disseminate, or disclose any Proprietary Information either during or after his employment with either Company without the prior written consent of the Company that owns the Proprietary Information, except as may be necessary in the ordinary course of performing the Executive's duties and responsibilities under this agreement. For purposes of this agreement, the term "Proprietary Information" shall mean all information, material, knowledge, know-how, technology, methods, techniques, and skills, whether oral, written, documentary, electronic, or computer generated, concerning (a) the business and financial activities of either Company and its performance, including, without limitation, either Company's banking, investments, investors, properties, pricing, marketing, distribution, customers, contractors, employees and consultants, (b) either Company's technology or research, and development, including, without limitation, trade secrets, test results, processes, inventions, techniques, and products (actual or planned); provided however, that the term Proprietary Information shall not include information that was in the public domain when disclosed, except as a result of a breach of this agreement or a breach of a duty of care or loyalty, or a fiduciary duty, by the Executive.

8.   <u>Non-Competition, Etc.</u>   In order to induce the Purchaser to consummate the transactions contemplated by the SPA, which the Executive anticipates will materially enhance the value of International's common stock, of which the Executive is the largest beneficial owner through his beneficial ownership of shares in ComCam, the Executive agrees that, during the term of his employment with International and as long as he remains an affiliate of International, the Executive shall not, directly or indirectly (whether as principal, shareholder, officer, director, employee, consultant, partner, agent or otherwise), (a) engage in any business or activity competitive with the business of International or its controlled affiliates, or commit any act or omission that would, directly or indirectly, result in a breach of any agreement under the SPA; (b) beneficially own (within the meaning of the 1934 Act) any equity or other interest in any business or enterprise engaged in a business competitive with the business of International or its controlled affiliates; or (c) offer employment to or employ or engage any person employed with or engaged by International or its controlled affiliates during the Executive's employment with International.   Notwithstanding the foregoing, nothing in this section 8 shall prohibit the Executive from holding or acquiring securities of any publicly owned company, as long as such holding or investment constitutes, in the aggregate, less than 5% of the total issued and outstanding securities of any class or series of securities of that company, provided that the Executive has no active role in that company.

9. <u>Miscellaneous</u>

(a) <u>Definitions</u>.   As used in this agreement, the following terms have the following respective meanings:

(i) "cause" shall mean:

(A) the Executive is indicted for a crime (other than traffic offenses); or

(B) the Executive is guilty of material neglect or misconduct in carrying out his duties under this agreement resulting, in either case, in material economic harm to the respective Company;

Exhibit 10(iii)

(ii)   "Constructive Termination Without Cause" shall mean a termination of the Executive's employment at his initiative following the occurrence, without the Executive's prior written consent, of one or more of the following events (except as a consequence of a prior termination):

(A)   a material breach of this agreement by the respective Company, and the failure by the respective Company to cure the breach promptly after the Executive gives the respective Company notice of the breach; or

(B)   the relocation of the respective Company's principal office, or the Executive's own office location assigned to him by the respective Company, to a location more than 50 miles from West Chester, Pennsylvania; and

(iii)   "disability" shall mean the Executive's inability substantially to perform his duties and responsibilities under this agreement for 90 consecutive days.

(b) <u>Governing Law</u>.   This agreement shall be governed by and construed in accordance with the law of the commonwealth of Pennsylvania, without giving effect to its conflict of law principles.

(c)   <u>Headings</u>.   The section headings of this agreement are for reference purposes only, and are to be given no effect in the construction or interpretation of this agreement.

(d)   <u>Notices</u>.   All notices and other communications under this agreement shall be in writing and may be given by any of the following methods: (i) personal delivery, (ii) facsimile transmission, (iii) registered or certified mail, postage prepaid, return receipt requested, or (iv) overnight delivery service.   Notices shall be sent to the appropriate party at its or his address or facsimile number below (or at such other address or facsimile number for that party as shall be specified by notice given under this section 9(d):

if to either Company, to it at:

1140 McDermott Drive
Suite 200
West Chester, Pennsylvania 19380
Fax: (610) 436-8079
Attention: Chief Financial Officer

With copies to:

G.C. Andersen Partners, LLC
1330 Avenue of the Amereicas
36th Floor
New York, New York 10019
Fax: (212) 842-1540
Attention: Mr. Paul Higbee

and

Edward W. Kerson, Esq.
80 University Place, Third Floor
New York, New York 10003-4564
Fax: (212) 675-5794

Exhibit 10(iii)

if to the Executive, to him at:

1525 Tanglewood Drive
West Chester, Pennsylvania 19380

with a copy to:

Orsa & Company
1403 East 900 South
Salt Lake City, Utah 84105
Attention: Ruairidh Campbell, Esq.

All such notices and communications shall be deemed received upon (v) actual receipt by the addressee, (vi) actual delivery to the appropriate address or (vii) in the case of a facsimile transmission, upon transmission by the sender and issuance by the transmitting machine of a confirmation slip confirming that the number of pages constituting the notice have been transmitted without error. In the case of notices sent by facsimile transmission, the sender shall contemporaneously mail a copy of the notice to the addressee at the address set forth above. However, such mailing shall in no way alter the time at which the facsimile notice is deemed received.

(e) Separability. The invalidity of unenforceability of any provision of this agreement shall not affect the validity or enforceability of any other provision of this agreement, which shall remain in full force and effect.

(f) Waiver. Any party may waive compliance by the other parties with any provision of this agreement. No waiver of any provision shall be construed as a waiver of any other provision. Any waiver must be in writing and signed by the waiving party.

(g) Counterparts. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(h) Entire Agreement. This agreement contains, and is intended as, a complete statement of all the terms of the arrangements among the parties with respect to the matters provided for, supersedes all previous agreements and understandings among them with respect to those matters, and cannot be changed or terminated orally.

COMCAM INTERNATIONAL, INC.

By: /s/ Don Gilbreath
Name: Don Gilbreath
Title: President and Chief Executive Officer

COMCAM, INC.

By: /s/ Don Gilbreath
Name: Don Gilbreath
Title: President and Chief Executive Officer

EXECUTIVE:

/s/ Don Gilbreath
Don Gilbreath

120